

Boldly First

2023
Annual Report

Shareholder Information

Annual General Meeting
The annual general meeting of shareholders will be held in the Verdmont Room, Rosewood Bermuda, 60 Tucker's Point Drive, Hamilton Parish, HS 02, Bermuda, at 8:00 a.m., Bermuda time and 6:00 a.m. Houston time, on June 12, 2024.

Transfer Agent
Registered holders of our shares may direct their questions to: Computershare Trust Company, N.A.
150 Royall St., Ste 101
Canton, MA 02021
1-800-736-3001

Email: web.queries@computershare.com
Hours: Monday through Friday, 8:30 a.m. to 6 p.m. (ET)

Corporate Governance, Board and Board
Committees Our website, www.valaris.com, contains information regarding (i) the composition of our Board of Directors and board committees, (ii) corporate governance in general, (iii) shareholder communications with the Board, (iv) the Valaris Code of Business Conduct, (v) the Valaris Corporate Governance Policy, (vi) Ethics Hotline reporting provisions, and (vii) the charters of the board committees. A direct link to the company's SEC filings, including reports required under Section 16 of the Securities Exchange Act of 1934, is located in the Investors section of our website. Copies of these documents may be obtained without charge by contacting Valaris Investor Relations. Reasonable expenses will be charged for copies of exhibits listed in the back of SEC Forms 10-K and 10-Q. Please list the exhibits you would like to receive and submit your request in writing to Valaris Investor Relations at the address below. We will notify you of the cost and furnish the requested exhibits upon receipt of payment.

Valaris Investor Relations
5847 San Felipe, Suite 3300
Houston, Texas 77057-3008
(713) 789-1400
www.valaris.com

Table of Contents

Forward–Looking Statements	2
Contract Drilling Fleet	5
Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	8
Management's Discussion and Analysis of Financial Condition and Results of Operations	10
Business Environment	14
Results of Operations	15
Liquidity and Capital Resources	23
Critical Accounting Policies and Estimates	30
New Accounting Pronouncements	32
Financial Statements and Supplementary Data	33
Management's Report on Internal Control Over Financial Reporting	33
Reports of Independent Registered Public Accounting Firm	34
Consolidated Statements of Operations	39
Consolidated Statements of Comprehensive Income (Loss)	40
Consolidated Balance Sheets	41
Consolidated Statements of Cash Flows	42
Notes to Consolidated Financial Statements	43
Board of Directors and Executive Management Committee Members	

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "likely," "plan," "project," "could," "may," "might," "should," "will" and similar words and specifically include statements regarding expected financial performance; expected utilization, day rates, revenues, operating expenses, cash flows, contract status, terms and duration, contract backlog, capital expenditures, insurance, financing and funding; the offshore drilling market, including supply and demand, customer drilling programs, stacking of rigs, effects of new rigs on the market and effect of the volatility of commodity prices; expected work commitments, awards, contracts and letters of intent; the availability, delivery, mobilization, contract commencement or relocation or other movement of rigs and the timing thereof; rig reactivations, enhancement, upgrade or repair and timing and cost thereof; the suitability of rigs for future contracts; performance of our joint ventures, including our joint venture with Saudi Arabian Oil Company ("Saudi Aramco"); timing of the delivery of the Saudi Aramco Rowan Offshore Drilling Company ("ARO") newbuild rigs and the timing of additional ARO newbuild orders; divestitures of assets; general market, business and industry conditions, trends and outlook; general political conditions, including political tensions, conflicts and war; the impacts and effects of public health crises, pandemics and epidemics; future operations; the effectiveness of our cybersecurity programs; expectations regarding our sustainability targets and strategy; the impact of increasing regulatory complexity; the outcome of tax disputes, assessments and settlements; expense management; and the likely outcome of litigation, legal proceedings, investigations or insurance or other claims or contract disputes and the timing thereof.

Such statements are subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated, including:

- delays in contract commencement dates or cancellation, suspension, renegotiation or termination with or without cause of drilling contracts or drilling programs as a result of general or industry-specific economic conditions, mechanical difficulties, performance, delays in the delivery of critical drilling equipment, failure of the customer to receive final investment decision (FID) for which the drilling rig was contracted or other reasons;

- changes in worldwide rig supply and demand, competition or technology, including as a result of delivery of newbuild drilling rigs or reactivation of stacked drilling rigs;

- general economic and business conditions, including recessions, inflation, volatility affecting the banking system and financial markets and adverse changes in the level of international trade activity;

- requirements to make significant expenditures in connection with rig reactivations, customer drilling requirements and to comply with governing laws or regulations in the regions we operate;

- loss of a significant customer or customer contract, as well as customer consolidation and changes to customer strategy, including focusing on renewable energy projects;

- our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, rising wages, unionization, or otherwise, or to retain employees;

- the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems;

- the adequacy of sources of liquidity for us and our customers;

- risks inherent to drilling rig reactivations, repair, modification or upgrades, unexpected delays in equipment delivery, engineering, design or commissioning issues following delivery, or changes in the commencement, completion or service dates;

- our ability to generate operational efficiencies from our shared services center and potential risks relating to the processing of transactions and recording of financial information;

- downtime and other risks associated with offshore rig operations, including rig or equipment failure, damage and other unplanned repairs, the limited availability of transport vessels, hazards, self-imposed drilling limitations and other delays due to severe storms and hurricanes and the limited availability or high cost of insurance coverage for certain offshore perils, such as hurricanes in the Gulf of Mexico or associated removal of wreckage or debris;

- our customers cancelling or shortening the duration of our drilling contracts, cancelling future drilling programs and seeking pricing and other contract concessions from us;

- decreases in levels of drilling activity and capital expenditures by our customers, whether as a result of the global capital markets and liquidity, prices of oil and natural gas, changes in tax policy (such as the U.K.'s windfall tax on oil and gas producers in the British North Sea), climate change concerns or otherwise, which may cause us to idle, stack or retire additional rigs;

- impacts and effects of public health crises, pandemics and epidemics, the related public health measures implemented by governments worldwide, the duration and severity of the outbreak and its impact on global oil demand, the volatility in prices for oil and natural gas and the extent of disruptions to our operations;

- disruptions to the operations and business of our key customers, suppliers and other counterparties, including impacts affecting our supply chain and logistics;

- governmental action, terrorism, cyber-attacks, piracy, military action and political and economic uncertainties, including civil unrest, political demonstrations, mass strikes, or an escalation or additional outbreak of armed hostilities or other crises in oil or natural gas producing areas, which may result in expropriation, nationalization, confiscation or deprivation or destruction of our assets; suspension and/or termination of contracts based on force majeure events or adverse environmental safety events; or volatility in prices of oil and natural gas;

- disputes over production levels among members of the Organization of Petroleum Exporting Countries and other oil and gas producing nations ("OPEC+"), which could result in increased volatility in prices for oil and natural gas that could affect the markets for our services;

- our ability to enter into, and the terms of, future drilling contracts, including contracts for newbuild rigs or acquired rigs, for rigs currently idled and for rigs whose contracts are expiring;

- any failure to execute definitive contracts following announcements of letters of intent, letters of award or other expected work commitments;

- the outcome of litigation, legal proceedings, investigations or other claims or contract disputes, including any inability to collect receivables or resolve significant contractual or day rate disputes, and any renegotiation, nullification, cancellation or breach of contracts with customers or other parties;

- internal control risk due to changes in management, hiring of employees, employee reductions and our shared service center;

- governmental regulatory, legislative and permitting requirements affecting drilling operations, including limitations on drilling locations, limitations on new oil and gas leasing in U.S. federal lands and waters, and regulatory measures to limit or reduce greenhouse gas emissions ("GHG");

- governmental policies that could reduce demand for hydrocarbons, including mandating or incentivizing the conversion from internal combustion engine powered vehicles to electric-powered vehicles;

- forecasts or expectations regarding the global energy transition, including consumer preferences for alternative fuels and electric-powered vehicles, as part of the global energy transition;

- increased scrutiny from regulators, market and industry participants, stakeholders and others in regard to our sustainability practices and reporting;

- our ability to achieve our sustainability aspirations, targets, goals and commitments or the impact of any changes to such matters;

- potential impacts on our business resulting from climate-change or GHG legislation or regulations, and the impact on our business from climate-change related physical changes or changes in weather patterns;

- new and future regulatory, legislative or permitting requirements, future lease sales, changes in laws, rules and regulations that have or may impose increased financial responsibility, additional oil spill abatement contingency plan capability requirements and other governmental actions that may result in claims of force majeure or otherwise adversely affect our existing drilling contracts, operations or financial results;

- environmental or other liabilities, risks, damages or losses, whether related to storms, hurricanes or other weather-related events (including wreckage or debris removal), collisions, groundings, blowouts, fires, explosions, cyberattacks, terrorism or otherwise, for which insurance coverage and contractual indemnities may be insufficient, unenforceable or otherwise unavailable;

- tax matters, including our effective tax rates, tax positions, results of audits, changes in tax laws, treaties and regulations, tax assessments and liabilities for taxes;

- our ability to realize the expected benefits of our joint venture with Saudi Aramco, including our ability to fund any required capital contributions or to enforce any payment obligations of the joint venture pursuant to outstanding shareholder notes receivable and benefits of our other joint ventures;

- the potentially dilutive impacts of warrants issued pursuant to the plan of reorganization;

- the costs, disruption and diversion of our management's attention associated with campaigns by activist securityholders; and

- adverse changes in foreign currency exchange rates.

In addition to the numerous risks, uncertainties and assumptions described above, you should also carefully read and consider "Item 1A. Risk Factors" in Part I of our Annual Report on Form 10-K for the year ended December 31, 2023 and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

Contract Drilling Fleet

The following table provides certain information about the rigs in our drilling fleet as of February 15, 2024:

Rig Name	Rig Type	Year Delivered	Design	Maximum Water Depth/ Drilling Depth	Location	Status
Floaters						
VALARIS DS-4	Drillship	2010	Dynamically Positioned	12,000'/40,000'	Brazil	Under contract
VALARIS DS-7	Drillship	2013	Dynamically Positioned	10,000'/40,000'	Spain	Under reactivation[2]
VALARIS DS-8	Drillship	2015	Dynamically Positioned	12,000'/40,000'	Brazil	Under contract
VALARIS DS-9	Drillship	2015	Dynamically Positioned	12,000'/40,000'	Angola	Under contract
VALARIS DS-10	Drillship	2017	Dynamically Positioned	12,000'/40,000'	Nigeria	Under contract
VALARIS DS-11	Drillship	2013	Dynamically Positioned	12,000'/40,000'	Spain	Preservation stacked[1]
VALARIS DS-12	Drillship	2013	Dynamically Positioned	12,000'/40,000'	Egypt	Under contract
VALARIS DS-13	Drillship	2023	Dynamically Positioned	12,000'/40,000'	Mobilizing[3]	Mobilizing[3]
VALARIS DS-14	Drillship	2023	Dynamically Positioned	12,000'/40,000'	Mobilizing[3]	Mobilizing[3]
VALARIS DS-15	Drillship	2014	Dynamically Positioned	12,000'/40,000'	Brazil	Under contract
VALARIS DS-16	Drillship	2014	Dynamically Positioned	12,000'/40,000'	Gulf of Mexico	Under contract
VALARIS DS-17	Drillship	2014	Dynamically Positioned	12,000'/40,000'	Brazil	Under contract
VALARIS DS-18	Drillship	2015	Dynamically Positioned	12,000'/40,000'	Gulf of Mexico	Under contract
VALARIS DPS-1	Semisubmersible	2012	Dynamically Positioned	10,000'/35,000'	Australia	Under contract
VALARIS DPS-3	Semisubmersible	2010	Dynamically Positioned	8,500'/37,500'	Gulf of Mexico	Preservation stacked[1]
VALARIS DPS-5	Semisubmersible	2012	Dynamically Positioned	8,500'/35,000'	Mexico	Under contract
VALARIS DPS-6	Semisubmersible	2012	Dynamically Positioned	8,500'/35,000'	Gulf of Mexico	Preservation stacked[1]
VALARIS MS-1	Semisubmersible	2011	F&G ExD Millennium, Moored	8,200'/40,000	Australia	Under contract
Jackups						
VALARIS 72	Jackup	1981	Hitachi K1025N	225'/25,000'	United Kingdom	Under contract
VALARIS 75	Jackup	1999	MLT Super 116-C	400'/30,000'	Gulf of Mexico	Preservation stacked[1]
VALARIS 76	Jackup	2000	MLT Super 116-C	350'/30,000'	Saudi Arabia	Preparing for lease contract[4]
VALARIS 92	Jackup	1982	MLT 116-C	210'/25,000'	United Kingdom	Under contract
VALARIS 102	Jackup	2002	KFELS MOD V-A	400'/30,000'	Gulf of Mexico	Preservation stacked[1]
VALARIS 104	Jackup	2002	KFELS MOD V-B	400'/30,000'	UAE	Preservation stacked[1]
VALARIS 106	Jackup	2005	KFELS MOD V-B	400'/30,000'	Indonesia	Under contract
VALARIS 107	Jackup	2006	KFELS MOD V-B	400'/30,000'	Australia	Under contract
VALARIS 108	Jackup	2007	KFELS MOD V-B	400'/30,000'	Saudi Arabia	Preparing for lease contract[4]
VALARIS 109	Jackup	2008	KFELS MOD V-Super B	350'/35,000'	Namibia	Preservation stacked[1]
VALARIS 110	Jackup	2015	KFELS MOD V-B	400'/35,000'	Qatar	Under contract
VALARIS 111	Jackup	2003	KFELS MOD V Enhanced B-Class	400'/36,000'	Croatia	Preservation stacked[1]
VALARIS 115	Jackup	2013	Baker Marine Pacific Class 400	400'/30,000'	Brunei	Under contract
VALARIS 116	Jackup	2008	LT 240- C	375'/35,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 117	Jackup	2009	LT 240- C	350'/35,000'	Mexico	Under contract
VALARIS 118	Jackup	2012	LT 240- C	350'/35,000	Trinidad	Under contract
VALARIS 120	Jackup	2013	KFELS Super A	400'/40,000'	United Kingdom	Under contract
VALARIS 121	Jackup	2013	KFELS Super A	400'/40,000'	United Kingdom	Under contract
VALARIS 122	Jackup	2013	KFELS Super A	400'/40,000'	United Kingdom	Under contract

Rig Name	Rig Type	Year Delivered	Design	Maximum Water Depth/ Drilling Depth	Location	Status
Jackups (Continued)						
VALARIS 123	Jackup	2019	KFELS Super A	400'/40,000'	United Kingdom	Preparing for contract
VALARIS 140	Jackup	2016	LT Super 116E	340'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 141	Jackup	2016	LT Super 116E	340'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 143	Jackup	2010	LT EXL Super 116-E	350'/35,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 144	Jackup	2010	LT Super 116-E	350'/35,000'	Gulf of Mexico	Under contract
VALARIS 145	Jackup	2010	LT Super 116-E	350'/35,000'	Gulf of Mexico	Preservation stacked[1]
VALARIS 146	Jackup	2011	LT EXL Super 116-E	320'/35,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 147	Jackup	2013	LT Super 116-E	350'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 148	Jackup	2013	LT Super 116-E	350'/30,000'	Saudi Arabia	Leased to ARO drilling
VALARIS 247	Jackup	1998	LT Super Gorilla	400'/35,000'	United Kingdom	Preparing for contract
VALARIS 248	Jackup	2000	LT Super Gorilla	400'/35,000'	United Kingdom	Under contract
VALARIS 249	Jackup	2001	LT Super Gorilla	400'/35,000'	Trinidad	Under contract
VALARIS 250	Jackup	2003	LT Super Gorilla XL	550'/35,000'	Saudi Arabia	Leased to ARO drilling
VALARIS Viking	Jackup	2010	KEFLS N Class	435'/35,000'	United Kingdom	Preservation stacked[1]
VALARIS Stavanger	Jackup	2011	KEFLS N Class	400'/35,000'	United Kingdom	Preparing for contract
VALARIS Norway	Jackup	2011	KEFLS N Class	400'/35,000'	United Kingdom	Under contract

[1] Prior to stacking, upfront steps are taken to preserve the rig. This may include a quayside power source to dehumidify key equipment and/or provide electric current to the hull to prevent corrosion. Also, certain equipment may be removed from the rig for storage in a temperature-controlled environment. While stacked, large equipment that remains on the rig is periodically inspected and maintained by Valaris personnel. These steps are designed to reduce time and lower cost to reactivate the rig once returned to the active fleet.

[2] Rig is being reactivated for a firm contract.

[3] Rigs are mobilizing from South Korea to Las Palmas, Spain, where they will be stacked.

[4] Rigs are under-going contract preparations for lease contracts with ARO drilling.

The equipment on our drilling rigs includes engines, draw works, derricks, pumps to circulate drilling fluid, well control systems, drill string and related equipment. The engines power a top-drive mechanism that turns the drill string and drill bit so that the hole is drilled by grinding subsurface materials, which are then returned to the rig by the drilling fluid. The intended water depth, well depth and geological conditions are the principal factors that determine the size and type of rig most suitable for a particular drilling project.

Floater rigs consist of drillships and semisubmersibles. Drillships are purpose-built maritime vessels outfitted with drilling apparatus. Drillships are self-propelled and can be positioned over a drill site through the use of computer-controlled propellers or "thruster" dynamic positioning systems. Our drillships are capable of drilling in water depths of up to 12,000 feet and are suitable for deepwater drilling in remote locations because of their superior mobility and large load-carrying capacity. Although drillships are most often used for deepwater drilling and exploratory well drilling, drillships can also be used as a platform to carry out well maintenance or completion work such as casing and tubing installation or subsea tree installations.

Semisubmersibles are drilling rigs with pontoons and columns that are partially submerged at the drilling location to provide added stability during drilling operations. Semisubmersibles are held in a fixed location over the ocean floor either by being anchored to the sea bottom with mooring chains or dynamically positioned by computer-controlled propellers or "thrusters" similar to that used by our drillships. Moored semisubmersibles are most commonly used for drilling in water depths of 4,499 feet or less. However, VALARIS MS-1, which is a moored semisubmersible, is capable of deepwater drilling in water depths greater than 5,000 feet. Dynamically positioned semisubmersibles generally are outfitted for drilling in deeper water depths and are well-suited for deepwater development and exploratory well drilling. Further, we have two hybrid semisubmersibles, VALARIS DPS-3 and VALARIS DPS-5, which leverage both moored and dynamically positioned configurations. This hybrid design provides multi-faceted drilling solutions to customers with both shallow water and deepwater requirements.

Jackup rigs stand on the ocean floor with their hull and drilling equipment elevated above the water on connected leg supports. Jackups are generally preferred over other rig types in shallow water depths of 400 feet or less, primarily because jackups provide a more stable drilling platform with above water well-control equipment. Our jackups are of the independent leg design where each leg can be fixed into the ocean floor at varying depths and equipped with a cantilever that allows the drilling equipment to extend outward from the hull over fixed platforms enabling safer drilling of both exploratory and development wells. The jackup hull supports the drilling equipment, jacking system, crew quarters, storage and loading facilities, helicopter landing pad and related equipment and supplies.

We own all rigs in our fleet and we manage the drilling operations for two platform rigs owned by a third-party.

We lease various office, warehouse and storage facilities worldwide, including our corporate offices in Houston, Texas and other offices and facilities located in various countries in North America, South America, Europe, Africa and the Asia Pacific region. We own offices and other facilities in United States (Louisiana), Angola and Brazil.

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information

On April 30, 2021, pursuant to the plan of reorganization, the Company issued an aggregate of approximately 75.0 million Common Shares and 5.6 million Warrants and has listed the Common Shares and the Warrants on the New York Stock Exchange under the symbols "VAL" and "VAL WS", respectively.

Many of our shareholders hold shares electronically, all of which are owned by a nominee of the Depository Trust Company. We had 67 shareholders of record on February 1, 2024.

Dividends

We have not paid or declared any dividends on our Common Shares. Our Indenture and the Credit Agreement (as defined below) include provisions that limit our ability to pay dividends.

Bermuda Tax

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermudian dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermudian dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our Common Shares.

At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares.

Cumulative Total Shareholder Return

The chart below presents a comparison of the cumulative total shareholder return on our Common Shares, assuming $100 invested on May 3, 2021 (the first trading date after our emergence from the Chapter 11 Cases (as defined below)) for Valaris Limited, the Standard & Poor's MidCap 400 Index and Dow Jones US Select Oil Equipment & Services Index (the "Industry Index").

COMPARISON OF CUMULATIVE TOTAL RETURN[1]
Among Valaris Limited, the S&P MidCap 400 Index and the Industry Index



	May 3, 2021	Fiscal Year Ended December 31,		
	Relisting	2021	2022	2023
Valaris Limited	$ 100.0	$ 151.9	$ 285.3	$ 289.3
S&P MidCap 400	$ 100.0	$ 104.6	$ 91.0	$ 105.9
Industry Index	$ 100.0	$ 96.5	$ 160.7	$ 168.4

[1] Total return assuming reinvestment of dividends. Assumes $100 invested on May 3, 2021, which represents the first trading date after our emergence from the Chapter 11 Cases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with "Item 1A. Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2023 and our consolidated financial statements and the notes thereto in "Financial Statements and Supplementary Data."

The discussion of our results of operations and liquidity in this section includes comparisons for the years ended December 31, 2023 and 2022 (Successor). For a similar discussion, including comparisons for the year ended December 31, 2022, eight months ended December 31, 2021 (Successor), and the four months ended April 30, 2021 (Predecessor), see "Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our annual report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 21, 2023.

INTRODUCTION

Our Business

We are a leading provider of offshore contract drilling services to the international oil and gas industry with operations in almost every major offshore market across six continents. We own the world's largest offshore drilling rig fleet, including one of the newest ultra-deepwater fleets in the industry and a leading premium jackup fleet. We currently own 53 rigs, including 13 drillships, four dynamically positioned semisubmersible rigs, one moored semisubmersible rig, 35 jackup rigs and a 50% equity interest in ARO, our 50/50 unconsolidated joint venture with Saudi Aramco, which owns an additional eight rigs.

Our customers include many of the leading international and government-owned oil and gas companies, in addition to many independent operators. We are among the most geographically diverse offshore drilling companies with global operations. The markets in which we operate include the Gulf of Mexico, South America, the North Sea, the Middle East, Africa and Asia Pacific.

We provide drilling services on a day rate contract basis. Under day rate contracts, we provide an integrated service that includes the provision of a drilling rig and rig crews for which we receive a daily rate that may vary between the full rate and zero rate throughout the duration of the contractual term, depending on the operations of the rig. We also may receive lump-sum fees or similar compensation for the mobilization, demobilization and capital upgrades of our rigs. Our customers bear substantially all of the costs of constructing the well and supporting drilling operations as well as the economic risk relative to the success of the well.

Chapter 11 Proceedings, Emergence from Chapter 11 and Fresh Start Accounting

On August 19, 2020 (the "Petition Date"), Valaris plc ("Legacy Valaris" or "Predecessor") and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under chapter 11 of the Bankruptcy Code in the Bankruptcy Court under the caption In re Valaris plc, et al., Case No. 20-34114 (MI) (the "Chapter 11 Cases"). On March 3, 2021, the Bankruptcy Court confirmed the Debtors' chapter 11 plan of reorganization.

On April 30, 2021 (the "Effective Date"), we successfully completed our financial restructuring and together with the Debtors emerged from the Chapter 11 Cases. Upon emergence from the Chapter 11 Cases, we eliminated $7.1 billion of debt and obtained a $520.0 million capital injection by issuing the First Lien Notes. See "Note 8 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the First Lien Notes. On the Effective Date, the Legacy Valaris Class A ordinary shares were cancelled and the Common Shares were issued. Also, former holders of Legacy Valaris' equity were issued Warrants to purchase Common Shares. See "Note 9 - Shareholders' Equity" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the issuance of the Common Shares and Warrants.

References to the financial position and results of operations of the "Successor" or "Successor Company" relate to the financial position and results of operations of the Company after the Effective Date. References to the financial position and results of operations of the "Predecessor" or "Predecessor Company" refer to the financial position and results of operations of Legacy Valaris on and prior to the Effective Date. References to the "Company," "we," "us" or "our" in this Annual Report are to Valaris Limited, together with its consolidated subsidiaries, when referring to periods following the Effective Date, and to Legacy Valaris, together with its consolidated subsidiaries, when referring to periods prior to and including the Effective Date.

Upon emergence from the Chapter 11 Cases, we qualified for and adopted fresh start accounting. The application of fresh start accounting resulted in a new basis of accounting, and the Company became a new entity for financial reporting purposes. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes on and prior to that date.

See "Note 2 – Chapter 11 Proceedings" and "Note 3 - Fresh Start Accounting" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional details regarding the bankruptcy, our emergence and fresh start accounting.

Our Industry

Operating results in the offshore contract drilling industry are highly cyclical and are directly related to the demand for and the available supply of drilling rigs. Low demand and excess supply can independently affect day rates and utilization of drilling rigs. Therefore, adverse changes in either of these factors can result in adverse changes in our industry. While the cost of moving a rig may cause the balance of supply and demand to vary somewhat between regions, significant variations between most regions are generally of a short-term nature due to rig mobility.

In recent years, oil prices have experienced significant volatility as a result of the global COVID-19 pandemic, production disputes among major oil producing countries and various other factors. This volatility meaningfully impacted both the supply of, and demand for, offshore rigs. Since 2021, oil prices have become relatively more stable due to, among other factors, rebounding demand for hydrocarbons, a measured approach to production increases by OPEC+ members, reduction in supply due to Russia's invasion of Ukraine and the subsequent sanctions placed on Russia, and a focus on cash flow and returns by major exploration and production companies. In 2023, prices have remained at levels that are supportive of offshore exploration and development activity. The more constructive oil price environment has led to an improvement in contracting and tendering activity for our industry.

Rig attrition in the industry over the last decade, particularly for floaters, has resulted in a smaller global fleet of rigs that is available to meet customer demands. In addition, demand for offshore drilling services continues to improve as evidenced by increasing global utilization and day rates for offshore drilling rigs. Consequently, our outlook for the offshore drilling business is positive.

Inflationary pressures remain elevated and have resulted in increased personnel costs as well as in the prices of goods and services required to operate our rigs or execute capital projects. We expect that our costs will continue to rise in the near term and although certain of our long-term contracts contain provisions for escalating costs, we cannot predict with certainty our ability to successfully claim recoveries of higher costs from our customers under these contractual stipulations. Despite the inflationary trends and macroeconomic uncertainty, we continue to see recovery in our industry.

Backlog

Our contract drilling backlog reflects commitments, represented by signed drilling contracts, and is calculated by multiplying the contracted operating day rate by the contract period. The contracted day rate excludes certain types of lump sum fees for rig mobilization, demobilization, contract preparation, as well as customer reimbursables and bonus opportunities. Our backlog excludes ARO's backlog, but includes backlog from our rigs leased to ARO at the contractual rates, which are subject to adjustment under the terms of the shareholder agreement governing the joint venture.

The ARO backlog presented below is 100% of ARO's backlog and is inclusive of backlog on both ARO owned rigs and rigs leased from us. As an unconsolidated 50/50 joint venture, when ARO realizes revenue from its backlog, 50% of the earnings thereon would be reflected in our results in equity in earnings of ARO in our Consolidated Statement of Operations. The earnings from ARO backlog with respect to rigs leased from us will be net of, among other things, payments to us under bareboat charters for those rigs. See "Note 5 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information.

The following table summarizes our and 100% of ARO's contract backlog of business as of February 15, 2024 and February 21, 2023 (in millions):

	February 15, 2024	February 21, 2023
Floaters [1]	$ 2,531.7	$ 1,376.9
Jackups [2]	1,167.4	742.3
Other [3]	222.3	344.0
Total	$ 3,921.4	$ 2,463.2
ARO [4]	$ 2,138.1	$ 1,731.8

[1] The increase in Floaters is primarily due to long-term contracts for VALARIS DS-4 and VALARIS DS-8 offshore Brazil, VALARIS DS-7 offshore West Africa, VALARIS DS-16 in the U.S. Gulf of Mexico and a 250-day contract extension for VALARIS DS-15 offshore Brazil, which resulted in incremental aggregate backlog of approximately $1.7 billion. These increases were partially offset by revenues realized.

[2] The increase in Jackups is primarily due to contract awards and extensions for VALARIS 120, VALARIS 72, VALARIS 92, VALARIS 121, VALARIS 107, VALARIS 118, VALARIS 249 and VALARIS Stavanger which resulted in incremental aggregate backlog of approximately $620.0 million. These increases were partially offset by revenues realized.

[3] Other includes the bareboat charter backlog for the jackup rigs leased to ARO to fulfill contracts between ARO and Saudi Aramco in addition to backlog for our managed rig services. Substantially all the operating costs for jackups leased to ARO through the bareboat charter agreements will be borne by ARO.

[4] The increase in ARO backlog is primarily due to an eight-year contract for each of the two newbuild rigs, the first of which was delivered in October 2023 and the second is expected to be delivered in the first half of 2024. These two contracts resulted in incremental aggregate backlog of approximately $924.0 million, which was partially offset by revenues realized.

The following table summarizes our and 100% of ARO's contract backlog of business as of February 15, 2024 and the periods in which revenues are expected to be realized (in millions):

	2024	2025	2026 and beyond	Total
Floaters	$ 1,072.7	$ 830.8	$ 628.2	$ 2,531.7
Jackups	548.2	352.6	266.6	1,167.4
Other	100.1	55.8	66.4	222.3
Total	$ 1,721.0	$ 1,239.2	$ 961.2	$ 3,921.4
ARO	$ 603.3	$ 536.9	$ 997.9	$ 2,138.1

The amount of actual revenues earned and the actual periods during which revenues are earned will be different from amounts disclosed in our backlog calculations due to a lack of predictability of various factors, including unscheduled repairs, maintenance requirements, weather delays, contract terminations or renegotiations and other factors.

Our drilling contracts generally contain provisions permitting early termination of the contract if the rig is lost or destroyed or by the customer if operations are suspended for a specified period of time due to breakdown of major rig equipment, unsatisfactory performance, "force majeure" events beyond the control of either party or other specified conditions. In addition, our drilling contracts generally permit early termination of the contract by the customer for convenience (without cause), exercisable upon advance notice to us, and in certain cases without making an early termination payment to us. There can be no assurances that our customers will be able to or willing to fulfill their contractual commitments to us.

BUSINESS ENVIRONMENT

Floaters

In recent years, the more constructive oil price environment has led to an improvement in contracting and tendering activity for floaters. The number of contracted benign environment floaters has increased to 123 at December 31, 2023 from a low of 101 in early 2021, contributing to a 12% increase in global utilization, from 73% to 85%, for the industry's active fleet over the same period. This increase in activity is particularly evident for 6th and 7th generation drillships, such as those included in our floater fleet. Utilization for the global active 6th and 7th generation drillship fleet is currently at 92% and has, on average, exceeded 90% for more than twelve months, resulting in a meaningful improvement in day rates for this class of assets.

In 2022, we completed the reactivation of three stacked drillships and one stacked semisubmersible which have commenced long-term contracts. In 2023, we completed the reactivation of another two previously stacked drillships, VALARIS DS-8 and VALARIS DS-17, for contracts which commenced in the second half of 2023 for work offshore Brazil, and we are currently reactivating another stacked drillship VALARIS DS-7, for a long-term contract offshore West Africa expected to commence in mid-2024.

From a supply perspective, as of December 31, 2023, the number of benign environment floaters including stacked rigs declined by 42% to 164 from a peak of 281 in late 2014. Across the stacked drillship fleet and newbuild drillships remaining at South Korean shipyards, we believe there are only ten uncontracted drillships remaining that are likely reactivation candidates over the next few years, including VALARIS DS-11 and the Newbuild Drillships. We anticipate that continued floater demand growth will further reduce available drillship capacity. Also, given the expected high construction cost and lack of shipyard capacity, we do not believe that market conditions are supportive of newbuild construction for the foreseeable future.

Jackups

Contracting and tendering activity for jackups has improved in recent years as a result of the more constructive oil price environment and we have seen a corresponding increase in utilization. The number of contracted jackups has increased to 409 at December 31, 2023 from a low of 341 in early 2021, contributing to a 16% increase in global utilization, from 78% to 94%, for the industry's active fleet over the same period, which has led to a meaningful increase in day rates for jackups. In early 2024, Saudi Arabia announced that they plan to maintain maximum sustainable capacity at 12 million barrels per day rather than pursuing their previously stated aim of increasing capacity to 13 million barrels per day. At this early stage, we are unable to predict what, if any, impact this announcement will have on the jackup market or the operations of ARO.

From a supply perspective, as of December 31, 2023, the number of jackups declined by 8% to 498 from a peak of 542 in early 2015. While the number of jackups has decreased less than floaters on a relative basis, 33% of the current jackup fleet is more than 30 years of age with limited useful lives remaining. Further, we believe that some of the jackups that are currently idle are not competitive, either due to their age or length of time stacked. Expenditures required to recertify some of these rigs may prove cost prohibitive and drilling contractors may instead elect to scrap a portion of these rigs. Excluding ARO's newbuild program, there are only 17 newbuild jackups remaining at shipyards, of which 12 are at Chinese shipyards, many of which are expected to be used for the local supply in China.

RESULTS OF OPERATIONS

The following table summarizes our Consolidated Results of Operations for the year ended December 31, 2023 and 2022 (in millions, except percentages):

| | Year Ended December 31, | | | % |
	2023	2022	Change	Change
Revenues	$ 1,784.2	$ 1,602.5	$ 181.7	11 %
Operating expenses				
Contract drilling (exclusive of depreciation)	1,543.6	1,383.2	160.4	12 %
Loss on impairment	—	34.5	(34.5)	(100)%
Depreciation	101.1	91.2	9.9	11 %
General and administrative	99.3	80.9	18.4	23 %
Total operating expenses	1,744.0	1,589.8	154.2	10 %
Equity in earnings of ARO	13.3	24.5	(11.2)	(46)%
Operating income	53.5	37.2	16.3	44 %
Other income, net	30.7	187.7	(157.0)	(84)%
Provision (benefit) for income taxes	(782.6)	43.1	(825.7)	nm
Net income	866.8	181.8	685.0	377 %
Net income attributable to noncontrolling interests	(1.4)	(5.3)	3.9	(74)%
Net income attributable to Valaris	$ 865.4	$ 176.5	$ 688.9	390 %

Overview

Revenues increased in 2023, compared to 2022, primarily due to an increase in average daily revenue earned of $177.6 million primarily attributable to certain rigs that commenced new contracts during 2023 at a higher average daily revenue, $47.7 million from an increase in operating days primarily attributable to floaters that have commenced contracts following reactivation and $12.5 million of higher revenues earned from lease agreements with ARO primarily from higher lease rates for certain rigs. These increases were partially offset by a $51.0 million fee recognized for the early termination of the VALARIS DS-11 contract in 2022.

Contract drilling expense increased in 2023, compared to 2022, primarily due to $123.0 million attributable to rigs that have commenced contracts following reactivation, a $43.1 million increase in repair costs for certain rigs and a $36.2 million increase in reactivation costs. These increases were partially offset by a $35.9 million decrease in the costs for certain claims and a $16.1 million decrease in operating costs for VALARIS 140 and VALARIS 141, which we started leasing to ARO at the end of the first quarter and the third quarter of 2022, respectively.

During 2022, we recorded non-cash losses on impairment totaling $34.5 million with respect to customer-specific capital upgrades for VALARIS DS-11 made pursuant to the terms of the drilling contract that was terminated during the second quarter of 2022. See "Note 7 - Property and Equipment" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information.

Depreciation expense increased in 2023, compared to 2022, primarily due to new assets placed in service for certain rigs that underwent reactivation projects and capital upgrades.

General and administrative expenses increased primarily due to higher compensation related to our long-term incentive plans and higher professional fees.

Other income, net, decreased in 2023, compared to 2022, primarily due to a $112.6 million lower gain on the sale of assets, a $23.6 million increase in interest expense, a $15.7 million decrease in foreign currency gains, and a $15.5 million decrease in net periodic pension and retiree medical income. The decrease is further attributable to a $29.2 million loss on the extinguishment of our First Lien Notes recognized in 2023. These decreases were partially offset by a $35.9 million increase in interest income.

Rig Counts, Utilization and Average Daily Revenue

The following table summarizes our and ARO's offshore drilling rigs as of December 31, 2023 and 2022:

	2023	2022
Floaters [1]	18	16
Jackups [2]	27	28
Other [3]	8	8
Total Valaris	53	52
ARO [4]	8	7

[1]   During the fourth quarter of 2023, we took delivery of the Newbuild Drillships.

[2]   During the second quarter of 2023, we sold VALARIS 54.

[3]   This represents the jackup rigs leased to ARO through bareboat charter agreements whereby substantially all operating costs are incurred by ARO. Rigs leased to ARO operate under contracts with Saudi Aramco.

[4]   This represents the eight jackup rigs owned by ARO which are operating under long-term contracts with Saudi Aramco, including Kingdom 1, a jackup rig which was delivered in the fourth quarter of 2023.

We provide management services in the U.S. Gulf of Mexico on two rigs owned by a third-party not included in the table above.

Additionally, ARO has ordered a newbuild jackup which is under construction in the Middle East and expected to be delivered in the first half of 2024. This rig is not included in the table above.

The following table summarizes our and ARO's rig utilization and average daily revenue by reportable segment:

	Year Ended December 31,	
	2023	**2022**
Rig Utilization - Total Fleet [(1)]		
Floaters	58%	45%
Jackups	59%	66%
Other[(2)]	100%	100%
Total Valaris	66%	66%
ARO	93%	92%
Rig Utilization - Active Fleet [(1)]		
Floaters	75%	67%
Jackups	79%	86%
Other[(2)]	100%	100%
Total Valaris	83%	85%
ARO	93%	92%
Average Daily Revenue [(3)]		
Floaters	$ 265,000	$ 229,000
Jackups	106,000	100,000
Other[(2)]	42,000	39,000
Total Valaris	$ 130,000	$ 109,000
ARO	$ 96,000	$ 94,000

[(1)] Rig utilization for the total fleet and active fleet are derived by dividing the operating days by the number of days in the period for the total fleet and active fleet, respectively. Active fleet represents rigs that are not preservation stacked and includes rigs that are in the process of being reactivated. Operating days equals the total number of days that rigs have earned and recognized day rate revenue, including days associated with early contract terminations, compensated downtime and mobilizations and excluding suspension periods. When revenue is deferred and amortized over a future period, for example, when we receive fees while mobilizing to commence a new contract or while being upgraded in a shipyard, the related days are excluded from operating days.

[(2)] Includes our two management services contracts and our rigs leased to ARO under bareboat charter contracts.

[(3)] Average daily revenue is derived by dividing contract drilling revenues, adjusted to exclude certain types of non-recurring reimbursable revenues, revenues earned during suspension periods and revenues attributable to amortization of drilling contract intangibles, by the aggregate number of operating days. Beginning in 2023, we began presenting average daily revenue instead of the previously reported average day rate metric, which further excluded lump-sum revenues and amortization thereof. Average daily revenue is a more comprehensive measurement of our revenue-earning performance and more closely aligns with the calculation methodology used by our closest offshore drilling peers. The prior period has been adjusted to conform with the current period presentation.

Operating Income by Segment

Our business consists of four operating segments: (1) Floaters, which includes our drillships and semisubmersible rigs, (2) Jackups, (3) ARO and (4) Other, which consists of management services on rigs owned by third parties and the activities associated with our arrangements with ARO under the bareboat charter arrangements (the "Lease Agreements"). Floaters, Jackups and ARO are also reportable segments.

Our onshore support costs included within Contract drilling expenses are not allocated to our operating segments for purposes of measuring segment operating income (loss) and as such, those costs are included in "Reconciling Items." Further, general and administrative expense and depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income (loss) and are included in "Reconciling Items".

Because ARO is a 50/50 unconsolidated joint venture, its full operating results included below are not included within our consolidated results and thus are deducted under "Reconciling Items" and replaced with our equity in earnings of ARO.

Segment information for the year ended December 31, 2023 and 2022 is as follows (in millions).

Year Ended December 31, 2023

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Revenues	$ 948.7	$ 659.6	$ 496.6	$ 175.9	$ (496.6)	$ 1,784.2
Operating expenses						
Contract drilling (exclusive of depreciation)	812.0	517.4	365.9	75.2	(226.9)	1,543.6
Depreciation	55.8	40.0	65.9	5.0	(65.6)	101.1
General and administrative	—	—	22.2	—	77.1	99.3
Equity in earnings of ARO	—	—	—	—	13.3	13.3
Operating income	$ 80.9	$ 102.2	$ 42.6	$ 95.7	$ (267.9)	$ 53.5

Year Ended December 31, 2022

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Revenues	$ 700.5	$ 744.2	$ 459.5	$ 157.8	$ (459.5)	$ 1,602.5
Operating expenses						
Contract drilling (exclusive of depreciation)	646.0	538.9	341.8	76.4	(219.9)	1,383.2
Loss on impairment	34.5	—	—	—	—	34.5
Depreciation	50.0	36.1	63.4	4.6	(62.9)	91.2
General and administrative	—	—	18.7	—	62.2	80.9
Equity in earnings of ARO	—	—	—	—	24.5	24.5
Operating income (loss)	$ (30.0)	$ 169.2	$ 35.6	$ 76.8	$ (214.4)	$ 37.2

Floaters

Floater revenue increased $248.2 million, or 35%, in 2023 as compared to 2022, primarily due to $210.3 million from increased operating days primarily attributable to rigs that have commenced contracts following reactivation or returned to work upon completion of special periodic surveys and $96.7 million from higher average daily revenue earned primarily due to VALARIS DS-12 and VALARIS DPS-5 working under higher day rate contracts in 2023 as compared to the prior year. These increases were partially offset by $51.0 million of revenue recognized in 2022 attributable to a termination fee for the VALARIS DS-11 contract.

Floater contract drilling expense increased $166.0 million, or 26%, in 2023 as compared to 2022, primarily due to $167.8 million attributable to rigs that have returned to work upon completion of reactivation projects and an $36.2 million increase in reactivation costs. These increases were partially offset by a $28.4 million decrease in costs for certain claims.

During 2022, we recorded non-cash losses on impairment totaling $34.5 million, with respect to customer-specific capital upgrades for VALARIS DS-11 made pursuant to the terms of the drilling contract that was terminated during the second quarter of 2022. See "Note 7 -Property and Equipment" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information.

Floater depreciation expense increased $5.8 million, or 12%, in 2023 as compared to 2022, primarily due to new assets placed in service for certain rigs that underwent reactivation projects and capital upgrades.

Jackups

Jackup revenues declined $84.6 million, or 11%, in 2023 as compared to 2022, primarily due to $162.6 million from decreased operating days primarily due to rigs that completed contracts in the North Sea during the first half of 2023 due to lower activity in the region, certain rigs that were mobilizing or idle between contracts during 2023, and the sale of VALARIS 54 which operated in 2022. These decreases were partially offset by a $75.2 million increase due to higher average daily revenue earned.

Jackup contract drilling expense declined $21.5 million, or 4%, in 2023 as compared to 2022, primarily due to $49.2 million of lower costs for rigs that were idle or between contracts in 2023, and a $16.1 million decrease in operating costs for VALARIS 140 and VALARIS 141, which we started leasing to ARO in 2022. These decreases were partially offset by a $42.1 million increase in repair costs in 2023 primarily associated with maintenance performed during special periodic surveys.

Jackup depreciation expense increased $3.9 million, or 11%, in 2023 as compared to 2022, due to new assets placed in service for certain rigs that underwent capital upgrades, partially offset by VALARIS 54, which was sold in the second quarter of 2023.

ARO

The operating revenues of ARO reflect revenues earned under drilling contracts with Saudi Aramco for the ARO-owned jackup rigs and the rigs leased from us. Contract drilling expenses are inclusive of the bareboat charter fees for the rigs leased from us. See "Note 5 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on ARO and related arrangements.

Revenue increased $37.1 million, or 8%, in 2023 as compared to 2022, primarily due to a $29.2 million increase from VALARIS 140 and VALARIS 141, which were leased to ARO starting in 2022, and from Kingdom 1, a newbuild jackup rig, which commenced operations in the fourth quarter of 2023. Furthermore, there was a $24.3 million increase from higher average daily revenue earned by certain rigs. These increases were partially offset by $9.0 million decrease due to VALARIS 36 which operated in the prior year until the rig was sold in May 2022 and $7.8 million for certain rigs undergoing maintenance projects in 2023.

Contract drilling expense increased $24.1 million, or 7%, in 2023 as compared to 2022, primarily due to $13.8 million of incremental operating costs related to VALARIS 140, VALARIS 141 and Kingdom 1, $8.7 million from higher personnel cost and a $4.8 million increase in repair and maintenance costs. These increases were partially offset by $7.5 million decrease from VALARIS 36, which operated in prior year until it was sold in May 2022.

Other

Other revenues increased $18.1 million, or 11%, in 2023 as compared to 2022, primarily due to $12.5 million of higher revenues earned from lease agreements with ARO attributable to higher average daily revenue on certain leased rigs and $5.7 million from higher average daily revenue earned for our management services contracts.

Other Income (Expense), Net

The following table summarizes other income (expense), net, (in millions):

	Year Ended December 31,	
	2023	**2022**
Interest income	$ 101.4	$ 65.5
Interest expense, net	(68.9)	(45.3)
Loss on debt extinguishment	(29.2)	—
Net gain on sale of property	28.6	141.2
Net foreign currency exchange gains (losses)	(3.5)	12.2
Net periodic pension and retiree medical income	0.9	16.4
Other, net	1.4	(2.3)
	$ 30.7	$ 187.7

Interest income increased by $35.9 million, or 55%, in 2023 as compared to 2022, primarily due to an increase of $33.3 million of interest income on cash equivalents due to a higher average balance during 2023 and a $19.2 million increase on interest income earned on our Notes Receivable from ARO attributable to higher interest rates in 2023, partially offset by non-cash interest income of $14.8 million recognized in the prior year on the partial principal repayment of our Notes Receivable from ARO in September 2022.

Interest expense, net increased by $23.6 million, or 52%, in 2023 as compared to 2022, primarily due to a higher principal debt balance in 2023.

We recognized a $29.2 million loss from the extinguishment of the First Lien Notes in 2023.

Net gains on the sale of property decreased by $112.6 million in 2023 as compared to 2022, primarily due $140.7 million of gains recognized in 2022 on the sales of VALARIS 113, VALARIS 114, VALARIS 36 and VALARIS 67 and additional proceeds received for two rigs sold in prior years as a result of post-sale conditions of those sale agreements. This decrease was partially offset by a $27.3 million pre-tax gain on sale of VALARIS 54 recognized in 2023.

Our functional currency is the U.S. dollar, and we predominantly structure our drilling contracts in U.S. dollars, which significantly reduces the portion of our cash flows and assets denominated in foreign currencies. However, we have net assets and liabilities denominated in numerous foreign currencies and a portion of the revenues earned and expenses incurred by certain of our subsidiaries are denominated in currencies other than the U.S. dollar. These transactions are remeasured in U.S. dollars based on a combination of both current and historical exchange rates.

Net foreign currency exchange losses of $3.5 million for 2023 primarily included losses of $3.0 million, $2.4 million and $1.6 million related to euros, Brazilian reals and Angolan kwanza, respectively, partially offset by a gain of $3.9 million from Nigerian naira. Net foreign currency exchange gains of $12.2 million for 2022 primarily included $7.2 million, $1.9 million and $1.7 million related to euros, Egyptian pounds and Norwegian kroner, respectively.

Net periodic pension and retiree medical income decreased by $15.5 million in 2023 as compared to 2022, primarily due to higher interest cost and lower expected return on plan assets attributed to an increase in discount rate.

Provision for Income Taxes

Valaris Limited is domiciled and resident in Bermuda. Our subsidiaries conduct operations and earn income in numerous countries and are subject to the laws of taxing jurisdictions within those countries. The income of our non-Bermuda subsidiaries is not subject to Bermuda taxation. Legacy Valaris was domiciled and resident in the U.K. The income of our non-U.K. subsidiaries was generally not subject to U.K. taxation.

Income tax rates and taxation systems in the jurisdictions in which our subsidiaries conduct operations vary and our subsidiaries are frequently subjected to minimum taxation regimes. In some jurisdictions, tax liabilities are based on gross revenues, statutory deemed profits or other factors, rather than on net income, and our subsidiaries are frequently unable to realize tax benefits when they operate at a loss. Accordingly, during periods of declining profitability, our income tax expense may not decline proportionally with income, which could result in higher effective income tax rates. Furthermore, we will continue to incur income tax expense in periods in which we operate at a loss.

Our drilling rigs frequently move from one taxing jurisdiction to another to perform contract drilling services. In some instances, the movement of drilling rigs among taxing jurisdictions will involve the transfer of ownership of the drilling rigs among our subsidiaries. As a result of frequent changes in the taxing jurisdictions in which our drilling rigs are operated and/or owned, changes in profitability levels and changes in tax laws, our annual effective income tax rate may vary substantially from one reporting period to another.

Effective Tax Rate

During the years ended December 31, 2023 and 2022, we recorded an income tax benefit of $782.6 million and an income tax expense of $43.1 million, respectively. Our consolidated effective income tax rates during the same periods were (929.5)% and 19.2%, respectively. The tax benefit in 2023 includes a $799.5 million deferred tax benefit recognized in the fourth quarter of 2023 to reduce our valuation allowance due to the determination that sufficient positive evidence now exists to conclude that a portion of the allowance is no longer needed. During 2023, we also recognized tax benefits for the reduction of unrecognized tax benefit liabilities related to the lapse of statutes of limitations applicable to certain of our tax positions of $73.6 million and settlements reached with taxing authorities of $41.8 million. These benefits were partially offset by a $88.6 million increase in unrecognized tax benefit liabilities for tax positions taken during prior years, including $66.0 million recognized in the fourth quarter of 2023 related to tax assessments received from the Luxembourg tax authorities. See "Note 12 - Income Taxes" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information.

Our 2023 consolidated effective income tax rate includes discrete tax benefit of $42.0 million primarily attributable to changes in liabilities for unrecognized tax benefits associated with tax positions taken in prior years including unrecognized tax benefits described above.

Our 2022 consolidated effective income tax rate includes $10.3 million associated with the impact of various discrete items, including a $17.2 million income tax benefit associated with changes in liabilities for unrecognized tax benefits and resolution of other prior period tax matters, offset primarily by tax expense attributable to income associated with a contract termination.

Excluding the impact of the aforementioned discrete tax items, our consolidated effective income rates for the years ended December 31, 2023 and 2022 were (872.3)% and 73.6%, respectively. The changes in our consolidated effective income tax rate excluding discrete tax items during the three-year period result primarily from changes in the relative components of our earnings from the various taxing jurisdictions in which our drilling rigs are operated and/or owned and differences in tax rates in such taxing jurisdictions.

Divestitures

Our business strategy has been to focus on ultra-deepwater floater and premium jackup operations and de-emphasize other assets and operations that are not part of our long-term strategic plan or that no longer meet our standards for economic returns. Consistent with this strategy, we sold five jackup rigs during the two-year period ended December 31, 2023.

We continue to focus on our fleet management strategy in light of the composition of our rig fleet. While taking into account certain restrictions on the sales of assets under our debt agreements, as part of our strategy, we may act opportunistically from time to time to monetize assets to enhance stakeholder value and improve our liquidity profile, in addition to reducing holding costs by selling or disposing of lower-specification or non-core rigs.

We sold the following rigs during the years ended December 31, 2023 and 2022 (in millions):

Rig	Date of Sale	Segment[1]	Net Proceeds		Net Book Value		Pre-tax Gain	
Year Ended December 31, 2023								
VALARIS 54	April 2023	Jackups	$	28.2	$	0.9	$	27.3
Year Ended December 31, 2022								
VALARIS 36	May 2022	Jackups	$	8.8	$	0.3	$	8.5
VALARIS 113	April 2022	Jackups		62.0		2.0		60.0
VALARIS 114	April 2022	Jackups		62.0		2.0		60.0
VALARIS 67	March 2022	Jackups		5.0		3.0		2.0
			$	137.8	$	7.3	$	130.5

[1] Classification denotes the location of the operating results and gain on sale for each rig in our Consolidated Statements of Operations.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We expect to fund our short-term liquidity needs, including contractual obligations and anticipated capital expenditures, as well as working capital requirements, from cash and cash equivalents, cash flows from operations and borrowings under the Credit Agreement. We expect to fund our long-term liquidity needs, including contractual obligations and anticipated capital expenditures from cash and cash equivalents, cash flows from operations as well as cash to be received from maturity of our Notes Receivable from ARO and from the distribution of earnings from ARO. We may rely on the issuance of debt and/or equity securities in the future to supplement our liquidity needs. However, the Indenture, dated as of April 19, 2023 (the "Indenture"), and the Credit Agreement contain covenants that limit our ability to incur additional indebtedness.

Our cash and cash equivalents as of December 31, 2023 and 2022, were $620.5 million and $724.1 million, respectively. We have no debt principal payments due until 2030 and had $375.0 million available for borrowing, including up to $150.0 million for the issuance of letters of credit, under the Credit Agreement as of February 16, 2024. See "Note 8 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the Credit Agreement and 8.375% Second Lien Notes due 2030 (the "Second Lien Notes").

Cash Flows and Capital Expenditures

Absent periods where we have significant financing or investing transactions or activities, such as debt or equity issuances, debt repayments, business combinations or asset sales, our primary sources and uses of cash are driven by cash generated from or used in operations and capital expenditures. Our net cash provided by or used in operating activities and capital expenditures were as follows (in millions):

| | Year Ended December 31, | |
	2023	2022
Net cash provided by operating activities	$ 267.5	$ 127.0
Capital expenditures	$ (696.1)	$ (207.0)

During the year ended December 31, 2023, we generated $267.5 million from operating activities related primarily to higher margins, the collection of $45.9 million for certain tax receivables and other changes in working capital. Our primary uses of cash were $337.0 million for the purchase of the Newbuild Drillships and $359.1 million for maintenance and upgrades of our drilling rigs, including reactivations. Our other primary sources and uses of cash during 2023 resulted from the First Lien Note redemption, the corresponding Second Lien Notes issuance and our share repurchase program, which are each further discussed below.

During the year ended December 31, 2022, our other primary sources of cash were proceeds of $150.3 million for the disposition of assets and $40.0 million from the partial early repayment of the Notes Receivable from ARO. For the same period, our cash provided by operating activities of $127.0 million related primarily to improving margins and the collection of $54.8 million for certain tax receivables.

We continue to take a disciplined approach to reactivations with our stacked rigs, including the Newbuild Drillships, only reactivating them for opportunities that provide meaningful returns. Generally, most of the reactivation cost will be operating expenses, recognized in the income statement, related to de-preservation activities, including reinstalling key pieces of equipment and crew costs. Capital expenditures during reactivations include rig modifications, equipment overhauls and any customer required capital upgrades. Reactivation costs incurred for the Newbuild Drillships would be capitalized as such activities would be required to prepare the rigs for their intended use. We would generally expect to be compensated for any customer-specific enhancements.

The costs of future reactivations may increase relative to our initial reactivation projects due to rising costs of labor and materials, the depletion of spares from our initial reactivation projects and as the rigs we reactivate have been preservation stacked for longer periods of time. Future reactivations could be subject to further increases in the cost of labor and materials and could take longer due to increased lead times for parts and supplies.

Based on our current projections, we expect capital expenditures during 2024 to approximate $390.0 million to $430.0 million primarily relating to maintenance and upgrade projects, including rig reactivation and associated contract-specific capital expenditures. We expect to receive upfront payments from our customers of approximately $55.0 million relating to these projects. Depending on market conditions, contracting activity and future opportunities, we may reactivate additional rigs or make additional capital expenditures to upgrade rigs for customer requirements and acquire additional rigs.

We review from time to time possible acquisition opportunities relating to our business, which may include the acquisition of rigs or other businesses. The timing, size or success of any acquisition efforts and the associated potential capital commitments are unpredictable and uncertain. We may seek to fund all or part of any such efforts with cash on hand and proceeds from debt and/or equity issuances and may issue equity directly to the sellers. Our ability to obtain capital for additional projects to implement our growth strategy over the longer term will depend on our future operating performance, restrictions to incur additional debt in the Indenture and the Credit Agreement, financial condition and, more broadly, on the availability of equity and debt financing. Capital availability will be affected by prevailing conditions in our industry, the global economy, the global financial markets and other factors, many of which are beyond our control. In addition, any additional debt service requirements we take on could be based on higher interest rates and shorter maturities and could impose a significant burden on our results of operations and financial condition, and the issuance of additional equity securities could result in significant dilution to shareholders.

In connection with our sustainability-related efforts, during 2023, we spent approximately $7.0 million and expect spend during 2024 to be comparable. Our sustainability initiatives will continue to require, among other actions, investment in systems and equipment and coordination with our customers.

Financing and Capital Resources

First Lien Notes

The First Lien Notes were redeemed on May 3, 2023 for an aggregate redemption price of approximately $571.8 million (excluding accrued and unpaid interest) with a portion of the net proceeds from the issuance of the Initial Second Lien Notes, as discussed below. See "Note 8 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the First Lien Notes.

Second Lien Notes

On April 19, 2023, the Company and Valaris Finance Company LLC ("Valaris Finance," together, the "Issuers"), issued and sold $700.0 million aggregate principal amount of Second Lien Notes (the "Initial Second Lien Notes") in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Initial Second Lien Notes were issued at par for net proceeds of $681.4 million, after deducting the initial purchasers' discount and offering expenses. A portion of the proceeds were used to fund the redemption of all of the outstanding First Lien Notes as discussed above.

Additionally, on August 21, 2023, the Issuers issued $400.0 million aggregate principal amount of additional Second Lien Notes (the "Additional Notes") in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act. The Additional Notes were issued at 100.75% of par, plus accrued interest from April 19, 2023, for net proceeds of approximately $396.9 million after deducting the initial purchasers' discount and estimated offering expenses, and excluding accrued interest received of $11.4 million. We used a portion of the proceeds to finance the purchase of the Newbuild Drillships as described above.

The Initial Second Lien Notes and the Additional Notes were issued under the Indenture and form a single series. The Second Lien Notes mature on April 30, 2030 and bear an interest rate of 8.375% per annum. Interest is payable semi-annually in arrears on April 30 and October 30 of each year. See "Note 8 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the Second Lien Notes.

Senior Secured Revolving Credit Agreement

On April 3, 2023, the Company entered into a senior secured revolving credit agreement (the "Credit Agreement"). The Credit Agreement provides for commitments permitting borrowings of up to $375.0 million (which may be increased, subject to the satisfaction of certain conditions and the agreement of lenders to provide such additional commitments, by an additional $200.0 million pursuant to the terms of the Credit Agreement) and includes a $150.0 million sublimit for the issuance of letters of credit. Valaris Finance and certain other subsidiaries of the Company (together with Valaris Finance, the "Guarantors") guarantee the Company's obligations under the Credit Agreement, and the lenders have a first priority lien on the assets securing the Credit Agreement. The commitments under the Credit Agreement became available to be borrowed on April 19, 2023. See "Note 8 - Debt" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on the Credit Agreement.

Investment in ARO and Notes Receivable from ARO

We consider our investment in ARO to be a significant component of our investment portfolio and an integral part of our long-term capital resources. We expect to receive cash from ARO in the future both from the maturity of our Notes Receivable from ARO and from the distribution of earnings from ARO.

The Notes Receivable from ARO, which are governed by the laws of Saudi Arabia, mature during 2027 and 2028. In the event that ARO is unable to repay the Notes Receivable from ARO when they become due, we would require the prior consent of our joint venture partner to enforce ARO's payment obligations.

The distribution of earnings to the joint-venture partners is at the discretion of the ARO board of managers, consisting of 50/50 membership of managers appointed by Saudi Aramco and managers appointed by us, with approval required by both shareholders. The timing and amount of any cash distributions to the joint-venture partners cannot be predicted with certainty and will be influenced by various factors, including the liquidity position and long-term capital requirements of ARO. ARO has not made a cash distribution of earnings to its partners since its formation.

See "Note 5 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on our investment in ARO and Notes Receivable from ARO.

The following table summarizes the maturity schedule of our Notes Receivable from ARO as of December 31, 2023 (in millions):

Maturity Date	Principal Amount
October 2027	$ 225.0
October 2028	177.7
Total	$ 402.7

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2023 and the periods in which such obligations are due (in millions):

	Payments due by period				
	2024	2025 and 2026	2027 and 2028	Thereafter	Total
Principal payments on long-term debt	$ —	$ —	$ —	$ 1,100.0	$ 1,100.0
Interest payments on long-term debt	92.1	184.3	184.3	138.1	598.8
Operating leases	32.4	39.6	12.4	3.7	88.1
Total contractual obligations[1]	$ 124.5	$ 223.9	$ 196.7	$ 1,241.8	$ 1,786.9

[1] Contractual obligations do not include $224.0 million of unrecognized tax benefits, inclusive of interest and penalties, included on our Consolidated Balance Sheet as of December 31, 2023. We are unable to specify with certainty whether we would be required to and in which periods we may be obligated to settle such amounts.

In connection with our 50/50 unconsolidated joint venture, we have a potential obligation to fund ARO for newbuild jackup rigs. The Shareholder Agreement specifies that ARO shall purchase 20 newbuild jackup rigs over an approximate 10-year period. In January 2020, ARO ordered the first two newbuild jackups and paid 25% of the purchase price from cash on hand. The first rig, Kingdom 1, was delivered in the fourth quarter 2023, and the second is expected to be delivered in the first half of 2024. In October 2023, ARO entered into a $359.0 million term loan to finance the remaining newbuild payments due upon delivery and for general corporate purposes. The term loan matures in eight years following the related drawdown under the term loan and requires equal quarterly amortization payments during the term, with a 50% balloon payment due at maturity. The term loan bears interest based on the three-month Secured Overnight Financing Rate (SOFR) plus a margin ranging from 1.25% to 1.4%. Our Notes Receivable from ARO are subordinated and junior in right of payment to ARO's term loan.

ARO is expected to commit to orders for two additional newbuild jackups in the near term and intends for these newly ordered jackup rigs to be financed out of cash on hand or from operations or funds available from third-party financing. In the event ARO has insufficient cash or is unable to obtain third-party financing, each partner may periodically be required to make additional capital contributions to ARO, up to a maximum aggregate contribution of $1.25 billion from each partner to fund the newbuild program. Beginning with the delivery of the second newbuild, each partner's commitment shall be reduced by the lesser of the actual cost of each newbuild rig or $250.0 million, on a proportionate basis. See "Note 5 - Equity Method Investment in ARO" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on ARO.

Other Commitments

We have other commitments that we are contractually obligated to fulfill with cash under certain circumstances. As of December 31, 2023, we were contingently liable for an aggregate amount of $128.8 million under outstanding letters of credit which guarantee our performance as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Obligations under these letters of credit are not normally called, as we typically comply with the underlying performance requirement. As of December 31, 2023, we had collateral deposits in the amount of $12.6 million with respect to these agreements.

The following table summarizes our other commitments as of December 31, 2023 (in millions):

| | Commitment expiration by period | | | | |
	2024	2025 and 2026	2027 and 2028	Thereafter	Total
Letters of credit	$ 116.8	$ —	$ 12.0	$ —	$ 128.8

Tax Assessments

In February 2024, one of our Malaysian subsidiaries received an unfavorable court decision regarding a tax assessment for the 2012-2017 tax years totaling approximately MYR 117.0 (approximately $26.0 million converted at current period-end exchange rates), including a late payment penalty. Based on this development, we may be required to pay the full amount to further contest the assessment. We have not recorded a liability for uncertain tax positions as of December 31, 2023, related to this assessment based on a more-likely-than-not threshold. We believe our tax returns are materially correct as filed, and will vigorously contest this assessment.

In December 2023, one of our Luxembourg subsidiaries received tax assessments for fiscal years 2019, 2020, 2021 and 2023 and a demand of payment from the Luxembourg tax authorities for an aggregate of approximately €115.0 million (approximately $127.0 million converted at current period-end exchange rates), including interest. In February 2024, we subsequently received notice from the Luxembourg tax authorities reducing the amount attributable to the 2023 payment demand by approximately €55.0 million resulting in a revised aggregate tax demand of approximately €60.0 million. We have recorded a liability for uncertain tax positions of approximately €60.0 million (approximately $66.0 million converted at current period-end exchange rates) in the fourth quarter of 2023 related to the assessments for the 2019-2021 tax years. We are vigorously contesting these assessments, including the validity and amount; however, the outcome of such challenges and related administrative proceedings and appeals cannot be predicted with certainty. An unfavorable outcome could result in a material impact on our financial position, operating results and cash flows.

During 2019, the Australian tax authorities issued aggregate tax assessments totaling approximately A$101.0 million (approximately $69.0 million converted at current period-end exchange rates) plus interest related to the examination of certain of our tax returns for the years 2011 through 2016. During the third quarter of 2019, we made a A$42.0 million payment (approximately $29.0 million at then-current exchange rates) to the Australian tax authorities to litigate the assessment. We have an $18.8 million liability for uncertain tax positions relating to these assessments as of December 31, 2023. We believe our tax returns are materially correct as filed, and we are vigorously contesting these assessments. Although the outcome of such assessments and related administrative proceedings cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on our financial position, operating results and cash flows.

See "Note 12 - Income Taxes" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for additional information on these tax assessments.

Share Repurchase Program

In 2022, our board of directors authorized a share repurchase program under which we may purchase up to $100.0 million of our outstanding Common Shares. In April 2023, the board of directors authorized an increase of this amount to $300.0 million and in February 2024, they authorized a further increase to $600.0 million. The share repurchase program does not have a fixed expiration, may be modified, suspended or discontinued at any time and is subject to compliance with applicable covenants and restrictions under our financing agreements. Common Shares may be repurchased under the repurchase program in open market purchases, private-negotiated purchases, through block trades, by effecting a tender offer, by way of accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The manner, timing, pricing and amount of any repurchases are subject to our discretion and may be based upon a number of factors, including market conditions, our earnings, capital requirements, financial conditions, available cash resources and competing uses for cash that may arise in the future, debt agreement restrictions other factors. During the year ended December 31, 2023, we repurchased 3.0 million shares at an aggregate cost of $200.0 million, exclusive of fees incurred, at an average price of $66.77.

Effects of Climate Change and Climate Change Regulation

GHG emissions have increasingly become the subject of international, national, regional, state and local attention. The United States reentered the Paris Agreement in February 2021. Further, in November 2021, the United States and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy. It is expected that new executive orders, regulatory action, and/or legislation targeting GHG emissions, or prohibiting, restricting, or delaying oil and gas development activities in certain areas, will be proposed and/or promulgated. For example, the current presidential administration has issued multiple executive orders pertaining to environmental regulations and climate change, including the (1) Executive Order on Protecting Public Health and the Environment and Restoring Science to Tackle the Climate Crisis ("EO 13990") and (2) Executive Order on Tackling the Climate Crisis at Home and Abroad ("EO 14008"). EO 13990 established an interagency working group to recommend methods for agencies to incorporate the "social cost of carbon" into regulatory analyses and directed the EPA to review various environmental regulations for consistency with the policies and goals set forth in EO 13990. EO 14008 announced a moratorium on new oil and gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices, established climate change as a primary foreign policy and national security consideration and affirmed that achieving net-zero GHG emissions by or before mid-century is a critical priority. Ongoing legal challenges have slowed or halted the implementation of such executive orders, and the full impact of these federal actions, or any other future restrictions or prohibitions, remains unclear.

In an effort to reduce GHG emissions, governments have implemented or considered legislative and regulatory mechanisms to institute carbon pricing mechanisms, such as the European Union's Emission Trading System, and to impose technical requirements to reduce carbon emissions. Governments have also proposed or implemented new or enhanced disclosure requirements related to climate change matters and GHG emissions that may increase compliance and disclosure costs, such as the SEC's 2022 proposed rules for a climate change reporting framework.

During 2009, the EPA officially published its findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth's atmosphere and other climatic changes. These findings allowed the agency to proceed with the adoption and implementation of regulations to restrict GHG emissions under existing provisions of the Clean Air Act that establish permitting requirements, including emissions control technology requirements, for certain large stationary sources that are potential major sources of GHG emissions. The EPA has also adopted rules requiring annual monitoring and reporting of GHG emissions from specified sources in the U.S., including, among others, certain onshore and offshore oil and natural gas production facilities. Although a number of bills related to climate change have been introduced in the U.S. Congress in the past, comprehensive federal climate legislation has not yet been passed by Congress. If such legislation were to be adopted in the U.S., such legislation could adversely impact many industries. In the absence of federal legislation, almost half of the states have begun to address GHG emissions, primarily through the development or planned development of emission inventories or regional GHG cap and trade programs and commitments to contribute to meeting the goals of the Paris Agreement.

Future legislation or regulation of GHG emissions could occur pursuant to future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate. Depending on the particular program, we, or our customers, could be required to control GHG emissions or to purchase and surrender allowances for GHG emissions resulting from our operations. It is uncertain whether any of these initiatives will be implemented and what the impact of such initiatives would have on our financial condition, operating results and cash flows.

MARKET RISK

Interest Rate Risk

Our outstanding debt at December 31, 2023 consisted of our $1.1 billion aggregate principal amount of Second Lien Notes. We are subject to interest rate risk on our fixed-interest rate borrowings. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates impacting the fair value of the debt.

Our Credit Agreement provides for commitments permitting borrowings of up to $375.0 million at December 31, 2023. As the interest rates for such borrowings are at variable rates, we are subject to interest rate risk. However, as of December 31, 2023, we had no outstanding borrowings under the Credit Agreement.

Our Notes Receivable from ARO historically accrued interest based on a one-year LIBOR rate. Effective December 2023, the Notes Receivable from ARO bear interest based on the one-year term SOFR rate, set as of the end of the year prior to the year applicable, plus 2.10%. As the Notes Receivable from ARO bear interest on the applicable SOFR rate determined at the end of the preceding year, the rate governing our interest income in 2024 has already been determined. A hypothetical 1% decrease to SOFR would decrease interest income for the year ended December 31, 2024 by $4.0 million based on the principal amount outstanding at December 31, 2023 of $402.7 million.

Foreign Currency Risk

Our functional currency is the U.S. dollar. As is customary in the oil and gas industry, a majority of our revenues and expenses are denominated in U.S. dollars; however, a portion of the revenues earned and expenses incurred by certain of our subsidiaries are denominated in currencies other than the U.S. dollar. We are exposed to foreign currency exchange risk to the extent the amount of our monetary assets denominated in the foreign currency differs from our obligations in the foreign currency or revenue earned differs from costs incurred in the foreign currency. We do not currently hedge our foreign currency risk.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires us to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Concurrent with our emergence from bankruptcy, we applied fresh start accounting and elected to change our accounting policies related to property and equipment as well as materials and supplies. See "Note 1 - Description of the Business and Summary of Significant Accounting Policies" and "Note 3 - Fresh Start Accounting" to our consolidated financial statements included in "Financial Statements and Supplementary Data" for more information. Our significant accounting policies are included in "Note 1 - Description of the Business and Summary of Significant Accounting Policies" to our consolidated financial statements included in "Financial Statements and Supplementary Data". These policies, along with our underlying judgments and assumptions made in their application, have a significant impact on our consolidated financial statements.

We identify our critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and operating results and that require the most difficult, subjective and/or complex judgments regarding estimates in matters that are inherently uncertain. Our critical accounting policies are those related to property and equipment, income taxes and pension and other post-retirement benefits.

Property and Equipment

Concurrent with our emergence from bankruptcy, we applied fresh start accounting and adjusted the carrying value of our drilling rigs to estimated fair value. See "Note 3 - Fresh Start Accounting" to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for more information. As of December 31, 2023, the carrying value of our property and equipment totaled $1.6 billion, which represented 38% of total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate our estimates, judgments and assumptions relative to the capitalized costs, useful lives and salvage values of our rigs.

We develop and apply property and equipment accounting policies that are designed to appropriately and consistently capitalize those costs incurred to enhance, improve and extend the useful lives of our assets and expense those costs incurred to repair or maintain the existing condition or useful lives of our assets. The development and application of such policies requires estimates, judgments and assumptions relative to the nature of, and benefits from, expenditures on our assets. We establish property and equipment accounting policies that are designed to depreciate our assets over their estimated useful lives.

Upon emergence, we elected to change our accounting policies and have identified the significant components of our drilling rigs and ascribed useful lives based on the expected time until the next required overhaul or the end of the expected economic lives of the components.

The judgments and assumptions used in determining the next overhaul or the economic lives of the components of our property and equipment reflect both historical experience and expectations regarding future operations, utilization and performance of our assets. The use of different estimates, judgments and assumptions in the establishment of our property and equipment accounting policies, especially those involving the useful lives of the significant components our rigs, would likely result in materially different asset carrying values and operating results.

The useful lives of our drilling rig components are difficult to estimate due to a variety of factors, including technological advances that impact the methods or cost of oil and natural gas exploration and development, changes in market or economic conditions and changes in laws or regulations affecting the drilling industry. We evaluate the remaining useful lives of our rig components on a periodic basis, considering operating condition, functional capability and market and economic factors.

Property and equipment held-for-sale is recorded at the lower of net book value or fair value less cost to sell.

Our fleet of 18 floater rigs represented 62% of the gross cost and 63% of the net carrying amount of our depreciable property and equipment as of December 31, 2023. Our fleet of 35 jackup rigs represented 34% of the gross cost and 33% of the net carrying amount of our depreciable property and equipment as of December 31, 2023.

Income Taxes

We conduct operations and earn income in numerous countries and are subject to the laws of numerous tax jurisdictions. As of December 31, 2023, our Consolidated Balance Sheet included a $825.2 million net deferred income tax asset, a $36.6 million liability for income taxes currently payable and a $224.0 million liability for unrecognized tax benefits, inclusive of interest and penalties.

The carrying values of deferred income tax assets and liabilities reflect the application of our income tax accounting policies and are based on estimates, judgments and assumptions regarding future operating results and levels of taxable income. Carryforwards and tax credits are assessed for realization as a reduction of future taxable income by using a more-likely-than-not determination. We do not offset deferred tax assets and deferred tax liabilities attributable to different tax paying jurisdictions.

We do not provide deferred taxes on the undistributed earnings of certain subsidiaries because our policy and intention is to reinvest such earnings indefinitely. Should we make a distribution from these subsidiaries in the form of dividends or otherwise, we may be subject to additional income taxes.

The carrying values of liabilities for income taxes currently payable and unrecognized tax benefits are based on our interpretation of applicable tax laws and incorporate estimates, judgments and assumptions regarding the use of tax planning strategies in various taxing jurisdictions. The use of different estimates, judgments and assumptions in connection with accounting for income taxes, especially those involving the deployment of tax planning strategies, may result in materially different carrying values of income tax assets and liabilities and operating results.

We operate in several jurisdictions where tax laws relating to the offshore drilling industry are not well developed. In jurisdictions where available statutory law and regulations are incomplete or underdeveloped, we obtain professional guidance and consider existing industry practices before utilizing tax planning strategies and meeting our tax obligations. Our tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information.

Tax returns are routinely subject to audit in most jurisdictions and tax liabilities occasionally are finalized through a negotiation process. In some jurisdictions, income tax payments may be required before a final income tax obligation is determined in order to avoid significant penalties and/or interest. While we historically have not experienced significant adjustments to previously recognized tax assets and liabilities as a result of finalizing tax returns, there can be no assurance that significant adjustments will not arise in the future. In addition, there are several factors that could cause the future level of uncertainty relating to our tax liabilities to increase, including the following:

- During recent years, the number of tax jurisdictions in which we conduct operations has increased.

- In order to utilize tax planning strategies and conduct operations efficiently, our subsidiaries frequently enter into transactions with affiliates that are generally subject to complex tax regulations and are frequently reviewed and challenged by tax authorities.

- We may conduct future operations in certain tax jurisdictions where tax laws are not well developed, and it may be difficult to secure adequate professional guidance.

- Tax laws, regulations, agreements, treaties and the administrative practices and precedents of tax authorities change frequently, requiring us to modify existing tax strategies to conform to such changes.

Pension and Other Postretirement Benefits

Our pension and other postretirement benefit liabilities and costs are based upon actuarial computations that reflect our assumptions about future events, including long-term asset returns, interest rates, annual compensation increases, mortality rates and other factors. Key assumptions at December 31, 2023, included (1) a weighted average discount rate of 4.97% to determine pension benefit obligations, (2) a weighted average discount rate of 5.21% to determine net periodic pension cost and (3) an expected long-term rate of return on pension plan assets of 7.10% to determine net periodic pension cost. The assumed discount rate is based upon the average yield for either Moody's or Standard & Poor's Aa-rated corporate bonds, and the rate of return assumption reflects a probability distribution of expected long-term returns that is weighted based upon plan asset allocations.

Using our key assumptions at December 31, 2023, a one-percentage-point decrease in the assumed discount rate would increase our recorded pension and other postretirement benefit liabilities by approximately $60.1 million, while a one-percentage-point decrease (increase) in the expected long-term rate of return on plan assets would increase (decrease) annual net benefits cost by approximately $4.4 million. To develop the expected long-term rate of return on assets assumption, we considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plans' other asset classes, and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plan, which decreased to 6.88% at December 31, 2023 from 7.10% at December 31, 2022. See "Note 11 - Pension and Other Post Retirement Benefits" to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for information on our pension and other postretirement benefit plans.

NEW ACCOUNTING PRONOUNCEMENTS

See "Note 1 - Description of the Business and Summary of Significant Accounting Policies" to our consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for information on new accounting pronouncements.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) or 15d-15(f). Our internal control over financial reporting system is designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, we have concluded that our internal control over financial reporting is effective as of December 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, the independent registered public accounting firm who audited our consolidated financial statements, has issued an audit report on our internal control over financial reporting. KPMG LLP's audit report on our internal control over financial reporting is included herein.

February 22, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Valaris Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Valaris Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2023 and for the period from May 1, 2021 to December 31, 2021 (Successor periods) and for the period from January 1, 2021 to April 30, 2021 (Predecessor period), and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for Successor and Predecessor periods, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis of Presentation

As discussed in Note 1 to the consolidated financial statements, on March 3, 2021, the Bankruptcy Court for the Southern District of Texas entered an order confirming the Company's plan for reorganization under Chapter 11, which became effective on April 30, 2021. Accordingly, the accompanying consolidated financial statements as of December 31, 2023 and 2022 and for the Successor periods have been prepared in conformity with Accounting Standards Codification 852, Reorganization, with the Company's assets, liabilities, and capital structure having carrying amounts not comparable to prior years.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Income tax positions pertaining to certain tax transactions

As discussed in Notes 1 and 12 to the consolidated financial statements, the Company evaluated the income tax effect of certain transactions which often requires local country tax expertise and judgment. This requires the Company to interpret complex tax laws in multiple jurisdictions to assess whether its tax positions have a more than 50 percent likelihood of being sustained with the taxing authorities.

We identified the assessment of income tax positions pertaining to certain tax transactions as a critical audit matter. Complex auditor judgment was required to evaluate the Company's assessment that certain tax positions have a more than 50 percent likelihood of being sustained with the taxing authorities. In addition, specialized skills and knowledge were required to evaluate the Company's interpretation of tax laws in the applicable jurisdictions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's income tax process. This included controls related to the interpretation of tax laws applicable to certain transactions and the assessment that tax positions pertaining to those transactions have a more than 50 percent likelihood of being sustained with taxing authorities. We involved tax professionals with specialized skills and knowledge, who assisted on evaluating the Company's interpretation of local tax laws and assessment of whether tax positions had a greater than 50 percent likelihood of being sustained with taxing authorities.

Realizability of certain deferred tax assets

As discussed in Notes 1 and 12 to the consolidated financial statements, the Company recognizes a valuation allowance for deferred tax assets if, based on the weight of all available evidence, it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The realization of deferred tax assets is dependent upon generating sufficient taxable income during future periods in the jurisdictions it operates. As of December 31, 2023, the Company had recorded a valuation allowance of $4.2 billion on deferred tax assets. During the year ended December 31, 2023, the Company released $799.5 million of the valuation allowance recognized related to deferred tax assets.

We identified the evaluation of the realizability of certain deferred tax assets as a critical audit matter. A high degree of subjective auditor judgment was required due to (1) the significant judgment made by the Company in assessing the ability to realize the deferred tax assets and whether a valuation allowance was necessary considering the availability of forecasted income and (2) the subjective nature of the sources of possible future income used in the Company's assessment and the key assumptions used in the estimation of such future income, specifically forecasted revenue, contract drilling expenses and shore-based expenses.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process to assess the realizability of certain deferred tax assets, including controls over the key assumptions used in the determination of forecasted income. We evaluated available positive and negative evidence used in the Company's assessment of whether certain deferred tax assets were more like than not to be realized in the future. We evaluated the reasonableness of the revenue, contract drilling expenses and shore-based expenses assumptions used in determining forecasted income for consistency with historical amounts, economic trends and industry data. We involved tax professionals with specialized skills and knowledge, who assisted in the application of tax laws in the performance of these procedures.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Houston, Texas
February 22, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Valaris Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Valaris Limited and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2023 and for the period from May 1, 2021 to December 31, 2021 (Successor periods) and for the period from January 1, 2021 to April 30, 2021 (Predecessor period), and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Houston, Texas
February 22, 2024

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share amounts)

	Successor			Predecessor
	Year Ended December 31, 2023	**Year Ended December 31, 2022**	**Eight Months Ended December 31, 2021**	**Four Months Ended April 30, 2021**
OPERATING REVENUES	$ 1,784.2	$ 1,602.5	$ 835.0	$ 397.4
OPERATING EXPENSES				
Contract drilling (exclusive of depreciation)	1,543.6	1,383.2	724.1	343.8
Loss on impairment	—	34.5	—	756.5
Depreciation	101.1	91.2	66.1	159.6
General and administrative	99.3	80.9	58.2	30.7
Total operating expenses	1,744.0	1,589.8	848.4	1,290.6
EQUITY IN EARNINGS OF ARO	13.3	24.5	6.1	3.1
OPERATING INCOME (LOSS)	53.5	37.2	(7.3)	(890.1)
OTHER INCOME (EXPENSE)				
Interest income	101.4	65.5	28.5	3.6
Interest expense, net (Unrecognized contractual interest expense for debt subject to compromise was $132.9 million for the four months ended April 30, 2021)	(68.9)	(45.3)	(31.0)	(2.4)
Reorganization items, net	—	(2.4)	(15.5)	(3,584.6)
Other, net	(1.8)	169.9	38.1	25.9
	30.7	187.7	20.1	(3,557.5)
INCOME (LOSS) BEFORE INCOME TAXES	84.2	224.9	12.8	(4,447.6)
PROVISION (BENEFIT) FOR INCOME TAXES				
Current income tax expense	3.8	35.2	57.7	34.4
Deferred income tax expense (benefit)	(786.4)	7.9	(21.3)	(18.2)
	(782.6)	43.1	36.4	16.2
NET INCOME (LOSS)	866.8	181.8	(23.6)	(4,463.8)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1.4)	(5.3)	(3.8)	(3.2)
NET INCOME (LOSS) ATTRIBUTABLE TO VALARIS	$ 865.4	$ 176.5	$ (27.4)	$ (4,467.0)
EARNINGS (LOSS) PER SHARE				
Basic	$ 11.68	$ 2.35	$ (0.37)	$ (22.38)
Diluted	$ 11.51	$ 2.33	$ (0.37)	$ (22.38)
WEIGHTED-AVERAGE SHARES OUTSTANDING				
Basic	74.1	75.1	75.0	199.6
Diluted	75.2	75.6	75.0	199.6

The accompanying notes are an integral part of these consolidated financial statements.

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Successor			Predecessor
	Year Ended December 31, 2023	**Year Ended December 31, 2022**	**Eight Months Ended December 31, 2021**	**Four Months Ended April 30, 2021**
NET INCOME (LOSS)	$ 866.8	$ 181.8	$ (23.6)	$ (4,463.8)
OTHER COMPREHENSIVE INCOME (LOSS), NET				
Net changes in pension and other postretirement plan assets and benefit obligations recognized in other comprehensive income (loss)	10.8	23.8	(9.1)	0.1
Reclassification of net gains on derivative instruments from other comprehensive loss into net loss	—	—	—	(5.6)
Other	(0.3)	—	—	—
NET OTHER COMPREHENSIVE INCOME (LOSS)	10.5	23.8	(9.1)	(5.5)
COMPREHENSIVE INCOME (LOSS)	877.3	205.6	(32.7)	(4,469.3)
COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(1.4)	(5.3)	(3.8)	(3.2)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO VALARIS	$ 875.9	$ 200.3	$ (36.5)	$ (4,472.5)

The accompanying notes are an integral part of these consolidated financial statements.

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except par value amounts)

ASSETS		December 31, 2023		December 31, 2022
CURRENT ASSETS				
Cash and cash equivalents	$	620.5	$	724.1
Restricted cash		15.2		24.4
Accounts receivable, net		459.3		449.1
Other current assets		177.2		148.6
Total current assets		1,272.2		1,346.2
PROPERTY AND EQUIPMENT, AT COST		1,889.0		1,134.5
Less accumulated depreciation		255.2		157.3
Property and equipment, net		1,633.8		977.2
LONG-TERM NOTES RECEIVABLE FROM ARO		282.3		254.0
INVESTMENT IN ARO		124.4		111.1
DEFERRED TAX ASSETS		855.1		55.1
OTHER ASSETS		154.4		116.7
	$	4,322.2	$	2,860.3
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts payable - trade	$	400.1	$	256.5
Accrued liabilities and other		344.2		247.9
Total current liabilities		744.3		504.4
LONG-TERM DEBT		1,079.3		542.4
DEFERRED TAX LIABILITIES		29.9		16.1
OTHER LIABILITIES		471.7		499.5
Total liabilities		2,325.2		1,562.4
COMMITMENTS AND CONTINGENCIES				
VALARIS SHAREHOLDERS' EQUITY				
Common shares, $0.01 par value, 700.0 shares authorized, 75.4 and 75.2 shares issued, 72.4 and 75.2 shares outstanding as of December 31, 2023 and 2022, respectively		0.8		0.8
Preference shares, $0.01 par value, 150.0 shares authorized, no shares issued as of December 31, 2023 and 2022		—		—
Stock warrants		16.4		16.4
Additional paid-in capital		1,119.8		1,097.9
Retained earnings		1,025.5		160.1
Accumulated other comprehensive income		25.2		14.7
Treasury shares, at cost, 3.0 million shares as of December 31, 2023		(200.1)		—
Total Valaris shareholders' equity		1,987.6		1,289.9
NONCONTROLLING INTERESTS		9.4		8.0
Total equity		1,997.0		1,297.9
	$	4,322.2	$	2,860.3

The accompanying notes are an integral part of these consolidated financial statements.

VALARIS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Successor			Predecessor
	Year Ended December 31, 2023	**Year Ended December 31, 2022**	**Eight Months Ended December 31, 2021**	**Four Months Ended April 30, 2021**
OPERATING ACTIVITIES				
Net income (loss)	$ 866.8	$ 181.8	$ (23.6)	$ (4,463.8)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Deferred income tax expense (benefit)	(786.4)	7.9	(21.3)	(18.2)
Depreciation expense	101.1	91.2	66.1	159.6
Loss on extinguishment of debt	29.2	—	—	—
Net gain on sale of property	(28.6)	(141.2)	(21.2)	(6.0)
Accretion of discount on notes receivable from ARO	(28.3)	(44.9)	(20.8)	—
Share-based compensation expense	27.3	17.4	4.3	4.8
Equity in earnings of ARO	(13.3)	(24.5)	(6.1)	(3.1)
Net periodic pension and retiree medical income	(0.9)	(16.4)	(8.7)	(5.4)
Loss on impairment	—	34.5	—	756.5
Non-cash reorganization items, net	—	—	—	3,487.3
Changes in deferred costs	(26.1)	(38.8)	(34.7)	22.2
Changes in contract liabilities	4.9	62.4	20.8	(36.2)
Other	6.7	8.3	1.6	7.8
Changes in operating assets and liabilities	121.8	(6.6)	20.0	77.1
Contributions to pension plans and other post-retirement benefits	(6.7)	(4.1)	(2.7)	(22.5)
Net cash provided by (used in) operating activities	267.5	127.0	(26.3)	(39.9)
INVESTING ACTIVITIES				
Additions to property and equipment	(696.1)	(207.0)	(50.2)	(8.7)
Net proceeds from disposition of assets	30.3	150.3	25.1	30.1
Purchases of short-term investments	—	(220.0)	—	—
Maturities of short-term investments	—	220.0	—	—
Repayment of note receivable from ARO	—	40.0	—	—
Net cash provided by (used in) investing activities	(665.8)	(16.7)	(25.1)	21.4
FINANCING ACTIVITIES				
Issuance of Second Lien Notes	1,103.0	—	—	—
Redemption of First Lien Notes	(571.8)	—	—	—
Payments for share repurchases	(198.6)	—	—	—
Debt issuance costs	(38.6)	—	—	(1.4)
Payments for tax withholdings for share-based awards	(5.4)	(2.5)	—	—
Consent solicitation fees	—	(3.9)	—	—
Issuance of First Lien Notes	—	—	—	520.0
Payments to Predecessor creditors	—	—	—	(129.9)
Other	(3.1)	—	—	—
Net cash provided by (used in) financing activities	285.5	(6.4)	—	388.7
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(112.8)	103.9	(51.4)	370.2
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	748.5	644.6	696.0	325.8
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$ 635.7	$ 748.5	$ 644.6	$ 696.0

The accompanying notes are an integral part of these consolidated financial statements.

1. DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

We are a leading provider of offshore contract drilling services to the international oil and gas industry with operations in almost every major offshore market across six continents. We own the world's largest offshore drilling rig fleet, including one of the newest ultra-deepwater fleets in the industry and a leading premium jackup fleet. We currently own 53 rigs, including 13 drillships, four dynamically positioned semisubmersible rigs, one moored semisubmersible rig, 35 jackup rigs and a 50% equity interest in Saudi Aramco Rowan Offshore Drilling Company ("ARO"), our 50/50 unconsolidated joint venture with Saudi Aramco, which owns an additional eight rigs.

Our customers include many of the leading international and government-owned oil and gas companies, in addition to many independent operators. We are among the most geographically diverse offshore drilling companies with global operations. The markets in which we operate include the Gulf of Mexico, South America, the North Sea, the Middle East, Africa and Asia Pacific.

We provide drilling services on a day rate contract basis. Under day rate contracts, we provide an integrated service that includes the provision of a drilling rig and rig crews for which we receive a daily rate that may vary between the full rate and zero rate throughout the duration of the contractual term, depending on the operations of the rig. We also may receive lump-sum fees or similar compensation for the mobilization, demobilization and capital upgrades of our rigs. Our customers bear substantially all of the costs of constructing the well and supporting drilling operations as well as the economic risk relative to the success of the well.

Chapter 11 Cases

On August 19, 2020 (the "Petition Date"), Valaris plc ("Legacy Valaris" or "Predecessor") and certain of its direct and indirect subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court") The Debtors obtained joint administration of their chapter 11 cases under the caption *In re Valaris plc, et al.,* Case No. 20-34114 (MI) (the "Chapter 11 Cases").

In connection with the Chapter 11 Cases, on and prior to April 30, 2021 (the "Effective Date"), Legacy Valaris effectuated certain restructuring transactions, pursuant to which the successor company, Valaris, was formed and, through a series of transactions, Legacy Valaris transferred to a subsidiary of Valaris substantially all of the subsidiaries, and other assets, of Legacy Valaris.

References to the financial position and results of operations of the "Successor" or "Successor Company" relate to the financial position and results of operations of the Company after the Effective Date. References to the financial position and results of operations of the "Predecessor" or "Predecessor Company" refer to the financial position and results of operations of Legacy Valaris on and prior to the Effective Date. References to the "Company," "we," "us" or "our" in this Annual Report are to Valaris Limited, together with its consolidated subsidiaries, when referring to periods following the Effective Date, and to Legacy Valaris, together with its consolidated subsidiaries, when referring to periods prior to and including Effective Date.

See "Note 2 – Chapter 11 Proceedings" for additional details regarding the Chapter 11 Cases.

Fresh Start Accounting

On the Effective Date, the Debtors emerged from the Chapter 11 Cases. Upon emergence from the Chapter 11 Cases, we qualified for and adopted fresh start accounting. The application of fresh start accounting resulted in a new basis of accounting, and the Company became a new entity for financial reporting purposes. Accordingly, our financial statements and notes after the Effective Date are not comparable to our financial statements and notes on and prior to that date. Furthermore, the consolidated financial statements and notes have been presented with a black line division to delineate the lack of comparability between the Predecessor and Successor.

See "Note 2 – Chapter 11 Proceedings" and "Note 3 - Fresh Start Accounting" for additional details regarding the Chapter 11 Cases and fresh start accounting.

Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Valaris Limited, those of our wholly-owned subsidiaries and entities in which we hold a controlling financial interest. All intercompany accounts and transactions have been eliminated. Investments in operating entities in which we have the ability to exercise significant influence, but where we do not control operating and financial policies are accounted for using the equity method. Significant influence generally exists if we have an ownership interest representing between 20% and 50% of the voting stock of the investee. We account for our interest in ARO using the equity method of accounting and only recognize our portion of equity in earnings in our consolidated financial statements. ARO is a variable interest entity; however, we are not the primary beneficiary and therefore do not consolidate ARO.

Reclassification

Certain previously reported amounts have been reclassified to conform to the current year presentation.

Pervasiveness of Estimates

The preparation of financial statements in conformity with GAAP requires us to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, the related revenues and expenses and disclosures of gain and loss contingencies as of the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Remeasurement and Translation

Our functional currency is the U.S. dollar. As is customary in the oil and gas industry, a majority of our revenues and expenses are denominated in U.S. dollars; however, a portion of the revenues earned and expenses incurred by certain of our subsidiaries are denominated in currencies other than the U.S. dollar. These transactions are remeasured in U.S. dollars based on a combination of both current and historical exchange rates. Most transaction gains and losses are included in Other, net, in our Consolidated Statements of Operations. Certain gains and losses from the translation of foreign currency balances of our non-U.S. dollar functional currency subsidiaries are included in Accumulated other comprehensive income on our Consolidated Balance Sheet. Net foreign currency exchange loss was $3.5 million, and gains were $12.2 million, $8.1 million and $13.4 million, and were included in Other, net, in our Consolidated Statements of Operations for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor), respectively.

Cash Equivalents and Short-Term Investments

Highly liquid investments with maturities of three months or less at the date of purchase are considered cash equivalents. Highly liquid investments with maturities of greater than three months but less than one year at the date of purchase are classified as short-term investments.

There were no short-term investments as of December 31, 2023 and 2022. Cash flows from purchases and maturities of short-term investments were classified as investing activities in our Consolidated Statements of Cash Flows for the year ended December 31, 2022. To mitigate our credit risk, our investments in time deposits have historically been diversified across multiple, high-quality financial institutions.

Property and Equipment

All costs incurred in connection with the acquisition, construction, major enhancement and improvement of assets are capitalized, including allocations of interest incurred during periods that our drilling rigs are under construction or undergoing major enhancements and improvements. Costs incurred to place an asset into service are capitalized, including costs related to the initial mobilization of a newbuild drilling rig. Repair and maintenance costs are charged to contract drilling expense in the period in which they are incurred. Upon the sale or retirement of assets, the related cost and accumulated depreciation are removed from the balance sheet, and the resulting gain or loss is included in Other, net in our Consolidated Statements of Operations.

Upon emergence, we elected to change our accounting policies and have identified the significant components of our drilling rigs and ascribed useful lives based on the expected time until the next required overhaul or the end of the expected economic lives of the components.

Our property and equipment is depreciated on a straight-line basis, after allowing for salvage values, over the estimated useful lives of our assets. Drilling rigs and related equipment are depreciated over estimated useful lives ranging from five to 35 years. Buildings and improvements are depreciated over estimated useful lives ranging from 10 to 30 years. Other equipment, including computer and communications hardware and software, is depreciated over estimated useful lives ranging from two to six years.

We evaluate the carrying value of our property and equipment, primarily our drilling rigs, on a quarterly basis to identify events or changes in circumstances ("triggering events") that indicate that the carrying value of such rigs may not be recoverable. For property and equipment used in our operations, recoverability generally is determined by comparing the carrying value of an asset to the expected undiscounted future cash flows of the asset. If the carrying value of an asset is not recoverable, the amount of impairment loss is measured as the difference between the carrying value of the asset and its estimated fair value. Property and equipment held-for-sale is recorded at the lower of net book value or fair value less cost to sell.

We recorded pre-tax, non-cash impairment losses related to long-lived assets of $34.5 million and $756.5 million, in the year ended December 31, 2022 (Successor) and the four months ended April 30, 2021 (Predecessor), respectively. See "Note 7 - Property and Equipment" for additional information on our impairment charges.

Operating Revenues and Expenses

See "Note 4 - Revenue from Contracts with Customers" for information on our accounting policies for revenue recognition and certain operating costs that are deferred and amortized over future periods.

Income Taxes

We conduct operations and earn income in numerous countries. Current income taxes are recognized for the amount of taxes payable or refundable based on the laws and income tax rates in the taxing jurisdictions in which operations are conducted and income is earned.

Deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities using the enacted tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. We do not offset deferred tax assets and deferred tax liabilities attributable to different tax paying jurisdictions.

We operate in certain jurisdictions where tax laws relating to the offshore drilling industry are not well developed and change frequently. Furthermore, we may enter into transactions with affiliates or employ other tax planning strategies that generally are subject to complex tax regulations. As a result of the foregoing, the tax liabilities and assets we recognize in our financial statements may differ from the tax positions taken, or expected to be taken, in our tax returns. Our tax positions are evaluated for recognition as unrecognized tax benefits using a more-likely-than-not threshold, and those requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties relating to income taxes are included in Current income tax expense in our Consolidated Statements of Operations.

Our drilling rigs frequently move from one taxing jurisdiction to another based on where they are contracted to perform drilling services. The movement of drilling rigs among taxing jurisdictions may involve a transfer of drilling rig ownership among our subsidiaries through an intercompany rig sale. The pre-tax profit resulting from an intercompany rig sale is eliminated from our consolidated financial statements, and the carrying value of a rig sold in an intercompany transaction remains at historical net depreciated cost prior to the transaction. Our consolidated financial statements do not reflect the asset disposition transaction of the selling subsidiary or the asset acquisition transaction of the acquiring subsidiary. The income tax effects resulting from intercompany rig sales are recognized in earnings in the period in which the sale occurs.

In some instances, we may determine that certain temporary differences will not result in a taxable or deductible amount in future years, as it is more-likely-than-not we will commence operations and depart from a given taxing jurisdiction without such temporary differences being recovered or settled. Under these circumstances, no future tax consequences are expected and no deferred taxes are recognized in connection with such operations. We evaluate these determinations on a periodic basis and, in the event our expectations relative to future tax consequences change, the applicable deferred taxes are recognized or derecognized.

We do not provide deferred taxes on the undistributed earnings of certain subsidiaries because our policy and intention is to reinvest such earnings indefinitely. Should we make a distribution from these subsidiaries in the form of dividends or otherwise, we may be subject to additional income taxes.

Share-Based Compensation

We sponsor share-based compensation plans that provide equity compensation to our key employees, officers and non-employee directors. Our 2021 Management Incentive Plan (the "MIP") allows our board of directors to authorize equity-based grants to be settled in cash, shares or a combination of shares and cash. Compensation expense for time-based equity awards to be settled in shares is measured at fair value on the date of grant and recognized on a straight-line basis over the requisite service period (usually the vesting period). Compensation expense for performance awards is recognized over the requisite service period using the accelerated method and is reduced for forfeited awards in the period in which the forfeitures occur. For our performance awards that cliff vest and require the employee to render service through the vesting date, even though attainment of performance objectives might be earlier, our expense under the accelerated method would be a ratable expense over the vesting period. Equity settled performance awards generally vest at the end of a three-year measurement period based on attainment of performance goals. The estimated probable outcome of attainment of the specified performance goals is based primarily on relative performance over the requisite performance period. Any subsequent changes in this estimate as it relates to performance objectives are recognized as a cumulative adjustment to compensation cost in the period in which the change in estimate occurs, except in the case of objectives based on a market condition, such as our stock price. Compensation cost for awards based on a market performance objective is recognized as long as the requisite service period is completed and will not be reversed even if the market-based objective is never satisfied. Any adjustments to the compensation cost recognized in our Consolidated Statements of Operations for awards that are forfeited are recognized in the period in which the forfeitures occur. See "Note 10 - Share Based Compensation" for additional information on our share-based compensation.

Pension and Other Post-retirement Benefit Plans

We measure our actuarially determined obligations and related costs for our defined benefit pension and other post-retirement plans, retiree life and medical supplemental plan benefits by applying assumptions, the most significant of which include long-term rate of return on plan assets, discount rates and mortality rates. For the long-term rate of return, we develop our assumptions regarding the expected rate of return on plan assets based on historical experience and projected long-term investment returns, and we weight the assumptions based on each plan's asset allocation. For the discount rate, we base our assumptions on a yield curve approach. Actual results may differ from the assumptions included in these calculations. If gains or losses exceed 10% of the greater of the plan assets or plan liabilities, we amortize such gains or losses into income over either the period of expected future service of active participants, or over the expected average remaining lifetime of all participants. We recognize gains or losses related to plan curtailments at the date the plan amendment or termination is adopted which may precede the effective date.

Fair Value Measurements

We measure certain of our assets and liabilities based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities ("Level 1") and the lowest priority to unobservable inputs ("Level 3"). Level 2 measurements represent inputs that are observable for similar assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. See "Note 6 - Fair Value Measurements" for additional information on the fair value measurement of certain of our assets and liabilities.

Noncontrolling Interests

Third parties hold a noncontrolling ownership interest in certain of our non-U.S. subsidiaries. Noncontrolling interests are classified as equity on our Consolidated Balance Sheet, and net income attributable to noncontrolling interests is presented separately in our Consolidated Statements of Operations. All income attributable to noncontrolling interest was from continuing operations.

Cancellation of Predecessor Equity and Issuance of Warrants

On the Effective Date and pursuant to the plan of reorganization, the Legacy Valaris Class A ordinary shares were cancelled and all agreements, instruments and other documents evidencing, relating or otherwise connected with any of Legacy Valaris' equity interests outstanding prior to the Effective Date, including all equity-based awards, were also cancelled. Also, in accordance with the plan of reorganization, the Company issued 5.6 million warrants (the "Warrants") to the former holders of Legacy Valaris' equity to purchase common shares of Valaris Limited with a nominal value of $0.01 per share (the "Common Shares"). The Warrants are exercisable for one Common Share per Warrant at an initial exercise price of $131.88 per Warrant, in each case as may be adjusted from time to time pursuant to the applicable warrant agreement. The Warrants are exercisable for a period of seven years and will expire on April 29, 2028.

Earnings Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Basic and diluted earnings per share ("EPS") for the Predecessor was calculated in accordance with the two-class method. Weighted-average shares outstanding used in our computation of diluted EPS is calculated using the treasury stock method and for the Successor includes the effect of all potentially dilutive stock equivalents, including warrants, restricted stock unit awards and performance stock unit awards and for the Predecessor included the effect of all potentially dilutive stock options and excluded non-vested shares.

The following table is a reconciliation of the weighted-average shares used in our basic and diluted EPS computations for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor) (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Income (loss) attributable to our shares	$ 865.4	$ 176.5	$ (27.4)	$ (4,467.0)
Weighted average shares outstanding:				
Basic	74.1	75.1	75.0	199.6
Effect of stock equivalents	1.1	0.5	—	—
Diluted	75.2	75.6	75.0	199.6

Anti-dilutive share awards totaling 147,000 and 192,000 were excluded from the computation of diluted EPS for the year ended December 31, 2023 and 2022 (Successor), respectively.

Due to the net loss position, anti-dilutive shares totaling 600,000 and 300,000, for the eight months ended December 31, 2021 (Successor) and the four months ended April 30, 2021 (Predecessor), respectively, were excluded from the computation of diluted EPS.

We have 5,470,950 Warrants outstanding as of December 31, 2023 which are exercisable for one Common Share per Warrant at an initial exercise price of $131.88 per Warrant. The exercise of these Warrants into Common Shares would have a dilutive effect to the holdings of Valaris Limited's existing shareholders. These Warrants are anti-dilutive for all periods presented for the Successor.

The Predecessor previously had convertible senior notes due 2024 (the "2024 Convertible Notes") for which we had the option to settle in cash, shares or a combination thereof for the aggregate amount due upon conversion. On the Effective Date, pursuant to the plan of reorganization, all outstanding obligations under the 2024 Convertible Notes were cancelled and the holders thereunder received the treatment as set forth in the plan of reorganization. However, if the Legacy Valaris average share price had exceeded the exchange price during a respective predecessor reporting period, an assumed number of shares required to settle the conversion obligation in excess of the principal amount would have been included in our denominator for the computation of diluted EPS using the treasury stock method. The Legacy Valaris average share price did not exceed the exchange price during the four months ended April 30, 2021 (Predecessor).

New Accounting Pronouncements

Recently adopted accounting pronouncements

Business Combinations - In October 2021, the FASB issued ASU No. 2021-08, *"Accounting for Contract Assets and Contract Liabilities from Contracts with Customers"* (*"Update 2021-08"*). ASU No. 2021-08 requires an entity (acquirer) to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 and provides practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments also apply to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply, such as contract liabilities for the sale of nonfinancial assets within the scope of Subtopic 610-20, *Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets*. The FASB issued the update to improve the accounting for acquired revenue contracts with customers in a business combination. Update 2021-08 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. We adopted Update 2021-08 effective January 1, 2023 with no material impact to our financial statements upon adoption.

Reference Rate Reform - In March 2020, the FASB issued ASU No. 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* ("Update 2020-04"), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in Update 2020-04 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The provisions in Update 2020-04 were effective upon issuance and could be applied prospectively to contract modifications made through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,* to extend the temporary accounting rules under Topic 848 from December 31, 2022, to December 31, 2024. Our long-term notes receivable from ARO (the "Notes Receivable from ARO"), has generated interest income on a LIBOR-based rate since inception of the note. In 2023, we amended the terms of the Notes Receivable from ARO whereby beginning in 2024, interest income is calculated on a Secured Overnight Financing Rate ("SOFR") based rate. The application of Update 2020-04 and ASU No. 2022-06 on this contract modification and the change in reference rates did not have a material impact on our consolidated financial statements.

Accounting pronouncements to be adopted

Improvements to Reportable Segment Disclosures - In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("Update 2023-07"), which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in Update 2023-07 require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to an entity's chief operating decision maker ("CODM"), a description of other segment items by reportable segment, and any additional measures of a segment's profit or loss used by the CODM when deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 and interim disclosures are required for periods within fiscal years beginning after December 15, 2024. Retrospective application is required for all prior periods presented, and early adoption is permitted. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

Improvements to Income Tax Disclosures - In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("Update 2023-09"), which expands income tax disclosure requirements to include additional information related to the rate reconciliation of our effective tax rates to statutory rates as well as additional disaggregation of taxes paid. The amendments in Update 2023-09 also remove disclosures related to certain unrecognized tax benefits and deferred taxes. Update 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied on a prospective basis, with an option to apply the guidance retrospectively. We are currently assessing the impact of the requirements on our consolidated financial statements and disclosures.

With the exception of the updated standards discussed above, there have been no accounting pronouncements issued and not yet effective that have significance, or potential significance, to our consolidated financial statements.

2. CHAPTER 11 PROCEEDINGS

Chapter 11 Cases and Emergence from Chapter 11

On the Petition Date, the Debtors filed voluntary petitions for reorganization under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Debtors obtained joint administration of the Chapter 11 Cases under the caption *In re Valaris plc, et al.,* Case No. 20-34114 (MI). On March 3, 2021, the Bankruptcy Court confirmed the Debtors' chapter 11 plan of reorganization.

On the Effective Date, we successfully completed our financial restructuring and together with the Debtors emerged from the Chapter 11 Cases. Upon emergence from the Chapter 11 Cases, we eliminated $7.1 billion of debt and obtained a $520.0 million capital injection by issuing the first lien secured notes (the "First Lien Notes"). See "Note 8 - Debt" for additional information on the First Lien Notes. On the Effective Date, the Legacy Valaris Class A ordinary shares were cancelled and the Common Shares were issued. Also, former holders of Legacy Valaris' equity were issued Warrants to purchase Common Shares.

Below is a summary of the terms of the plan of reorganization:

- Appointed six new members to the Company's board of directors to replace all of the directors of Legacy Valaris, other than the director also serving as President and Chief Executive Officer at the Effective Date, who was re-appointed pursuant to the plan of reorganization. All but one of the seven directors became directors as of the Effective Date and one became a director on July 1, 2021.

- Obligations under Legacy Valaris' outstanding senior notes (the "Senior Notes") were cancelled and the related indentures were cancelled, except to the limited extent expressly set forth in the plan of reorganization and the holders thereunder received the treatment as set forth in the plan of reorganization;

- The Legacy Valaris revolving credit facility (the "Revolving Credit Facility") was terminated and the holders thereunder received the treatment as set forth in the plan of reorganization;

- Holders of the Senior Notes received their pro rata share of (1) 38.48%, or 28.9 million, of Common Shares and (2) approximately 97.6% of the subscription rights to participate in the rights offering (the "Rights Offering") through which the Company offered $550.0 million of the First Lien Notes, which includes the backstop premium;

- Holders of the Senior Notes who participated in the Rights Offering received their pro rata share of approximately 29.3%, or 22.0 million, of Common Shares, and senior noteholders who agreed to backstop the Rights Offering received their pro rata share of approximately 2.63%, or 2.0 million of Common Shares and approximately $48.8 million in First Lien Notes as a backstop premium;

- Certain Revolving Credit Facility lenders ("RCF Lenders") who participated in the Rights Offering received their pro rata share of approximately 0.7%, or 0.5 million Common Shares, RCF Lenders who agreed to backstop the Rights Offering received their pro rata share of 0.07%, or 49,500 of Common Shares and approximately $1.2 million in First Lien Notes as a backstop premium;

- Senior noteholders, solely with respect to Pride International LLC's 6.875% senior notes due 2020 and 7.875% senior notes due 2040, Ensco International 7.20% Debentures due 2027, and the 4.875% senior notes due 2022, 4.75% senior notes due 2024, 7.375% senior notes due 2025, 5.4% senior notes due 2042 and 5.85% senior notes due 2044, received an aggregate cash payment of $26.0 million in connection with settlement of certain alleged claims against the Company;

- The two RCF Lenders who chose to participate in the Rights Offering received their pro rata share of (1) 5.3%, or 4.0 million Common Shares (2) approximately 2.427% of the First Lien Notes (and associated Common Shares), (3) $7.8 million in cash, and (4) their pro rata share of the backstop premium. The RCF Lenders who entered into the amended restructuring support agreement and elected not to participate in the Rights Offering received their pro rata share of (1) 22.980%, or 17.2 million of Common Shares and (2) $96.1 million in cash;

- Holders of general unsecured claims are entitled to receive payment in full within ninety days after the later of (a) the Effective Date and (b) the date such claim comes due;

- 0.4 million Common Shares were issued and $5.0 million was paid to Daewoo Shipbuilding & Marine Engineering Co., Ltd (the "Shipyard");

- Legacy Valaris Class A ordinary shares were cancelled and holders received 5.6 million in Warrants exercisable for one Common Share per Warrant at initial exercise price of $131.88 per Warrant, in each case as may be adjusted from time to time pursuant to the applicable warrant agreement. The Warrants are exercisable for a period of seven years and will expire on April 29, 2028;

- All equity-based awards of Legacy Valaris that were outstanding were cancelled;

- On the Effective Date, Valaris Limited entered into a registration rights agreement with certain parties who received Common Shares;

- On the Effective Date, Valaris Limited entered into a registration rights agreement with certain parties who received First Lien Notes; and

- There were no borrowings outstanding against our debtor-in-possession ("DIP") facility and there were no DIP claims that were not due and payable on, or that otherwise survived, the Effective Date. The DIP Credit Agreement terminated on the Effective Date.

Management Incentive Plan

In accordance with the plan of reorganization, Valaris Limited adopted the 2021 Management Incentive Plan (the "MIP") as of the Effective Date and authorized and reserved 9.0 million Common Shares for issuance pursuant to equity incentive awards to be granted under the MIP, which may be in the form of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents and cash awards or any combination thereof. See "Note 10 - Share Based Compensation" for more information on awards granted under the MIP after the Effective date.

Liabilities Subject to Compromise

Prior to the Effective Date, liabilities subject to compromise were comprised primarily of the aggregate balance of our pre-petition Senior Notes of $6.5 billion, amounts drawn under the Revolving Credit Facility as of the Petition Date of $581.0 million and the corresponding unpaid accrued interest as of the Petition Date of $203.5 million.

The contractual interest expense on the outstanding Senior Notes and the Revolving Credit Facility was in excess of recorded interest expense by $132.9 million for the four months ended April 30, 2021 (Predecessor). This excess contractual interest was not included as interest expense on our Consolidated Statements of Operations as we had discontinued accruing interest on the Predecessor's Senior Notes and Revolving Credit Facility subsequent to the Petition Date. The Predecessor discontinued making interest payments on the Senior Notes beginning in June 2020.

Reorganization Items

Expenditures, gains and losses that are realized or incurred by the Debtors as of or subsequent to the Petition Date and as a direct result of the Chapter 11 Cases are reported as Reorganization items, net in our Consolidated Statements of Operations for the year ended December 31, 2022, eight months ended December 31, 2021 (Successor) and four months ended April 30, 2021 (Predecessor). These costs include legal and other professional advisory service fees pertaining to the Chapter 11 Cases and the effects of the emergence from bankruptcy, including the application of fresh start accounting.

The components of reorganization items, net were as follows (in millions):

	Successor		Predecessor
	Year Ended December 31, 2022	**Eight Months Ended December 31, 2021**	**Four Months Ended April 30, 2021**
Professional fees	$ 2.4	$ 17.2	$ 93.4
Contract items	—	(1.7)	3.9
Reorganization items (fees)	2.4	15.5	97.3
Contract items	—	—	0.5
Backstop premium	—	—	30.0
Gain on settlement of liabilities subject to compromise	—	—	(6,139.0)
Issuance of Common Shares for backstop premium	—	—	29.1
Issuance of Common Shares to the Shipyard	—	—	5.4
Write-off of unrecognized share-based compensation expense	—	—	16.0
Impact of newbuild contract amendments	—	—	350.7
Loss on fresh start adjustments	—	—	9,194.6
Reorganization items (non-cash)	—	—	3,487.3
Total reorganization items, net	$ 2.4	$ 15.5	$ 3,584.6
Reorganization items (fees) paid	$ 2.4	$ 14.7	$ 59.0
Reorganization items (fees) unpaid	$ —	$ 0.8	$ 38.3

3. FRESH START ACCOUNTING

Applicability of Fresh Start Accounting

Upon emergence from bankruptcy, we qualified for and applied fresh start accounting, which resulted in the Company becoming a new entity for financial reporting purposes because (1) the holders of the then existing Class A ordinary shares of the Predecessor received less than 50 percent of the Common Shares of the Successor outstanding upon emergence and (2) the reorganization value of the Company's assets immediately prior to confirmation of the plan of reorganization was less than the total of all post-petition liabilities and allowed claims.

The reorganization value derived from the range of enterprise values associated with the plan of reorganization was allocated to the Company's identifiable tangible and intangible assets and liabilities based on their fair values (except for deferred income taxes). The amount of deferred income taxes recorded was determined in accordance with the applicable income tax accounting standard. The April 30, 2021 fair values of the Company's assets and liabilities differ materially from their recorded values as reflected on the historical balance sheets.

Reorganization Value

The reorganization value represents the fair value of the Successor's total assets and was derived from the enterprise value associated with the plan of reorganization, which represents the estimated fair value of an entity's long-term debt and equity less unrestricted cash upon emergence from chapter 11. As set forth in the disclosure statement and approved by the Bankruptcy Court, third-party valuation advisors estimated the enterprise value to be between $1,860.0 million and $3,145.0 million. The enterprise value range of the reorganized Debtors was determined primarily by using a discounted cash flow analysis. The value agreed in the plan of reorganization is indicative of an enterprise value at the low end of this range, or $1,860.0 million.

The following table reconciles the enterprise value to the estimated fair value of Successor Common Shares as of the Effective Date (in millions, except per share value):

	April 30, 2021
Enterprise Value	$ 1,860.0
Plus: Cash and cash equivalents	607.6
Less: Fair value of debt	(544.8)
Less: Warrants	(16.4)
Less: Noncontrolling interest	1.1
Less: Pension and other post-retirement benefits liabilities	(189.0)
Less: Adjustments not contemplated in Enterprise Value	(639.0)
Fair value of Successor Common Shares	$ 1,079.5
Shares issued upon emergence	75.0
Per share value	$ 14.39

The following table reconciles the enterprise value to the reorganization value as of the Effective Date (in millions):

	April 30, 2021
Enterprise Value	$ 1,860.0
Plus: Cash and cash equivalents	607.6
Plus: Non-interest bearing current liabilities	346.0
Less: Adjustments not contemplated in Enterprise Value	(218.0)
Reorganization value of Successor assets	$ 2,595.6

Adjustments not contemplated in Enterprise Value represent certain obligations of the Successor that were either not contemplated or contemplated in a different amount in the forecasted cash flows of the enterprise valuation performed by third-party valuation advisors that, had they incorporated those anticipated cash flows into their analysis, the resulting valuation would have been different. For the reconciliation of Reorganization value of Successor assets, this item includes certain tax balances, contract liabilities, as well as an adjustment for the fair value of pension obligations. The reconciliation to Successor Common Share value includes these same reconciling items as well as other current and non-current liabilities of the Successor at the emergence.

The enterprise value and corresponding implied equity value are dependent upon achieving the future financial results set forth in the valuation utilizing assumptions regarding future day rates, utilization, operating costs and capital requirements as of the emergence date. All estimates, assumptions, valuations and financial projections, including the fair value adjustments, the enterprise value and equity value projections, are inherently subject to significant uncertainties and the resolution of contingencies beyond our control. Accordingly, there is no assurance that the estimates, assumptions, valuations or financial projections will be realized, and actual results could vary materially.

Valuation Process

The fair values of the Company's principal assets and liabilities including property, plant and equipment as well as our 50% equity interest in ARO and our Notes Receivable from ARO, options to purchase VALARIS DS-13 and VALARIS DS-14 (the "Newbuild Drillships"), the First Lien Notes, pensions and Warrants were estimated with the assistance of third-party valuation advisors.

Property, Plant and Equipment

The valuation of the Company's drilling rigs was estimated by using an income approach or estimated sales price. These valuations were based on unobservable inputs that require significant judgments for which there is limited information, including, in the case of an income approach, assumptions regarding future day rates, utilization, operating costs, reactivation costs and capital requirements. In developing these assumptions, forecasted day rates and utilization took into account current market conditions and our anticipated business outlook. The cash flows were discounted at our weighted average cost of capital, which was derived from a blend of our after-tax cost of debt and our cost of equity and computed using public share price information for similar offshore drilling market participants, certain U.S. Treasury rates and certain risk premiums specific to the Company.

Our remaining property and equipment, including owned real estate and other equipment, was valued using a cost approach, in which the estimated replacement cost of the assets was adjusted for physical depreciation and obsolescence, where applicable, to arrive at estimated fair value.

The estimated fair value of our property and equipment includes an adjustment to reconcile to our reorganization value.

Notes Receivable from ARO

The fair value of the Notes Receivable from ARO was estimated using an income approach to value the forecasted cash flows attributed to the Notes Receivable from ARO using a discount rate based on a comparable yield with a country-specific risk premium.

Investment in ARO

We estimated the fair value of the equity investment in ARO primarily by applying an income approach, using projected discounted cash flows of the underlying assets, a risk-adjusted discount rate and an estimated effective income tax rate.

Options to Purchase Newbuild Drillships

The fair value of the options to purchase Newbuild Drillships was estimated using an option pricing model utilizing the estimated fair value of a newbuild rig, estimated purchase price upon exercise of the options, the holding period, equity volatility and the risk-free rate.

First Lien Notes

The fair value of the First Lien Notes was determined to approximate the par value based on third-party valuation advisors' analysis of the Company's collateral coverage, financial metrics, and interest rate for the First Lien Notes relative to market rates of recent placements of a similar term for industry participants with similar credit risk.

Pensions

Our pension and other postretirement benefit liabilities and costs are based upon actuarial computations that reflect our assumptions about future events, including long-term asset returns, interest rates, annual compensation increases, mortality rates and other factors. Upon emergence, our pension and other postretirement plans were remeasured as of the Effective Date. Key assumptions at the Effective Date included (1) a weighted average discount rate of 2.81% to determine pension benefit obligations and (2) an expected long-term rate of return on pension plan assets of 6.03% to determine net periodic pension cost.

Warrants

The fair value of the Warrants was determined using an option pricing model considering the contractual terms of the Warrant issuance. The key market data assumptions for the option pricing model are the estimated volatility and the risk-free rate. The volatility assumption was estimated using market data for offshore drilling market participants with consideration for differences in leverage. The risk-free rate assumption was based on U.S. Treasury Constant Maturity rates with a comparable term.

Condensed Consolidated Balance Sheet

The adjustments included in the following Condensed Consolidated Balance Sheet reflect the effects of the transactions contemplated by the plan of reorganization and executed by the Company on the Effective Date (reflected in the column "Reorganization Adjustments"), and fair value and other required accounting adjustments resulting from the adoption of fresh start accounting (reflected in the column "Fresh Start Accounting Adjustments"). The explanatory notes provide additional information with regard to the adjustments recorded.

	As of April 30, 2021						
	Predecessor	Reorganization Adjustments		Fresh Start Accounting Adjustments		Successor
ASSETS						
CURRENT ASSETS						
Cash and cash equivalents	$ 280.2	$ 327.4	(a)	$ —		$ 607.6
Restricted cash	45.7	42.7	(b)	—		88.4
Accounts receivable, net	425.9	—		—		425.9
Other current assets	370.1	1.5	(c)	(281.1)	(o)	90.5
Total current assets	1,121.9	371.6		(281.1)		1,212.4
PROPERTY AND EQUIPMENT, NET	10,026.4	(417.6)	(d)	(8,699.7)	(p)	909.1
LONG-TERM NOTES RECEIVABLE FROM ARO	442.7	—		(214.4)	(q)	228.3
INVESTMENT IN ARO	123.9	—		(43.4)	(r)	80.5
OTHER ASSETS	166.4	(10.0)	(e)	8.9	(s)	165.3
	$ 11,881.3	$ (56.0)		$ (9,229.7)		$ 2,595.6
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Accounts payable - trade	$ 161.5	$ 13.1	(f)	$ (0.5)	(t)	$ 174.1
Accrued liabilities and other	290.7	(12.4)	(g)	(61.8)	(u)	216.5
Total current liabilities	452.2	0.7		(62.3)		390.6
LONG-TERM DEBT	—	544.8	(h)	—		544.8
OTHER LIABILITIES	706.2	(55.2)	(i)	(85.6)	(v)	565.4
Total liabilities not subject to compromise	1,158.4	490.3		(147.9)		1,500.8
LIABILITIES SUBJECT TO COMPROMISE	7,313.7	(7,313.7)	(j)	—		—
COMMITMENTS AND CONTINGENCIES						
VALARIS SHAREHOLDERS' EQUITY						
Predecessor Class A ordinary shares	82.5	(82.5)	(k)	—		—
Predecessor Class B ordinary shares	0.1	(0.1)	(k)	—		—
Successor common shares	—	0.8	(l)	—		0.8
Successor stock warrants	—	16.4	(m)	—		16.4
Predecessor additional paid-in capital	8,644.0	(8,644.0)	(k)	—		—
Successor additional paid-in capital	—	1,078.7	(l)	—		1,078.7
Retained deficit	(5,147.4)	14,322.6	(n)	(9,175.2)	(w)	—
Accumulated other comprehensive loss	(93.4)	—		93.4	(x)	—
Predecessor treasury shares	(75.5)	75.5	(k)	—		—
Total Valaris shareholders' equity	3,410.3	6,767.4		(9,081.8)		1,095.9
NONCONTROLLING INTERESTS	(1.1)	—		—		(1.1)
Total equity	3,409.2	6,767.4		(9,081.8)		1,094.8
	$ 11,881.3	$ (56.0)		$ (9,229.7)		$ 2,595.6

Reorganization Adjustments

(a)   Cash

Represents the reorganization adjustments (in millions):

Receipt of cash for First Lien Notes	$	500.0
Loan proceeds from backstop lenders		20.0
Funds received for liquidation of rabbi trust related to certain employee benefits		17.6
Payments to Predecessor creditors		(129.9)
Transfer of funds for payment of certain professional fees to escrow account		(42.7)
Payment for certain professional services fees		(29.0)
Various other		(8.6)
	$	327.4

(b)   Restricted cash

Reflects the reorganization adjustment to record the transfer of cash for payment of certain professional fees to restricted cash, which were held in escrow until billings from professionals were received and reconciled at which time the funds in the account were released.

(c)   Other current asset

Reflects certain prepayments incurred upon emergence.

(d)   Property and Equipment, net

Reflects the reorganization adjustment to remove $417.6 million of work-in-process related to the Newbuild Drillships. These values were removed from property and equipment, net, based on the terms of the amended agreements with the Shipyard. As a result of the option to take delivery, we removed the historical work-in-process balances from the balance sheet.

(e)   Other assets

Represents the reorganization adjustments (in millions):

Liquidation of rabbi trust related to certain employee benefits	$	(17.6)
Elimination of right-of-use asset associated with Newbuild Drillships		(5.5)
Fair value of options to purchase Newbuild Drillships		13.1
	$	(10.0)

Our supplemental executive retirement plans are non-qualified plans that provided eligible employees an opportunity to defer a portion of their compensation for use after retirement. The plans were frozen to the entry of new participants in 2019 and to future compensation deferrals as of January 1, 2020. Upon emergence, assets previously held in a rabbi trust maintained for the plan were liquidated and the plan was amended.

In accordance with the amended agreement with the Shipyard, our leases were terminated and we have eliminated the historical right-of-use asset associated with the berthing locations of Newbuild Drillships.

Additionally, upon effectiveness of the plan of reorganization, the amended agreement with the Shipyard provides the Company with the option to purchase the Newbuild Drillships. The reorganization adjustments include an asset that reflects the fair value of the option to purchase the Newbuild Drillships and embedded feature related to the ability, under the amended agreements with the Shipyard, for the equity issued pursuant to this arrangement to be put to the Company for $8.0 million of consideration for each rig, should we choose to take delivery.

(f)   *Accounts payable - trade*

Reflects the following reorganization adjustments (in millions):

Professional fees incurred upon emergence	$	26.1
Payment of professional fees incurred prior to emergence		(12.6)
Payment of certain accounts payable incurred prior to emergence		(0.4)
	$	13.1

(g)   *Accrued liabilities and other*

Reflects the following reorganization adjustments (in millions):

Elimination of lease liabilities associated with Newbuild Drillships	$	(5.0)
Elimination of accrued post-petition holding costs associated with Newbuild Drillships		(4.1)
Payment of certain accrued liabilities incurred prior to emergence		(3.3)
	$	(12.4)

In accordance with the amended agreement with the Shipyard, our leases were terminated and we eliminated the historical lease liability associated with the berthing locations of Newbuild Drillships. Accrued post-petition holding costs were also eliminated as a result of the amendments made effective upon emergence. Additionally, reorganization adjustments to accrued liabilities and other includes an amount primarily related to payment of professional fees incurred prior to emergence.

(h)   *Long-term debt*

Reflects the reorganization adjustment to record the issuance of the $550.0 million aggregate principal amount of First Lien Notes and debt issuance costs of $5.2 million.

(i)   *Other liabilities*

Reflects the following reorganization adjustments (in millions):

Elimination of construction contract intangible liabilities associated with Newbuild Drillships	$	(49.9)
Elimination of accrued post-petition holding costs associated with Newbuild Drillships		(4.7)
Elimination of lease liabilities associated with Newbuild Drillships		(0.6)
	$	(55.2)

The reorganization adjustments to other liabilities primarily relate to the elimination of construction contract intangible liabilities associated with the Newbuild Drillships. These construction contract intangible liabilities were recorded in purchase accounting for the original contracting entity. As the amended contract was structured as an option whereby we had the right, not the obligation to take delivery of the rigs, there was no longer an intangible liability associated with the contracts.

We have eliminated the historical lease liability associated with the berthing locations of Newbuild Drillships and accrued post-petition holding costs as described in (g) above.

(j)   *Liabilities subject to compromise*

Reflects the following reorganization adjustments (in millions):

Settlement of liabilities subject to compromise	$	7,313.7
Issuance of common stock to Predecessor creditors		(721.0)
Issuance of common stock to backstop parties		(323.8)
Payments to Predecessor creditors		(129.9)
Gain on settlement of liabilities subject to compromise	$	6,139.0

(k)   *Predecessor ordinary shares, additional paid-in capital and treasury shares*

Represents the cancellation of the Predecessor's ordinary shares of $82.6 million, additional paid-in capital of $8,644.0 million and treasury stock of $75.5 million.

(l)   *Successor common shares and additional paid-in capital*

Represents par value of 75.0 million new Common Shares of $0.8 million and capital in excess of par value of $1,078.7 million.

(m)   *Successor stock warrants*

On the Effective Date and pursuant to the plan of reorganization, Valaris Limited issued an aggregate of 5.6 million Warrants exercisable for up to an aggregate of 5.6 million Common Shares to former holders of Legacy Valaris' equity interests. The fair value of the Warrants as of the Effective Date was $16.4 million.

(n)   *Retained deficit*

Represents the reorganization adjustments to total equity as follows (in millions):

Gain on settlement of liabilities subject to compromise	$	(6,139.0)
Issuance of Common Shares for backstop premium		29.1
Issuance of Common Shares to the Shipyard		5.4
Write-off of unrecognized share-based compensation expense		16.0
Professional fees and success fees		35.9
Backstop premium		30.0
Impact of newbuild contract amendments		350.7
Reorganization items, net		(5,671.9)
Cancellation of Predecessor common shares		(82.6)
Cancellation of Predecessor treasury shares		75.5
Cancellation of Predecessor additional paid in capital		(7,856.4)
Cancellation of equity component of Predecessor convertible notes		(220.0)
Cancellation of Predecessor cash and equity compensation plans		(583.6)
Fair value of Warrants		16.4
	$	(14,322.6)

Fresh Start Adjustments

(o)   *Other current assets*

Reflects the fresh start adjustments to record the estimated fair value of other current assets as follows (in millions):

Elimination of materials and supplies	$	(260.8)
Elimination of historical deferred contract drilling expenses		(20.3)
	$	(281.1)

Primarily reflects the fresh start adjustment to eliminate the historical balance for materials and supplies as the result of a change in accounting policies upon emergence. Historically, we recognized materials and supplies on the balance sheet when purchased and subsequently expensed items when consumed. Upon emergence from bankruptcy, we elected to change our accounting policies related to materials and supplies whereby materials and supplies will be expensed as a period cost when received. Additionally, a customer arrangement provides that we take title to their materials and supplies for the duration of the contract and return or pay cash for them at the termination of the contract. Together with our policy change on materials and supplies, we elected to record these assets and the obligation to our customer on a net basis as opposed to a gross basis.

The fresh start adjustment for the elimination of historical deferred contract drilling expenses primarily relates to deferred mobilization costs, deferred contract preparation costs and deferred certification costs. Costs incurred for mobilization and contract preparation prior to the commencement of drilling services are deferred and subsequently amortized over the term of the related drilling contract. Additionally, we must obtain certifications from various regulatory bodies in order to operate our drilling rigs and must maintain such certifications through periodic inspections and surveys. The costs incurred in connection with maintaining such certifications, including inspections, tests, surveys and drydock, as well as remedial structural work and other compliance costs, are deferred and amortized on a straight-line basis over the corresponding certification periods. These deferred costs had no future economic benefit and were eliminated from the fresh start financial statements.

(p)   *Property and equipment, net*

Reflects the fresh start adjustments to historical amounts to record the estimated fair value of property and equipment.

Furthermore, upon emergence from bankruptcy, we elected to change our accounting policies and have identified the significant components of our drilling rigs and ascribed useful lives based on the expected time until the next required overhaul or the end of the expected economic lives of the components. Prior to emergence, we recorded our drilling rigs as a single asset with a useful life ascribed by the expected useful life of that asset.

(q)   *Notes Receivable from ARO*

Reflects the fresh start adjustment to record the estimated fair value of the Notes Receivable from ARO.

(r)   *Investment in ARO*

Reflects the fresh start adjustment to record the estimated fair value of the equity investment in ARO.

(s)   *Other assets*

Reflects the fresh start adjustments to record the estimated fair value of other assets as follows (in millions):

Deferred tax impacts of certain fresh start adjustments	$	21.1
Fair value of contracts with customers		8.5
Fair value adjustments to right-of-use assets		0.4
Elimination of historical deferred contract drilling expenses		(16.5)
Elimination of other deferred costs		(4.6)
	$	8.9

The fresh start adjustment for deferred income tax assets represents the estimated incremental deferred income taxes, which reflects the tax effect of the differences between the estimated fair value of certain assets and liabilities recorded under fresh start accounting and the carryover tax basis of those assets and liabilities.

The fresh start adjustment to record the estimated fair value of contracts with customers represents the intangible assets recognized for firm customer contracts in place at the Effective Date that have favorable contract terms as compared to current market day rates for comparable drilling rigs. The various factors considered in the adjustment were (1) the contracted day rate for each contract, (2) the remaining term of each contract, (3) the rig class and (4) the market conditions for each respective rig class at the emergence date. The intangible assets are computed based on the present value of the difference in cash inflows over the remaining contract term as compared to a hypothetical contract with the same remaining term at an estimated current market day rate using a risk-adjusted discount rate and an estimated effective income tax rate. This balance was amortized to operating revenues over the respective remaining contract terms on a straight-line basis.

The fresh start adjustment to right-of-use assets reflects the remeasuring of our operating leases as of the emergence date. Certain operating leases had unfavorable terms as of the emergence date, and as a result the right-of-use asset for such leases did not equal the lease liability upon emergence.

The fresh start adjustment to eliminate historical deferred contract drilling expenses reflects the noncurrent portion of historical deferred contract drilling expenses described in (o) above as well as the elimination of customer contract intangibles previously recorded in purchase accounting for a 2019 transaction.

The fresh start adjustments to eliminate other deferred costs reflect non-operational deferred costs that had no future economic benefit.

(t)   Accounts payable - trade

The fresh start adjustment to accounts payable trade reflects the write off of certain deferred amounts related to our operating leases. This value was eliminated through the remeasurement of our leases as of the emergence date.

(u)   Accrued liabilities and other

Reflects the fresh start adjustments to record the estimated fair value of current liabilities as follows (in millions):

Elimination of customer payable balance	$	(36.8)
Elimination of historical deferred revenues		(25.9)
Fair value of contracts with customers		0.5
Fair value adjustment to lease liabilities		0.4
	$	(61.8)

The fresh start adjustment to eliminate the customer payable balance is related to the change in accounting policy to present the balance on a net basis.

The fresh start adjustment to eliminate historical deferred revenues is primarily related to amounts previously received for the reimbursement for capital upgrades, upfront contract deferral fees and mobilization. Such amounts are deferred and subsequently amortized over the term of the related drilling contract. The deferred revenue did not represent any future performance obligations and was therefore eliminated as a fresh start accounting adjustment.

The fresh start adjustment to record the estimated fair value of contracts with customers reflects the intangible liabilities recognized for firm customer contracts in place at the Effective Date that have unfavorable contract terms as compared to current market day rates for comparable drilling rigs. The various factors considered in the adjustment and computation of the intangible liabilities are described in (s) above. This balance was amortized to operating revenues over the respective remaining contract terms on a straight-line basis.

The fresh start adjustment to lease liabilities reflects the remeasuring of our operating leases as of the Effective Date.

(v)   Other liabilities

Reflects the fresh start adjustments to record the estimated fair value of other liabilities as follows (in millions):

Adjustment to fair value of pension and other post-retirement plan liabilities	$	(82.7)
Elimination of historical deferred revenue		(5.9)
Deferred tax impacts of certain fresh start adjustments		1.7
Fair value adjustments to lease liabilities		1.1
Fair value adjustments to other liabilities		0.2
	$	(85.6)

The fresh start adjustment to fair value pension and other post-retirement plan liabilities results from the remeasurement of the pension and other post-retirement benefit plans at the emergence date.

The fresh start adjustment to eliminate deferred revenues reflects the noncurrent portion of deferred revenues described in (u) above.

The fresh start adjustment for deferred income tax liabilities represents the estimated incremental deferred taxes, which reflects the tax effect of the differences between the estimated fair value certain assets and liabilities recorded under fresh start accounting and the carryover tax basis of those assets and liabilities.

The fresh start adjustment to lease liabilities reflects the remeasuring of our operating leases as of the Effective Date.

(w)   *Retained Deficit*

Reflects the fresh start adjustments to retained deficit as follows (in millions):

Fair value adjustments to prepaid and other current assets	$	(281.1)
Fair value adjustments to property		(8,699.7)
Fair value of intangible assets		8.5
Fair value adjustment to investment in ARO		(43.4)
Fair value adjustment to note receivable from ARO		(214.4)
Fair value adjustments to other assets		(20.7)
Fair value adjustments to other current liability		62.8
Fair value of intangible liabilities		(0.5)
Fair value adjustment to other liabilities		87.3
Elimination of Predecessor accumulated other comprehensive loss		(93.4)
Total fresh start adjustments included in reorganization items, net	$	(9,194.6)
Tax impact of fresh start adjustments		19.4
	$	(9,175.2)

(x)   *Accumulated other comprehensive loss*

Reflects the fresh start adjustments for the elimination of Predecessor accumulated other comprehensive loss through Reorganization items, net.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

Under our drilling contracts with customers, we provide a drilling rig and drilling services, including rig crews, on a day rate basis. We receive a daily rate that may vary between the full rate and zero rate throughout the duration of the contractual term, depending on the operations of the rig. We also may receive lump-sum fees or similar compensation generally for the mobilization, demobilization and capital upgrades of our rigs. Our customers bear substantially all of the costs of constructing the well and supporting drilling operations, as well as the economic risk relative to the success of the well.

Our drilling contracts contain a lease component and we have elected to apply the practical expedient provided under Accounting Standards Codification ("ASC") 842 to not separate the lease and non-lease components and apply the revenue recognition guidance in ASU No. 2014-09, "*Revenue from Contracts with Customers (Topic 606)*." Our drilling service provided under each drilling contract is a single performance obligation satisfied over time and comprised of a series of distinct time increments, or service periods. Total revenue is determined for each individual drilling contract by estimating both fixed and variable consideration expected to be earned over the contract term. Fixed consideration generally relates to activities such as mobilization, demobilization and capital upgrades of our rigs that are not distinct performance obligations within the context of our contracts and is recognized on a straight-line basis over the contract term. Variable consideration generally relates to distinct service periods during the contract term and is recognized in the period when the services are performed.

The amount estimated for variable consideration is only recognized as revenue to the extent that it is probable that a significant reversal will not occur during the contract term. We have applied the optional exemption afforded in ASU No. 2014-09, "*Revenue from Contracts with Customers (Topic 606),*" and have not disclosed the variable consideration related to our estimated future day rate revenues. The remaining duration of our drilling contracts based on those in place as of December 31, 2023 was between approximately 1 month and 5 years.

Day Rate Drilling Revenue

Our drilling contracts provide for payment on a day rate basis and include a rate schedule with higher rates for periods when the drilling rig is operating and lower rates or zero rates for periods when drilling operations are interrupted or restricted. The day rate invoiced to the customer is determined based on the varying rates applicable to specific activities performed on an hourly or other time increment basis. Day rate consideration is allocated to the distinct hourly or other time increment to which it relates within the contract term and is generally recognized consistent with the contractual rate invoiced for the services provided during the respective period. Invoices are typically issued to our customers on a monthly basis and payment terms on customer invoices are typically 30 days.

Certain of our contracts contain performance incentives whereby we may earn a bonus based on pre-established performance criteria. Such incentives are generally based on our performance over individual monthly time periods or individual wells. Consideration related to performance bonus is generally recognized in the specific time period to which the performance criteria was attributed.

We may receive termination fees if certain drilling contracts are terminated by the customer prior to the end of the contractual term. Such compensation is recognized as revenue when our performance obligation is satisfied, the termination fee can be reasonably measured and collection is probable.

Contract Termination - VALARIS DS-11

In 2021, a contract was awarded to VALARIS DS-11 for a project in the U.S. Gulf of Mexico that was expected to commence in mid-2024. In June 2022, the customer terminated the contract. As a result of the contract termination, we received an early termination fee of $51.0 million which is included in revenues on our Consolidated Statements of Operations for the year ended December 31, 2022 (Successor).

Mobilization / Demobilization Revenue

In connection with certain contracts, we receive lump-sum fees or similar compensation for the mobilization of equipment and personnel prior to the commencement of drilling services or the demobilization of equipment and personnel upon contract completion. Fees received for the mobilization or demobilization of equipment and personnel are included in Operating revenues. The costs incurred in connection with the mobilization and demobilization of equipment and personnel are included in Contract drilling expense.

Mobilization fees received prior to commencement of drilling operations are recorded as a contract liability and amortized on a straight-line basis over the contract term. Demobilization fees expected to be received upon contract completion are estimated at contract inception and recognized on a straight-line basis over the contract term. In some cases, demobilization fees may be contingent upon the occurrence or non-occurrence of a future event. In such cases, this may result in cumulative-effect adjustments to demobilization revenues upon changes in our estimates of future events during the contract term.

Capital Upgrade / Contract Preparation Revenue

In connection with certain contracts, we receive lump-sum fees or similar compensation generally for requested capital upgrades to our drilling rigs or for other contract preparation work. Fees received for requested capital upgrades and other contract preparation work are recorded as a contract liability and amortized on a straight-line basis over the contract term to Operating revenues.

Revenues Related to Reimbursable Expenses

We generally receive reimbursements from our customers for purchases of supplies, equipment, personnel services and other services provided at their request. Such reimbursable revenue is variable and subject to uncertainty, as the amounts received and timing thereof are highly dependent on factors outside of our influence. Accordingly, reimbursable revenue is recognized during the period in which the corresponding goods and services are consumed once the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of a customer. We are generally considered a principal in such transactions and record the associated revenue at the gross amount billed to the customer within Operating revenues.

Contract Assets and Liabilities

Contract assets represent amounts recognized as revenue but for which the right to invoice the customer is dependent upon our future performance. Once the previously recognized revenue is invoiced, the corresponding contract asset, or a portion thereof, is transferred to accounts receivable.

Contract liabilities generally represent fees received for mobilization, capital upgrades or in the case of our 50/50 unconsolidated joint venture with Saudi Aramco, represent the difference between the amounts billed under the bareboat charter arrangements and lease revenues earned. See "Note 5 – Equity Method Investment in ARO" for additional details regarding our balances with ARO.

Contract assets and liabilities are presented net on our Consolidated Balance Sheets on a contract-by-contract basis. Current contract assets and liabilities are included in Other current assets and Accrued liabilities and other, respectively, and noncurrent contract assets and liabilities are included in Other assets and Other liabilities, respectively, on our Consolidated Balance Sheets.

The following table summarizes our contract assets and contract liabilities (in millions):

	December 31, 2023	December 31, 2022
Current contract assets	$ 1.5	$ 4.6
Noncurrent contract assets	$ 4.5	$ 0.7
Current contract liabilities (deferred revenue)	$ 116.2	$ 78.0
Noncurrent contract liabilities (deferred revenue)	$ 37.6	$ 41.0

Changes in contract assets and liabilities during the period are as follows (in millions):

	Contract Assets		Contract Liabilities
Balance as of December 31, 2021	$	0.3	$ 56.6
Revenue recognized in advance of right to bill customer		9.2	—
Increase due to revenue deferred during the period		—	156.7
Decrease due to amortization of deferred revenue that was included in the beginning contract liability balance		—	(41.1)
Decrease due to amortization of deferred revenue that was added during the period		—	(47.1)
Decrease due to transfer to receivables and payables during the period		(4.2)	(6.1)
Balance as of December 31, 2022		5.3	119.0
Revenue recognized in advance of right to bill customer		8.4	—
Increase due to revenue deferred during the period		—	162.9
Decrease due to amortization of deferred revenue that was included in the beginning contract liability balance		—	(73.1)
Decrease due to amortization of deferred revenue that was added during the period		—	(46.5)
Decrease due to transfer to receivables and payables during the period		(7.7)	(8.5)
Balance as of December 31, 2023	$	6.0	$ 153.8

Deferred Contract Costs

Costs incurred for upfront rig mobilizations and certain contract preparations are attributable to our future performance obligation under each respective drilling contract. These costs are deferred and amortized on a straight-line basis over the contract term. Demobilization costs are recognized as incurred upon contract completion. Costs associated with the mobilization of equipment and personnel to more promising market areas without contracts are expensed as incurred. Deferred contract costs are included in Other current assets and Other assets on our Consolidated Balance Sheets and totaled $85.1 million and $57.3 million as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor), amortization of such costs totaled $92.9 million, $61.7 million and $22.0 million, respectively. During the four months ended April 30, 2021 (Predecessor), amortization of such costs totaled $7.6 million.

Deferred Certification Costs

We must obtain certifications from various regulatory bodies in order to operate our drilling rigs and must maintain such certifications through periodic inspections and surveys. The costs incurred in connection with maintaining such certifications, including inspections, tests, surveys and drydock, as well as remedial structural work and other compliance costs, are deferred and amortized on a straight-line basis over the corresponding certification periods. Deferred regulatory certification and compliance costs are included in Other current assets and Other assets on our Consolidated Balance Sheets and totaled $14.5 million and $16.2 million as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor), amortization of such costs totaled $12.7 million, $4.7 million and $0.7 million, respectively. During the four months ended April 30, 2021 (Predecessor), amortization of these costs totaled $3.1 million.

Future Amortization of Contract Liabilities and Deferred Costs

Our contract liabilities and deferred costs are amortized on a straight-line basis over the contract term or corresponding certification period to Operating revenues and Contract drilling expense, respectively, with the exception of the contract liabilities related to our bareboat charter arrangements with ARO which would not be contractually payable until the end of the lease term or termination, if sooner. See "Note 5 - Equity Method Investment in ARO" for additional information on ARO and related arrangements. The table below reflects the expected future amortization of our contract liabilities and deferred costs recorded as of December 31, 2023. In the case of our contract liabilities related to our bareboat charter arrangements with ARO, the contract liability is not amortized and as such, the amount is reflected in the table below at the end of the current lease term.

		(In millions)			
	2024	2025	2026	2027 & Thereafter	Total
Amortization of contract liabilities	$ 116.2	$ 24.7	$ 12.1	$ 0.8	$ 153.8
Amortization of deferred costs	$ 75.3	$ 15.9	$ 8.1	$ 0.3	$ 99.6

5. EQUITY METHOD INVESTMENT IN ARO

Background

ARO is a 50/50 unconsolidated joint venture between the Company and Saudi Aramco that owns and operates offshore drilling rigs in Saudi Arabia. As of December 31, 2023, ARO owned eight jackup rigs, had ordered one newbuild jackup rigs and leased eight rigs from us through bareboat charter arrangements (the "Lease Agreements") whereby substantially all operating costs are incurred by ARO. At December 31, 2023, the leased rigs were operating under three-year drilling contracts, or related extensions, with Saudi Aramco. The eight rigs owned by ARO are currently operating under contracts with Saudi Aramco, each with a minimum aggregate contract term of 15 years, provided that the rigs meet the technical and operational requirements of Saudi Aramco.

The shareholder agreement governing the joint venture (the "Shareholder Agreement") specifies that ARO shall purchase 20 newbuild jackup rigs over an approximate 10-year period. The first two newbuild jackups were ordered in January 2020, the first of which, Kingdom 1, was delivered and commenced operations in the fourth quarter of 2023, and the second is expected to be delivered in the first half of 2024. ARO is expected to commit to orders for two additional newbuild jackups in the near term. In connection with these plans, we have a potential obligation to fund ARO for newbuild jackup rigs. See "Note 13 Commitments and Contingencies" for additional information.

The joint venture partners agreed in the Shareholder Agreement that Saudi Aramco, as a customer, will provide drilling contracts to ARO in connection with the acquisition of the newbuild rigs. The initial contracts provided by Saudi Aramco for each of the newbuild rigs will be for an eight-year term. The day rate for the initial contracts for each newbuild rig is determined using a pricing mechanism that targets a six-year payback period for construction costs on an EBITDA basis. The initial eight-year contracts will be followed by a minimum of another eight years of term, re-priced in three-year intervals based on a market pricing mechanism.

Summarized Financial Information

The operating revenues of ARO presented below reflect revenues earned under drilling contracts with Saudi Aramco for the ARO-owned jackup rigs as well as the rigs leased from us. Contract drilling expense is inclusive of the bareboat charter fees for the rigs leased from us. See additional discussion below regarding these related-party transactions.

Summarized financial information for ARO is as follows (in millions):

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenues	$ 496.6	$ 459.5	$ 470.6
Operating expenses			
Contract drilling (exclusive of depreciation)	365.9	341.8	362.3
Depreciation	65.9	63.4	65.2
General and administrative	22.2	18.7	17.8
Operating income	42.6	35.6	25.3
Other expense, net	31.8	11.1	13.4
Provision for income taxes	8.3	3.8	7.9
Net income	$ 2.5	$ 20.7	$ 4.0

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 92.9	$ 176.2
Other current assets	184.0	140.6
Non-current assets	1,081.0	818.1
Total assets	$ 1,357.9	$ 1,134.9
Current liabilities	$ 136.0	$ 86.3
Non-current liabilities	1,056.8	884.6
Total liabilities	$ 1,192.8	$ 970.9

Equity in Earnings of ARO

We account for our interest in ARO using the equity method of accounting and only recognize our portion of ARO's net income, adjusted for basis differences as discussed below, which is included in Equity in earnings of ARO in our Consolidated Statements of Operations. ARO is a variable interest entity; however, we are not the primary beneficiary and therefore do not consolidate ARO. Judgments regarding our level of influence over ARO included considering key factors such as each partner's ownership interest, representation on the board of managers of ARO and ability to direct activities that most significantly impact ARO's economic performance, including the ability to influence policy-making decisions. Our investment in ARO would be assessed for impairment if there are changes in facts and circumstances that indicate a loss in value may have occurred. If a loss were deemed to have occurred and this loss was determined to be other than temporary, the carrying value of our investment would be written down to fair value and an impairment recorded.

We have an equity method investment in ARO that was recorded at its estimated fair value at both the Effective Date and also on the date of our 2019 transaction where we acquired the subsidiary that held the joint venture interest. We computed the difference between the fair value of ARO's net assets and the carrying value of those net assets in ARO's U.S. GAAP financial statements ("basis differences") on each of these dates. These basis differences primarily related to ARO's long-lived assets and the recognition of intangible assets associated with certain of ARO's drilling contracts that were determined to have favorable terms relative to market terms as of the measurement dates.

Basis differences are amortized over the remaining life of the assets or liabilities to which they relate and are recognized as an adjustment to the Equity in earnings of ARO in our Consolidated Statements of Operations. The amortization of those basis differences is combined with our 50% interest in ARO's net income. A reconciliation of those components is presented below (in millions):

| | Successor | | | Predecessor |
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
50% interest in ARO net income (loss)	$ 1.3	$ 10.4	$ (4.0)	$ 6.0
Amortization of basis differences	12.0	14.1	10.1	(2.9)
Equity in earnings of ARO	$ 13.3	$ 24.5	$ 6.1	$ 3.1

Related-Party Transactions

During the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor) and four months ended April 30, 2021 (Predecessor), revenues recognized by us related to the Lease Agreements were $69.2 million, $56.7 million, $35.4 million and $21.7 million, respectively.

Our balances related to the Lease Agreements were as follows (in millions):

	December 31, 2023	December 31, 2022
Amounts receivable [1]	$ 10.2	$ 12.0
Contract liabilities[2]	$ 15.9	$ 16.7
Accounts payable[2]	$ 57.7	$ 43.2

[1] Amounts receivable from ARO is included in Accounts receivable, net in our Condensed Consolidated Balance Sheets.

[2] The per day bareboat charter amount in the Lease Agreements is subject to adjustment based on actual performance of the respective rig and therefore, the corresponding contract liabilities are subject to adjustment during the lease term. Upon completion of the lease term, such amounts become a payable to or a receivable from ARO.

During 2017 and 2018, the Company contributed assets to ARO in exchange for the 10-year Notes Receivable from ARO, and as amended in December 2023, bear interest based on a one-year term SOFR, set as of the end of the year prior to the year applicable, plus 2.10%. The Notes Receivable from ARO were adjusted to the estimated fair value as of the Effective Date and the resulting discount to the principal amount is being amortized using the effective interest method to interest income over the remaining terms of the notes.

The principal amount and discount of the Notes Receivable from ARO were as follows (in millions):

	December 31, 2023	December 31, 2022
Principal amount	$ 402.7	$ 402.7
Discount	(120.4)	(148.7)
Carrying value	$ 282.3	$ 254.0

We collected our 2023 and 2022 interest on the Notes Receivable from ARO from ARO in cash prior to December 31, 2023 and 2022, respectively, and as such, there was no interest receivable for the Notes Receivable from ARO as of December 31, 2023 and 2022.

Interest income earned on the Notes Receivable from ARO was as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Interest income	$ 30.5	$ 11.3	$ 7.0	$ 3.5
Non-cash amortization [1]	28.3	44.9	20.8	—
Total interest income on the Notes Receivable from ARO	$ 58.8	$ 56.2	$ 27.8	$ 3.5

[1] Represents the amortization of the discount on the Notes Receivable from ARO using the effective interest method to interest income over the term of the notes. In 2022, we recognized non-cash interest income of $14.8 million attributable to a $40.0 million early principal repayment of the Notes Receivable from ARO received in September 2022.

Maximum Exposure to Loss

The following table summarizes the total assets and liabilities as reflected in our Consolidated Balance Sheets as well as our maximum exposure to loss related to ARO (in millions). Our maximum exposure to loss is limited to (1) our equity investment in ARO; (2) the carrying amount of our Notes Receivable from ARO; and (3) other receivables and contract assets from ARO, partially offset by contract liabilities as well as payables to ARO.

	December 31, 2023	December 31, 2022
Total assets	$ 417.1	$ 377.8
Less: total liabilities	73.6	59.9
Maximum exposure to loss	$ 343.5	$ 317.9

6. FAIR VALUE MEASUREMENTS

The carrying values and estimated fair values of certain of our financial instruments were as follows (in millions):

	December 31, 2023		December 31, 2022	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Second Lien Notes [1]	$ 1,079.3	$ 1,126.1	$ —	$ —
First Lien Notes [1]	—	—	542.4	545.9
Long-term debt	$ 1,079.3	$ 1,126.1	$ 542.4	$ 545.9
Long-term notes receivable from ARO [2]	$ 282.3	$ 423.5	$ 254.0	$ 336.7

[1] The estimated fair value of the 8.375% Senior Secured Second Lien Notes due 2030 (the "Second Lien Notes") and Senior Secured First Lien Notes due 2028 (the "First Lien Notes"), which were discharged in full on April 3, 2023, were determined using quoted market prices, which are level 1 inputs.

[2] The estimated fair value of our Notes Receivable from ARO was estimated using an income approach to value the forecasted cash flows attributed to the Notes Receivable from ARO using a discount rate based on a comparable yield with a country-specific risk premium, which are considered to be level 2 inputs.

The estimated fair values of our cash and cash equivalents, restricted cash, accounts receivable and trade payables approximated their carrying values as of December 31, 2023 and 2022.

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in millions):

	December 31, 2023	December 31, 2022
Drilling rigs and equipment	$ 1,312.5	$ 1,036.5
Work-in-progress [1]	537.0	59.8
Other	39.5	38.2
	$ 1,889.0	$ 1,134.5

[1] Work-in-progress as of December 31, 2023 includes the Newbuild Drillships, which were purchased for approximately $337.0 million, and a $13.1 million asset representing the fair value of the corresponding purchase option and embedded put option which was reclassified from Other assets upon purchase of the rigs. In December 2023, when the Company exercised its options to purchase the Newbuild Drillships, the corresponding put options expired and the Shipyard retained the Common shares issued to them in the plan of reorganization. See "Note 3 - Fresh Start Accounting" for additional information about these options.

Assets held-for-use

On a quarterly basis, we evaluate the carrying value of our property and equipment to identify events or changes in circumstances ("triggering events") that indicate the carrying value may not be recoverable. For rigs whose carrying values are determined not to be recoverable, we record an impairment for the difference between their fair values and carrying values.

Successor

In June 2022, the drilling contract previously awarded to VALARIS DS-11 was terminated. As of the date of termination, we had incurred costs to upgrade the rig pursuant to the requirements of the contract. Costs incurred related to these capital upgrades were included in work-in-progress and upon termination were determined to be impaired. We recorded a pre-tax, non-cash loss on impairment in the second quarter of 2022 of $34.5 million. See "Note 4 - Revenue from Contracts with Customers" for additional information regarding the termination.

Predecessor

During the first quarter of 2021, as a result of challenging market conditions for certain of our floaters, we revised our near-term operating assumptions which resulted in a triggering event for purposes of evaluating impairment. We determined that the estimated undiscounted cash flows were not sufficient to recover the carrying values for certain rigs and concluded they were impaired as of March 31, 2021.

Based on the asset impairment analysis performed as of March 31, 2021, we recorded a pre-tax, non-cash loss on impairment in the first quarter of 2021 for certain floaters totaling $756.5 million, inclusive of $5.6 million of gains reclassified from accumulated other comprehensive income into loss on impairment associated with related cash flow hedges. We measured the fair value of these assets to be $26.0 million at the time of impairment by applying either an income approach, using projected discounted cash flows, or estimated sales price. These valuations were based on unobservable inputs that require significant judgments for which there is limited information, including, in the case of an income approach, assumptions regarding future day rates, utilization, operating costs and capital requirements. In instances where we applied an income approach, forecasted day rates and utilization took into account then current market conditions and our anticipated business outlook.

Assets sold

While taking into account certain restrictions on the sales of assets under our Indenture dated as of April 19, 2023 (the "Indenture"), as part of our strategy, we may act opportunistically from time to time to monetize assets to enhance stakeholder value and improve our liquidity profile, in addition to reducing holding costs by selling or disposing of lower-specification or non-core rigs. Gains recognized on sales of assets are included in Other, net on the Consolidated Statements of Operations.

Successor

During the year ended December 31, 2023 (Successor), we recognized a pre-tax gain of $27.3 million for the sale of VALARIS 54.

During the year ended December 31, 2022 (Successor), we recognized an aggregate pre-tax gain of $130.5 million for the sales of VALARIS 113, VALARIS 114, VALARIS 36 and VALARIS 67. Additionally, we recognized pre-tax gains of $3.2 million and $7.0 million related to additional proceeds received for our 2021 sale of VALARIS 100 and 2020 sale of VALARIS 68, respectively, resulting from post-sale conditions of those sale agreements.

During the eight months ended December 31, 2021, we sold VALARIS 22, VALARIS 37, VALARIS 100 and VALARIS 142, resulting in a pre-tax gain of $20.7 million.

Predecessor

In April 2021, we sold VALARIS 101 resulting in a pre-tax gain of $5.3 million. In March 2021, we sold our Australia office building resulting in an insignificant pre-tax gain.

8. DEBT

First Lien Notes

On the Effective Date, in accordance with the plan of reorganization and Backstop Commitment Agreement, dated August 18, 2020, the Company consummated the rights offering of the First Lien Notes and associated Common Shares in an aggregate principal amount of $550.0 million.

The First Lien Notes were scheduled to mature on April 30, 2028 and accrued interest, at our option, at a rate of: (1) 8.25% per annum, payable in cash; (2) 10.25% per annum, with 50% of such interest to be payable in cash and 50% of such interest to be paid in kind; or (3) 12% per annum, with the entirety of such interest to be paid in kind. Interest was due semi-annually in arrears on May 1 and November 1 of each year and was computed on the basis of a 360-day year of twelve 30-day months.

The Company incurred $5.2 million in issuance costs in 2021 associated with the First Lien Notes. In August 2022, the Company completed a consent solicitation pursuant to which the Company amended the indenture that governed the First Lien Notes to (1) implement a consolidated net income builder basket for restricted payments, increase the general basket for restricted payments from $100.0 million to $175.0 million and make other incremental changes to the Company's restricted payments capacity and (2) increase the general basket for investments from the greater of $100.0 million and 4.0% of total assets to the greater of $175.0 million and 6.5% of total assets. The Company incurred $3.9 million of costs in connection with the consent solicitation, comprised of a consent fee paid to consenting holders and professional fees. These costs along with the issuance costs incurred in 2021 were amortized into interest expense over the term of the First Lien Notes using the effective interest method.

On April 3, 2023, the Company issued a notice of conditional redemption to the holders of the First Lien Notes at a redemption price equal to 104.0% of the aggregate $550.0 million principal amount of the First Lien Notes plus accrued and unpaid interest to, but not including, the redemption date (the "Redemption Price"). On April 19, 2023, in connection with the issuance of our Second Lien Notes, as discussed below, the Company discharged its obligations under the indenture governing the First Lien Notes and deposited the Redemption Price with Wilmington Savings Fund Society, as trustee under such indenture. The First Lien Notes were redeemed on May 3, 2023 for an aggregate redemption price of $571.8 million (excluding accrued and unpaid interest) with a portion of the net proceeds from the issuance of the Initial Second Lien Notes, as discussed below. We accounted for the redemption as an extinguishment of debt and recognized a corresponding loss of $29.2 million, which is included in our Condensed Consolidated Statements of Operations for the year ended December 31, 2023.

Second Lien Notes

On April 19, 2023, the Company and Valaris Finance Company LLC ("Valaris Finance"), a wholly-owned subsidiary, issued and sold $700.0 million aggregate principal amount of Second Lien Notes (the "Initial Second Lien Notes") in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Initial Second Lien Notes were issued at par for net proceeds of $681.4 million, after deducting the initial purchasers' discount and offering expenses. A portion of the proceeds were used to fund the redemption of all of the outstanding First Lien Notes as discussed above.

On August 21, 2023, the Company and Valaris Finance issued $400.0 million aggregate principal amount of additional Second Lien Notes (the "Additional Notes") in a private placement conducted pursuant to Rule 144A and Regulation S under the Securities Act. The Additional Notes were issued at 100.75% of par, plus accrued interest from April 19, 2023. The net proceeds were approximately $396.9 million after deducting the initial purchasers' discount and estimated offering expenses, and excluding accrued interest received of $11.4 million.

The Initial Second Lien Notes and the Additional Notes (together, the "Second Lien Notes") were issued under the Indenture, and mature on April 30, 2030. The Second Lien Notes bear an interest rate of 8.375% per annum with an effective interest rate of 8.76%. Interest is payable semi-annually in arrears on April 30 and October 30 of each year, beginning on October 30, 2023. The Second Lien Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Guarantors and by each of the Company's future restricted subsidiaries (other than Valaris Finance) that guarantees any debt of the Issuers or any guarantor under certain future debt in an aggregate principal amount in excess of a certain amount. The Second Lien Notes and the related guarantees are secured on a second-priority basis by the Collateral (as defined below).

On or after April 30, 2026, the Issuers may, at their option, redeem all or any portion of the Second Lien Notes, at once or over time, at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The following prices are for Second Lien Notes redeemed during the 12-month period commencing on April 30 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2026	104.188%
2027	102.094%
2028 and thereafter	100.000%

At any time prior to April 30, 2026, the Issuers may, on any one or more occasions, redeem up to 40.0% of the aggregate principal amount of the Second Lien Notes issued under the Indenture (including any additional Second Lien Notes issued in the future) with an amount equal to or less than the net cash proceeds of certain equity offerings, at a redemption price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to but not including, the redemption date. In addition, at any time prior to April 30, 2026, the Issuers may redeem up to 10.0% of the aggregate principal amount of the Second Lien Notes during any twelve-month period at a redemption price equal to 103.0% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

At any time prior to April 30, 2026, the Issuers may redeem some or all of the Second Lien Notes at a price equal to 100.0% of the principal amount of the Second Lien Notes redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a "make-whole" premium.

Upon the occurrence of certain Change of Control Triggering Event (as defined in the Indenture), the Issuers may be required to make an offer to repurchase all of the Second Lien Notes then outstanding at a price equal to 101.0% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

The Indenture contains covenants that, among other things, restrict the Company's ability and the ability of certain of its subsidiaries to: (i) incur additional debt and issue certain preferred stock; (ii) incur or create liens; (iii) make certain distributions, investments and other restricted payments; (iv) sell or otherwise dispose of certain assets; (v) engage in certain transactions with affiliates; and (vi) merge, consolidate, amalgamate or sell, transfer, lease or otherwise dispose of all or substantially all of the Company's assets. These covenants are subject to important exceptions and qualifications. In addition, many of these covenants will be suspended with respect to the Second Lien Notes during any time that the Second Lien Notes have investment grade ratings from at least two rating agencies and no default with respect to the Second Lien Notes has occurred and is continuing. As of December 31, 2023, we were in compliance with our covenants under the Indenture.

Senior Secured Revolving Credit Facility

On April 3, 2023, the Company entered into a senior secured revolving credit agreement (the "Credit Agreement"). The Credit Agreement provides for commitments permitting borrowings of up to $375.0 million (which may be increased, subject to the satisfaction of certain conditions and the agreement of lenders to provide such additional commitments, by an additional $200.0 million pursuant to the terms of the Credit Agreement) and includes a $150.0 million sublimit for the issuance of letters of credit. Valaris Finance and certain other subsidiaries of the Company (together with Valaris Finance, the "Guarantors") guarantee the Company's obligations under the Credit Agreement, and the lenders have a first priority lien on the assets securing the Credit Agreement. The commitments under the Credit Agreement became available to be borrowed on April 19, 2023 (the "Availability Date").

The Credit Agreement and the related guarantees are secured on a first-priority basis, subject to permitted liens, by (a) first preferred ship mortgages over each vessel owned by us and the Guarantors as of the Availability Date, with certain exceptions (the "Collateral Vessels"); (b) first priority assignments of certain insurances and requisition compensation in respect of the Collateral Vessels; (c) first priority pledges of all equity interests in our subsidiaries that own Collateral Vessels and certain subsidiaries that hold equity interests in entities that own vessels (the "Collateral Rig Owners"); (d) first priority assignments of earnings of the Collateral Vessels from the Collateral Rig Owners; (e) any vessels and other assets of ours and the Guarantors that are pledged, at our option, to secure the Credit Agreement; and (f) all proceeds thereof (the "Collateral").

Amounts borrowed under the Credit Agreement are subject to an interest rate per annum equal to, at our option, either (a) a base rate determined as the greatest of (i) a prime rate, (ii) the federal funds rate plus 0.5% and (iii) Term SOFR (as defined in the Credit Agreement) for a one month interest period plus 1.1% (such base rate to be subject to a 1% floor) or (b) Term SOFR plus 0.10% (subject to a 0% floor), plus, in each case of clauses (a) and (b) above, an applicable margin ranging from 1.50% to 3.00% and 2.50% to 4.00%, respectively, based on the credit ratings that are one notch higher than the corporate family ratings provided by Standard & Poor's Financial Services LLC ("S&P") and Moody's Investors Service, Inc. ("Moody's") with respect to Valaris Limited.

In addition to paying interest on outstanding borrowings under the Credit Agreement, we are required to pay a quarterly commitment fee to the lenders under the Credit Agreement with respect to the average daily unutilized commitments thereunder at a rate ranging from 0.375% to 0.75% depending on the credit ratings that are one notch higher than the corporate family ratings provided by S&P and Moody's with respect to Valaris Limited. With respect to each letter of credit issued pursuant to the Credit Agreement, we are required to pay a letter of credit fee equal to the applicable margin in effect for Term SOFR loans and a fronting fee in an amount to be mutually agreed between us and the issuer of such letter of credit. We are also required to pay customary agency fees in respect of the Credit Agreement.

The Credit Agreement contains various covenants that limit, among other things, our and our restricted subsidiaries' ability to: incur indebtedness; grant liens; dispose of certain assets; make certain acquisitions and investments; redeem or prepay other debt or make other restricted payments such as distributions to shareholders; enter into transactions with affiliates; enter into sale-leaseback transactions; and enter into a merger, amalgamation, consolidation or sale of assets. Further, the Credit Agreement contains financial covenants that require us to maintain (i) a minimum book value of equity to total assets ratio, (ii) a minimum interest coverage ratio and (iii) a minimum amount of liquidity.

As of December 31, 2023, we were in compliance in all material respects with our covenants under the Credit Agreement. We had no amounts outstanding under the Credit Agreement as of December 31, 2023.

Interest Expense

Interest expense totaled $68.9 million for the year ended December 31, 2023 (Successor) which was net of capitalized interest of $5.6 million for capital projects. Interest expense totaled $45.3 million for the year ended December 31, 2022 (Successor) which was net of capitalized interest of $1.2 million for capital projects. Interest expense totaled $31.0 million and $2.4 million for the eight months ended December 31, 2021 (Successor) and the four months ended April 30, 2021 (Predecessor), respectively.

Amortization of debt premium and issuance costs was $5.0 million, $1.0 million and $0.5 million for the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor), respectively.

9. SHAREHOLDERS' EQUITY

Activity in our various shareholders' equity accounts for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor) were as follows (in millions):

	Shares Issued	Par Value	Additional Paid-in Capital	Warrants	Retained Earnings (Deficit)	AOCI	Treasury Shares	Non-controlling Interest
BALANCE, December 31, 2020 (Predecessor)	206.1	$ 82.6	$ 8,639.9	$ —	$ (4,183.8)	$ (87.9)	$ (76.2)	$ (4.3)
Net income (loss)	—	—	—	—	(4,467.0)	—	—	3.2
Shares issued under share-based compensation plans, net	—	—	(0.7)	—	—	—	0.7	—
Net changes in pension and other postretirement benefits	—	—	—	—	—	0.1	—	—
Share-based compensation cost	—	—	4.8	—	—	—	—	—
Net other comprehensive loss	—	—	—	—	—	(5.6)	—	—
Cancellation of Predecessor equity	(206.1)	(82.6)	(8,644.0)	—	8,650.8	93.4	75.5	—
Issuance of Successor Common Shares and Warrants	75.0	0.8	1,078.7	16.4	—	—	—	—
BALANCE, April 30, 2021 (Predecessor)	75.0	$ 0.8	$ 1,078.7	$ 16.4	$ —	$ —	$ —	$ (1.1)
BALANCE, May 1, 2021 (Successor)	75.0	$ 0.8	$ 1,078.7	$ 16.4	$ —	$ —	$ —	$ (1.1)
Adjustment to unrecognized tax benefits	—	—	—	—	11.0	—	—	—
Net income (loss)	—	—	—	—	(27.4)	—	—	3.8
Net changes in pension and other postretirement benefits	—	—	—	—	—	(9.1)	—	—
Share-based compensation cost	—	—	4.3	—	—	—	—	—
BALANCE, December 31, 2021 (Successor)	75.0	$ 0.8	$ 1,083.0	$ 16.4	$ (16.4)	$ (9.1)	$ —	$ 2.7
Net income	—	—	—	—	176.5	—	—	5.3
Share-based compensation cost	—	—	17.4		—	—	—	—
Shares issued under share-based compensation plans, net	0.2	—	—	—	—	—	—	—
Net changes in pension and other postretirement benefits	—	—	—	—	—	23.8	—	—
Shares withheld for taxes on vesting of share-based awards	—	—	(2.5)	—	—	—	—	—
BALANCE, December 31, 2022 (Successor)	75.2	$ 0.8	$ 1,097.9	$ 16.4	$ 160.1	$ 14.7	$ —	$ 8.0
Net income	—	—	—	—	865.4	—	—	1.4
Share-based compensation cost	—	—	27.3	—	—	—	—	—

Shares issued under share-based compensation plans, net	0.2		—		—		—		—		—		—		—
Repurchase of Common Shares	—		—		—		—		—		—		(200.1)		—
Net changes in pension and other postretirement benefits	—		—		—		—		—		10.8		—		—
Shares withheld for taxes on vesting of share-based awards	—		—		(5.4)		—		—		—		—		—
Net other comprehensive loss	—		—		—		—		—		(0.3)		—		—
BALANCE, December 31, 2023 (Successor)	75.4	$	0.8	$	1,119.8	$	16.4	$	1,025.5	$	25.2	$	(200.1)	$	9.4

Valaris Limited Share Capital

As of the Effective Date, the authorized share capital of Valaris Limited is $8.5 million divided into 700.0 million Common Shares of a par value of $0.01 each and 150.0 million preference shares of a par value of $0.01.

Issuance of Common Shares

On the Effective Date, pursuant to the plan of reorganization, we issued 75.0 million Common Shares.

Cancellation of Predecessor Equity and Issuance of Warrants

On the Effective Date and pursuant to the plan of reorganization, the Legacy Valaris Class A ordinary shares were cancelled and the Company issued 5.6 million Warrants to the former holders of the Company's equity interests outstanding prior to the Effective Date. The Warrants are exercisable for one Common Share per Warrant at an initial exercise price of $131.88 per Warrant, in each case as may be adjusted from time to time pursuant to the applicable warrant agreement. The Warrants are exercisable for a period of seven years and will expire on April 29, 2028. The exercise of these Warrants into Common Shares would have a dilutive effect to the holdings of Valaris Limited's existing shareholders.

Management Incentive Plan

In accordance with the plan of reorganization, Valaris Limited adopted the MIP as of the Effective Date and authorized and reserved 9.0 million Common Shares for issuance pursuant to equity incentive awards to be granted under the MIP. See "Note 10 - Share Based Compensation" for information on equity awards granted under the MIP subsequent to the Effective Date.

Share Repurchase Program

In 2022, our board of directors authorized a share repurchase program under which we may purchase up to $100.0 million of our outstanding Common Shares. In April 2023, the board of directors authorized an increase of this amount to $300.0 million and in February 2024, they authorized a further increase to $600.0 million. The share repurchase program does not have a fixed expiration, may be modified, suspended or discontinued at any time and is subject to compliance with applicable covenants and restrictions under our financing agreements. During the year ended December 31, 2023, we repurchased 3.0 million shares at an aggregate cost of $200.0 million, exclusive of fees, at an average price of $66.77. There were no share repurchases during the year ended December 31, 2022.

10. SHARE BASED COMPENSATION

On the Effective Date and pursuant to the plan of reorganization, all of the Predecessor's ordinary shares were cancelled. In accordance with the plan of reorganization, all agreements, instruments and other documents evidencing, relating or otherwise connected with any of Legacy Valaris' equity interests outstanding prior to the Effective Date, including all equity-based awards, were cancelled. Therefore, any Predecessor remaining long-term incentive plans were cancelled. See "Note 2 - Chapter 11 Proceedings" for additional information.

Valaris Limited adopted the MIP as of the Effective Date and authorized and reserved 9.0 million Common Shares for issuance pursuant to equity incentive awards to be granted under the MIP, which may be in the form of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalents and cash awards or any combination thereof. As of December 31, 2023, there were 6.8 million shares available for issuance under the MIP.

Successor Awards

Time-Based Share Awards

Under the Company's MIP, time-based restricted stock unit awards have been granted to certain employees and senior officers which generally vest ratably over a three-year period from the date of grant. The grant-date fair value per share for these time-based restricted stock awards is equal to the closing price of the Company's stock on the grant date. For senior officers, delivery of the shares underlying certain vested restricted stock unit awards is deferred until the third anniversary of the date of grant.

Non-employee directors received a one-time grant of time-based restricted awards upon our emergence from the Chapter 11 Cases which vest ratably over a three-year period from the date of grant. Additionally, non-employee directors receive an annual grant of time-based restricted awards which vest in full on the earlier of the first anniversary of the grant date or the next annual meeting of shareholders following the grant. Non-employee directors are permitted to elect to receive deferred share awards which can be settled and delivered on the six-month anniversary following the termination of the director's service or a specific pre-determined date.

Our time-based share awards do not have voting or participating rights as the dividend equivalent provided for in the award agreement is forfeitable (except in certain limited circumstances) and further our debt agreements limit our ability to pay dividends and none have been declared. Compensation expense for share awards is measured at fair value on the date of grant and recognized on a straight-line basis over the requisite service period (usually the vesting period). Our compensation cost is reduced for forfeited awards in the period in which the forfeitures occur.

The following table summarizes Successor time-based share award compensation expense recognized (in millions):

	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021
Contract drilling	$ 6.8	$ 3.9	$ 1.6
General and administrative	9.0	6.8	2.0
	15.8	10.7	3.6
Tax benefit	(1.6)	(0.9)	(0.2)
Total	$ 14.2	$ 9.8	$ 3.4

As of December 31, 2023, there was $23.2 million of total estimated unrecognized compensation cost related to time-based share awards, which has a weighted-average remaining vesting period of 1.3 years.

The following tables summarizes the value of Successor time-based share awards granted and vested:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021
Weighted-average grant date fair value of share awards granted (per share)	$ 63.22	$ 45.39	$ 26.07
Total fair value of share awards vested during the period (in millions) [1]	$ 25.2	$ 12.8	$ —

[1] No share awards vested during the eight months ended December 31, 2021 (Successor).

The following table summarizes time-based share awards activity for the year ended December 31, 2023 (Successor) (shares in thousands):

	Share Awards	
	Awards	Weighted-Average Grant Date Fair Value
Share awards as of December 31, 2022	861	$ 33.54
Granted	295	$ 63.22
Vested[1]	(366)	$ 32.89
Forfeited	(32)	$ 36.68
Share awards as of December 31, 2023	758	$ 45.29

[1] The vested share awards include 65,882 awards with a weighted average grant date fair value of $35.40 per share, for which delivery of the shares is deferred until the third anniversary of the date of grant. As of December 31, 2023, these awards had a weighted average remaining contractual life of 0.6 years and a total fair value of $4.5 million.

Performance Awards

Under the Company's MIP, performance awards may be issued to our senior officers. Performance awards generally vest at the end of a three-year measurement period based on attainment of performance goals.

The performance awards granted in 2021 and 2022 are based on three performance goals and subject to achievement of those performance goals based on (a) designated share price hurdles whereby our closing stock price must equal or exceed certain market price targets for ninety consecutive trading days (the "Share Price Objective"); (b) relative return on capital employed ("ROCE") as compared to a specified peer group, all as defined in the award agreements (the "ROCE Objective"), and (c) specified strategic goals as established by the Compensation Committee of the board of directors (the "Strategic Goal Objective" and together with the ROCE Objective, the "Performance-Based Objectives"). These awards are payable in equity following a three-year performance period and subject to attainment of such objectives ranging from 0% to 150% of target performance under such objectives.

The performance awards granted in 2023 include awards which are subject to the achievement of goals based on our absolute total shareholder return and our total shareholder return relative to a specified peer group (the "TSR Objectives" and together with the Share Price Objective, the "Market-Based Objectives"). These awards are payable in equity at a range from 0% to 200% of target performance following a three-year performance period. Also, in 2023, incremental awards based on the Strategic Goal Objective were granted.

The estimated probable outcome of attainment of the specified performance goals is based primarily on relative performance over the requisite performance period. Any subsequent changes in this estimate as it relates to the Performance-Based Objectives are recognized as a cumulative adjustment to compensation cost in the period in which the change in estimate occurs. Compensation cost for the Market-Based Objectives is recognized as long as the requisite service period is completed and will not be reversed even if the Market-Based Objectives are never satisfied. Compensation expense for performance awards is recognized over the requisite service period using the accelerated method and is reduced for forfeited awards in the period in which the forfeitures occur.

The fair value of the performance awards granted during the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor) are measured on the date of grant. The grant-date fair value per unit for the portion of the performance awards related to Performance-Based Objectives was equal to the closing price of the Company's stock on the grant date. The portion of these awards that were based on the Company's achievement of Market-based Objectives were valued at the date of grant using a Monte Carlo simulation with the following weighted average assumptions for the grants made over the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor):

	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021
Expected price volatility	60 %	61 %	61 %
Expected dividend yield	—	—	—
Risk-free interest rate	4.32 %	3.49 %	0.73 %

The expected price volatility assumption is estimated using market data for certain peer companies during periods in which our own trading history is limited. As our trading history increases, it will bear greater weight in determining our expected price volatility assumption.

The weighted average grant-date fair value of performance awards granted during the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor) was $62.09, $38.08 and $15.93, respectively.

The following table summarizes the performance award activity for the year ended December 31, 2023 (Successor) (shares in thousands):

	Awards[2]		Weighted Average Grant Date Fair Value Price[2]
Balance as of December 31, 2022	767	$	21.77
Granted - Market-Based Objectives[1]	98	$	59.28
Granted - Performance-Based Objectives[1]	29	$	71.63
Total Granted	127	$	62.09
Balance as of December 31, 2023	894	$	27.49

[1] The number of awards granted reflects the shares that would be granted if the target level of performance were to be achieved. The number of shares actually issued after considering forfeitures may range from zero to 239,000.

[2] There were no forfeited or vested shares for the year ended December 31, 2023 (Successor).

During the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor), we recognized of $11.7 million, $6.7 million and $0.7 million of compensation expense for performance awards, respectively, which was included in General and administrative expense in our Consolidated Statements of Operations.

As of December 31, 2023, there was $10.1 million of total estimated unrecognized compensation cost related to performance awards, which has a weighted-average remaining vesting period of 1.2 years.

Predecessor Awards

Time-Based Share Awards and Cash-Settled Awards

The Predecessor granted share awards and share units (collectively "share awards") and share units to be settled in cash ("cash-settled awards"), which generally vested at a rate of 33% per year. Additionally, non-employee directors were permitted to elect to receive deferred share awards. Deferred share awards vested at the earlier of the first anniversary of the grant date or the next annual meeting of shareholders following the grant but were not to be settled until the director terminated service from the board of directors. Deferred share awards were to be settled in cash, shares or a combination thereof at the discretion of the compensation committee.

The Predecessor's non-vested share awards had voting and dividend rights effective on the date of grant, and the non-vested share units had dividend rights effective on the date of grant. Compensation expense for share awards was measured at fair value on the date of grant and recognized on a straight-line basis over the requisite service period (usually the vesting period). Compensation expense for cash-settled awards was remeasured each quarter with a cumulative adjustment to compensation cost during the period based on changes in the Legacy Valaris share price. Compensation cost was also reduced for forfeited awards in the period in which the forfeitures occurred.

During the four months ended April 30, 2021 (Predecessor) we recognized $4.8 million of compensation expense for these awards, of which $2.4 million was included in Contract drilling expense and $2.4 million was included in General and administrative expense in our Consolidated Statements of Operations. As discussed above, in accordance with the plan of reorganization, the unvested awards of employees, senior executive officers and non-employee directors remaining on the Effective Date were cancelled for no consideration.

Share Appreciation Rights

Share Appreciation Rights ("SARs") granted to employees under our Predecessor incentive plans were accounted for as equity awards. As of April 30, 2021, there were 319,641 SARs outstanding, all of which were fully vested. In accordance with the plan of reorganization, these remaining outstanding SARs were cancelled.

Share Option Awards

As of April 30, 2021, there were fully vested options outstanding to purchase 313,377 shares under our Predecessor incentive plans. In accordance with the plan of reorganization, these outstanding options were cancelled.

11. PENSION AND OTHER POST-RETIREMENT BENEFITS

We have defined-benefit pension plans and post-retirement health and life insurance plans that provide benefits upon retirement for certain full-time employees. The defined-benefit pension plans include: (1) a pension plan which was amended in 2018 to freeze any future benefit accrual whereby eligible employees no longer receive pay credits in the plan and newly hired employees are not eligible to participate; and (2) supplemental executive retirement plans, which are also frozen, that provided eligible employees an opportunity to defer a portion of their compensation for use after retirement. Additionally, we have frozen retiree life and medical supplemental plans which provide post-retirement health and life insurance benefits.

The following table presents the changes in benefit obligations and plan assets for the years ended December 31, 2023 and 2022 and the funded status and weighted-average assumptions used to determine the benefit obligation at the measurement date (dollars in millions):

| | Year Ended December 31, | | | | | |
| | 2023 | | | 2022 | | |
	Pension Benefits	Other Benefits	Total	Pension Benefits	Other Benefits	Total
Projected benefit obligation:						
BALANCE at the beginning of the period	$ 611.5	$ 11.6	$ 623.1	$ 827.9	$ 15.6	$ 843.5
Interest cost	30.6	0.6	31.2	22.0	0.4	22.4
Actuarial loss (gain)	6.1	(0.4)	5.7	(191.0)	(3.8)	(194.8)
Plan settlements	—	—	—	(1.4)	—	(1.4)
Benefits paid	(41.7)	(0.8)	(42.5)	(46.0)	(0.6)	(46.6)
BALANCE at the end of the period	$ 606.5	$ 11.0	$ 617.5	$ 611.5	$ 11.6	$ 623.1
Plan assets						
Fair value, at the beginning of the period	$ 458.5	$ —	$ 458.5	$ 634.6	$ —	$ 634.6
Actual return	48.5	—	48.5	(132.2)	—	(132.2)
Employer contributions	5.9	—	5.9	3.5	—	3.5
Plan settlements	—	—	—	(1.4)	—	(1.4)
Benefits paid	(41.7)	—	(41.7)	(46.0)	—	(46.0)
Fair value, at the end of the period	$ 471.2	$ —	$ 471.2	$ 458.5	$ —	$ 458.5
Net benefit liabilities	$ 135.3	$ 11.0	$ 146.3	$ 153.0	$ 11.6	$ 164.6
Amounts recognized in Consolidated Balance Sheet:						
Accrued liabilities	$ (3.6)	$ (1.1)	$ (4.7)	$ (3.7)	$ (1.1)	$ (4.8)
Other liabilities (long-term)	(131.7)	(9.9)	(141.6)	(149.3)	(10.5)	(159.8)
Net benefit liabilities	$ (135.3)	$ (11.0)	$ (146.3)	$ (153.0)	$ (11.6)	$ (164.6)
Accumulated contributions less than net periodic benefit cost	$ (152.9)	$ (18.9)	$ (171.8)	$ (159.8)	$ (19.5)	$ (179.3)
Amounts not yet reflected in net periodic benefit cost:						
Actuarial loss	17.8	7.9	25.7	7.0	7.9	14.9
Prior service cost	(0.2)	—	(0.2)	(0.2)	—	(0.2)
Total accumulated other comprehensive income	$ 17.6	$ 7.9	$ 25.5	$ 6.8	$ 7.9	$ 14.7
Net benefit liabilities	$ (135.3)	$ (11.0)	$ (146.3)	$ (153.0)	$ (11.6)	$ (164.6)
Weighted-average assumptions:						
Discount rate	4.97 %	5.00 %		5.21 %	5.30 %	
Cash balance interest credit rate	3.26 %	N/A		3.23 %	N/A	

The projected benefit obligations for pension benefits in the preceding table reflect the actuarial present value of benefits accrued based on services rendered to date assuming the actual or assumed expected date of separation for retirement.

The accumulated benefit obligation, which is presented below for all plans in the aggregate at December 31, 2023 and 2022, is based on services rendered to date, but exclude the effect of future salary increases (in millions):

	2023	2022
Accumulated benefit obligation	$ 617.5	$ 623.1

The components of net periodic pension, retiree medical income and the weighted-average assumptions used to determine net periodic pension and retiree medical income were as follows (dollars in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	**Year Ended December 31, 2022**	**Eight Months Ended December 31, 2021**	**Four Months Ended April 30, 2021**
Interest cost	$ 31.2	$ 22.4	$ 15.6	$ 6.6
Expected return on plan assets	(31.4)	(38.3)	(24.7)	(12.1)
Amortization of net (gain) loss	(0.7)	(0.1)	—	0.1
Settlement (gain) loss recognized [1]	—	(0.4)	0.4	—
Net periodic pension and retiree medical income [2]	$ (0.9)	$ (16.4)	$ (8.7)	$ (5.4)
Discount rate	5.21 %	2.73 %	2.84 %	2.30 %
Expected return on assets	7.10 %	6.26 %	6.03 %	6.03 %
Cash balance interest credit rate	3.23 %	3.05 %	2.94 %	2.94 %

[1] Settlement accounting is necessary when actual lump sums paid during a fiscal year exceed the sum of the service cost and interest cost for the year. During the year ended December 31, 2022 and eight months ended December 31, 2021 (Successor), the settlement threshold was reached for certain of our pension plans and we recognized a corresponding settlement (gain) loss in our Consolidated Statements of Operations.

[2] All components of Net periodic pension and retiree medical income are included in Other, net, in our Consolidated Statements of Operations.

The American Rescue Plan Act of 2021, which was passed in March 2021, provided funding relief for U.S. qualified pension plans which lowered our pension contribution requirements for the years ended December 31, 2023 and 2022. We currently expect to contribute approximately $23.7 million to our pension plans and to directly pay other post-retirement benefits of approximately $1.2 million in 2024. These amounts represent the minimum contributions we are required to make under relevant statutes. We do not expect to make contributions in excess of the minimum required amounts.

The pension plans' investment objectives for fund assets are to: achieve a rate of return such that contributions are minimized and future assets are available to fund liabilities, maintain liquidity sufficient to pay benefits when due, diversify among asset classes so that assets earn a reasonable return with an acceptable level of risk and gradually de-risk the plan by increasing the allocation of investments which track the overall liabilities of the plan as the ratio of assets to liabilities improves and economic conditions warrant. The plans employ several active managers with proven long-term records in their specific investment discipline.

Target allocations among asset categories and the fair value of each category of plan assets as of December 31, 2023 and 2022, are presented below. The plans will reallocate assets in accordance with the allocation targets, after giving consideration to the expected level of cash required to pay current benefits and plan expenses (dollars in millions):

	Target range [1]	December 31, 2023 Total	December 31, 2022 Total
Equities:			
U.S. equity:	23.9% to 33.9%		
U.S. large cap		$ 105.5	$ 99.4
U.S. small/mid cap		28.7	25.4
Global Low Volatility Equity	3.4% to 13.4%	38.5	38.0
Non-U.S. equity:	19.7% to 29.7%		
International all cap		51.3	50.7
International small cap		23.1	22.4
Emerging markets		39.3	39.7
Real estate equities	3% to 13%	40.4	49.0
Fixed income:	25% to 35%		
Long-term corporate bonds		46.6	45.3
U.S. Treasury STRIPS		93.0	83.7
Cash and equivalents	$0 - $5.0	4.8	4.9
Total		$ 471.2	$ 458.5

[1] Our investment policy only sets allocation target ranges for general asset classes and not specific investment types.

All of our investments, other than cash and cash equivalents, are measured at fair value using the net asset value per share (or its equivalent) practical expedient and therefore are not categorized in the fair value hierarchy. Cash and cash equivalents are considered Level 1 as they were valued at cost, which approximates fair value.

Assets in the U.S. equities category include investments in common and preferred stocks (and equivalents such as American Depository Receipts and convertible bonds) and may be held through separate accounts, commingled funds or an institutional mutual fund. Assets in the global low volatility equities include investments in a broad range of developed market global equity securities and may be held through a commingled or institutional mutual fund. Assets in the international equities category include investments in a broad range of international equity securities, including both developed and emerging markets, and may be held through a commingled or institutional mutual fund. The real estate category includes investments in pooled and commingled funds whose objectives are diversified equity investments in income-producing properties. Each real estate fund is intended to provide broad exposure to the real estate market by property type, geographic location and size and may invest internationally. Securities in the fixed income categories include U.S. government, corporate, mortgage- and asset-backed securities and Yankee bonds and should be rated investment grade or above. Investments in this category should have an average investment rating of "A" or better.

To develop the expected long-term rate of return on assets assumption, we considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the plan's other asset classes and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based upon the current asset allocation to develop the expected long-term rate of return on assets assumption for the plan, which decreased to 6.88% at December 31, 2023 from 7.10% at December 31, 2022.

Estimated future annual benefit payments from plan assets are presented below. Such amounts are based on existing benefit formulas and include the effect of future service (in millions):

Year ended December 31,	Pension Benefits	Other Post-Retirement Benefits
2024	$ 42.4	$ 1.2
2025	41.2	1.0
2026	40.7	0.9
2027	40.4	0.9
2028	40.1	0.8
2029 through 2033	193.0	3.7

Savings Plans

We have savings plans, (the "Savings Plan", the "Multinational Savings Plan", the "Limited Retirement Plan"), which cover eligible employees as defined within each plan. The Savings Plan includes a 401(k) savings plan feature, which allows eligible employees to make tax-deferred contributions to the plans. Contributions made to the Multinational Savings Plan may or may not qualify for tax deferral based on each plan participant's local tax requirements. The Limited Retirement Plan allows eligible employees in the U.K. to make tax-deferred contributions to the plan.

Except for the period August 1, 2020, to December 31, 2021 where employer contributions were temporarily suspended in light of the then current economic environment, we generally make matching cash contributions to the plans. These matching contributions were reinstated effective January 1, 2022 whereby 100% of the amount contributed by the employee was matched up to a maximum of 4% of eligible salary, and increased effective January 1, 2023 whereby employee contributions are now matched up to a maximum of 5%. These matching contributions totaled $8.0 million and $4.7 million for the years ended December 31, 2023 and 2022 (Successor), respectively.

12. INCOME TAXES

We generated profits of $30.7 million $39.7 million, $253.4 million and $373.1 million before income taxes in the U.S. for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor), respectively. We generated profits of $53.5 million and $185.2 million, and losses of $240.6 million and $4.8 billion before income taxes in non-U.S. jurisdictions for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor), respectively.

The components of our provision for income taxes are summarized as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Current income tax expense (benefit):				
U.S.	$ (30.3)	$ 12.4	$ 5.5	$ —
Non-U.S.	34.1	22.8	52.2	34.4
	3.8	35.2	57.7	34.4
Deferred income tax expense (benefit):				
U.S.	1.9	8.5	(6.6)	—
Non-U.S.	(788.3)	(0.6)	(14.7)	(18.2)
	(786.4)	7.9	(21.3)	(18.2)
Total income tax expense (benefit)	$ (782.6)	$ 43.1	$ 36.4	$ 16.2

Deferred Taxes

The components of deferred income tax assets and liabilities are summarized as follows (in millions):

	December 31, 2023	December 31, 2022
Deferred tax assets:		
Net operating loss carryforwards	$ 3,308.9	$ 3,028.7
Property and equipment	1,535.1	1,454.8
Interest limitation carryforwards	123.4	193.4
Foreign tax credits	44.7	60.7
Employee benefits, including share-based compensation	41.6	43.1
Premiums on long-term debt	6.0	8.1
Other	14.4	20.1
Valuation allowance	(4,192.4)	(4,720.3)
Total deferred tax assets	881.7	88.6
Deferred tax liabilities	(26.8)	(19.4)
Net deferred tax asset	$ 854.9	$ 69.2

The realization of substantially all of our deferred tax assets is dependent upon generating sufficient taxable income during future periods in various jurisdictions in which we operate. We rely on projected taxable income from both current and future drilling contracts for the recognition of deferred tax assets. Realization of certain of our deferred tax assets is not assured. We recognize a valuation allowance for deferred tax assets when it is more-likely-than-not that the benefit from the deferred tax asset will not be realized. The amount of deferred tax assets considered realizable could increase or decrease in the near-term if our estimates of future taxable income change.

As of December 31, 2023, we had gross deferred tax assets of $3.3 billion relating to $14.2 billion of net operating loss ("NOL") carryforwards, $44.7 million of U.S. foreign tax credits ("FTCs"), and $123.4 million of U.S., Luxembourg and U.K. interest limitation carryforwards, which can be used to reduce our income taxes payable in future years. NOL carryforwards, which were generated in various jurisdictions worldwide, include $13.2 billion that do not expire and $1.0 billion that will expire, if not utilized, between 2024 and 2040. Deferred tax assets for NOL carryforwards as of December 31, 2023 include $2.4 billion, $607.5 million, $88.6 million, and $78.0 million pertaining to NOL carryforwards in Luxembourg, the United States, Switzerland, and the U.K., respectively. The U.S. FTCs expire between 2024 and 2026. Interest limitation carryforwards generally do not expire. Additionally, as a result of our emergence from bankruptcy, the utilization of certain U.S. deferred tax assets including, but not limited to, NOL carryforwards, FTCs, and interest limitation carryforwards is limited to $0.5 million annually.

We had a $4.2 billion and a $4.7 billion valuation allowance as of December 31, 2023 and 2022, respectively, on deferred tax assets relating to those assets for which we are not more likely than not to realize due to the inability to generate sufficient taxable income in the period prior to expiration and/or of the character necessary to use the benefit of the deferred tax assets. During the years ended December 31, 2023 and 2022, and eight months ended December 31, 2021 (Successor), we recognized a deferred tax benefit of $802.9 million, a deferred tax expense of $1.5 million and a deferred tax benefit of $9.8 million, respectively, associated with changes in deferred tax asset valuation allowances. The deferred tax benefit in 2023 primarily relates to a $799.5 million reduction of our valuation allowance recognized in the fourth quarter of 2023 due changes in the balance of relevant positive and negative evidence considered when assessing the realization of our deferred tax assets in certain operating jurisdictions. After considering the balance of evidence, which included historical financial results, projected earnings, contract backlog, day rates and market outlook, we determined that sufficient positive evidence exists to conclude that this portion of the valuation allowance on deferred tax assets is no longer needed. This reduction in our valuation allowance was partially offset by a net increase of $275.0 million in 2023, primarily relating to deferred tax asset activity during the year attributable to NOLs and future deductible temporary differences for which we are not more than likely not to realize. We intend to continue maintaining a valuation allowance on a substantial portion of our deferred tax assets until there is sufficient evidence to support a reversal of such allowances. The timing and amount of future valuation allowance reductions are subject to future levels of contracting and profitability achieved.

Effective Tax Rate

Valaris Limited is domiciled and resident in Bermuda. Our subsidiaries conduct operations and earn income in numerous countries and are subject to the laws of taxing jurisdictions within those countries. The income of our non-Bermuda subsidiaries is not subject to Bermuda taxation. Legacy Valaris was domiciled and resident in the U.K. The income of our non-U.K. subsidiaries was generally not subject to U.K. taxation.

Income tax rates and taxation systems in the jurisdictions in which our subsidiaries conduct operations vary and our subsidiaries are frequently subjected to minimum taxation regimes. In some jurisdictions, tax liabilities are based on gross revenues, statutory deemed profits or other factors, rather than on net income, and our subsidiaries are frequently unable to realize tax benefits when they operate at a loss. Accordingly, during periods of declining profitability, our income tax expense may not decline proportionally with income, which could result in higher effective income tax rates. Furthermore, we will continue to incur income tax expense in periods in which we operate at a loss.

Our drilling rigs frequently move from one taxing jurisdiction to another to perform contract drilling services. In some instances, the movement of drilling rigs among taxing jurisdictions will involve the transfer of ownership of the drilling rigs among our subsidiaries. As a result of frequent changes in the taxing jurisdictions in which our drilling rigs are operated and/or owned, changes in profitability levels and changes in tax laws, our annual effective income tax rate may vary substantially from one reporting period to another.

Our consolidated effective income tax rate for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor), respectively, differs from the Bermuda and U.K. statutory income tax rates as follows:

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Bermuda (Successor)/ U.K. (Predecessor) statutory income tax rate	— %	— %	— %	19.0 %
Non-Bermuda (Successor) taxes	74.0	22.8	376.0	—
Valuation allowance	(953.6)	0.6	(119.5)	(1.8)
Resolution of prior year items	(49.9)	(7.0)	216.2	(0.4)
Switzerland Tax Reform	—	—	(188.3)	—
Asset impairments	—	—	—	(3.2)
Other	—	2.8	—	(14.0)
Effective income tax rate	(929.5)%	19.2 %	284.4 %	(0.4)%

Our 2023 consolidated effective income tax rate includes discrete tax benefit of $42.0 million primarily attributable to changes in liabilities for unrecognized tax benefits associated with tax positions taken in prior years.

Our 2022 consolidated effective income tax rate includes $10.3 million associated with the impact of various discrete items, including $17.2 million income tax benefit associated with changes in liabilities for unrecognized tax benefits and resolution of other prior period tax matters, offset primarily by tax expense attributable to income associated with a contract termination.

Our eight months ended December 31, 2021 (Successor) consolidated effective income tax rate includes $14.3 million associated with the impact of various discrete items, including $29.7 million income tax expense associated with changes in liabilities for unrecognized tax benefits and resolution of other prior period tax matters, offset by $15.4 million of tax benefit related to deferred taxes associated with Switzerland tax reform.

Our four months ended April 30, 2021 (Predecessor) consolidated effective income tax rate included $2.2 million associated with the impact of various discrete items, including $21.5 million of income tax expense associated with changes in liabilities for unrecognized tax benefits and resolution of other prior period tax matters, offset by $19.3 million of tax benefit related to fresh start accounting adjustments.

Excluding the impact of the aforementioned discrete tax items, our consolidated effective income rates for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor) were (872.3)%, 73.6%, 213.9% and (12.9)%, respectively. The changes in our consolidated effective income tax rate excluding discrete tax items during the three-year period result primarily from changes in the relative components of our earnings from the various taxing jurisdictions in which our drilling rigs are operated and/or owned and differences in tax rates in such taxing jurisdictions.

Unrecognized Tax Benefits

Our tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority that has full knowledge of all relevant information.

As of December 31, 2023, we had $201.4 million of unrecognized tax benefits, of which $171.7 million was included in Other liabilities on our Consolidated Balance Sheet, and $29.7 million, which is associated with tax positions taken in tax years with NOL carryforwards, was presented as a reduction of deferred tax assets.

As of December 31, 2022, we had $217.6 million of unrecognized tax benefits, of which $187.2 million was included in Other liabilities on our Consolidated Balance Sheet, $30.2 million, which is associated with tax positions taken in tax years with NOL carryforwards, was presented as a reduction of deferred tax assets and $0.2 million was presented as a reduction of long-term income tax receivable.

If recognized, $171.2 million of the $201.4 million unrecognized tax benefits as of December 31, 2023 would impact our consolidated effective income tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor) (in millions) were as follows:

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Balance, beginning of period	$ 217.6	$ 235.1	$ 235.4	$ 237.7
Increase as a result of tax positions taken during prior years	88.6	3.0	34.6	2.9
Lapse of applicable statutes of limitations	(73.6)	(4.5)	(20.2)	(0.2)
Settlements with taxing authorities	(41.8)	(16.5)	(6.6)	—
Increases as a result of tax positions taken during the current year	13.4	11.2	6.9	12.6
Impact of foreign currency exchange rates	0.6	(9.7)	(10.5)	(17.6)
Decreases as a result of tax positions taken during prior years	(3.4)	(1.0)	(4.5)	—
Balance, end of period	$ 201.4	$ 217.6	$ 235.1	$ 235.4

Accrued interest and penalties totaled $52.3 million and $87.8 million as of December 31, 2023 and 2022, respectively, and were included in Other liabilities on our Consolidated Balance Sheets. We recognized a net benefit of $35.4 million and $12.5 million, and net expense of $20.3 million and $13.5 million associated with interest and penalties during the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor), respectively. Interest and penalties are included in Current income tax expense in our Consolidated Statements of Operations.

Three of our subsidiaries file or previously filed U.S. tax returns and the tax returns of one or more of these subsidiaries is under exam for years 2014 and subsequent years. None of these examinations are expected to have a significant impact on the Company's consolidated results of operations and cash flows. Tax years as early as 2005 remain subject to examination in the other major tax jurisdictions in which we operated.

Statutes of limitations applicable to certain of our tax positions lapsed during the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor), resulting in net income tax benefits, inclusive of interest and penalties, of $77.3 million, $4.5 million, $17.9 million and $0.2 million, respectively.

Absent the commencement of examinations by tax authorities, statutes of limitations applicable to certain of our tax positions will lapse during 2024, but we do not expect these to have a material impact to our unrecognized tax benefits or effective income tax rate.

Tax Assessments

In December 2023, one of our Luxembourg subsidiaries received tax assessments for fiscal years 2019, 2020, 2021 and 2023 and a demand of payment from the Luxembourg tax authorities for an aggregate of approximately €115.0 million (approximately $127.0 million converted at current period-end exchange rates), including interest. In February 2024, we subsequently received notice from the Luxembourg tax authorities reducing the amount attributable to the 2023 payment demand by approximately €55.0 million resulting in a revised aggregate tax demand of approximately €60.0 million. We have recorded a liability for uncertain tax positions of approximately €60.0 million (approximately $66.0 million converted at current period-end exchange rates) in the fourth quarter of 2023 related to the assessments for the 2019-2021 tax years. We are vigorously contesting these assessments, including the validity and amount; however, the outcome of such challenges and related administrative proceedings and appeals cannot be predicted with certainty. An unfavorable outcome could result in a material impact on our financial position, operating results and cash flows.

During 2019, the Australian tax authorities issued aggregate tax assessments totaling approximately A$101.0 million (approximately $69.0 million converted at the current period-end exchange rate) plus interest related to the examination of certain of our tax returns for the years 2011 through 2016. During the third quarter of 2019, we made a A$42.0 million payment (approximately $29.0 million at then-current exchange rates) to the Australian tax authorities to litigate the assessment. We have an $18.8 million liability for uncertain tax positions relating to these assessments as of December 31, 2023. We believe our tax returns are materially correct as filed, and we are vigorously contesting these assessments. Although the outcome of such assessments and related administrative proceedings cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on our financial position, operating results and cash flows.

Undistributed Earnings

Dividend income received by Valaris Limited from its subsidiaries is exempt from Bermuda taxation. We do not provide deferred taxes on undistributed earnings of certain subsidiaries because our policy and intention is to reinvest such earnings indefinitely. As of December 31, 2023, the aggregate undistributed earnings of the subsidiaries for which we maintain a policy and intention to reinvest earnings indefinitely totaled $298.2 million. Should we make a distribution from these subsidiaries in the form of dividends or otherwise, we would be subject to additional income taxes. The unrecognized deferred tax liability related to these undistributed earnings was not practicable to estimate as of December 31, 2023.

Tax Legislation

The Organization for Economic Co-operation and Development has issued Pillar Two model rules introducing a new global minimum tax of 15% applied on a country-by-country basis intended to be effective on January 1, 2024. Numerous jurisdictions are actively considering changes to existing tax laws or have proposed or enacted new laws to align with the recommendations and guidelines under Pillar Two. There remains uncertainty as to the final Pillar Two model rules and we will continue to monitor global legislative action related to this initiative. Additionally, Bermuda recently enacted the Corporate Income Tax Act 2023 on December 27, 2023 (the "CIT Act") which stipulates a tax on 15% of the net income of certain Bermuda constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. While we are still closely monitoring developments of these rules and evaluating the potential impact on future periods, we do not expect they will have a significant impact on our financial results in the near term.

13. COMMITMENTS AND CONTINGENCIES

ARO Newbuild Funding Obligations

In connection with our 50/50 unconsolidated joint venture, we have a potential obligation to fund ARO for newbuild jackup rigs. The Shareholder Agreement specifies that ARO shall purchase 20 newbuild jackup rigs over an approximate 10-year period. The joint venture partners intend for the newbuild jackup rigs to be financed out of available cash on hand and from ARO's operations and/or funds available from third-party financing. In January 2020, ARO paid 25% of the purchase price from cash on hand for each of the two newbuilds, and in October 2023, entered into a $359.0 million term loan to finance the remaining payments due upon delivery and for general corporate purposes. The term loan matures in eight years following the related drawdown under the term loan and requires equal quarterly amortization payments during the term, with a 50% balloon payment due at maturity. The term loan bears interest based on the three-month SOFR plus a margin ranging from 1.25% to 1.4%. Our Notes Receivable from ARO are subordinated and junior in right of payment to ARO's term loan. In the event ARO has insufficient cash or is unable to obtain third-party financing, each partner may periodically be required to make additional capital contributions to ARO, up to a maximum aggregate contribution of $1.25 billion from each partner to fund the newbuild program. Beginning with the delivery of the second newbuild, each partner's commitment shall be reduced by the lesser of the actual cost of each newbuild rig or $250.0 million, on a proportionate basis.

Letters of Credit

In the ordinary course of business with customers and others, we have entered into letters of credit to guarantee our performance as it relates to our drilling contracts, contract bidding, customs duties, tax appeals and other obligations in various jurisdictions. Letters of credit outstanding as of December 31, 2023 totaled $128.8 million and are issued under facilities provided by various banks and other financial institutions, but none were issued under the Credit Agreement. Obligations under these letters of credit are not normally called, as we typically comply with the underlying performance requirements. As of December 31, 2023, we had collateral deposits in the amount of $12.6 million with respect to these agreements.

Patent Litigation

In December 2022, a subsidiary of Transocean Ltd. commenced an arbitration proceeding against us alleging breach of a license agreement related to certain dual-activity drilling patents. We are unable to estimate our potential exposure, if any, to the proceeding at this time but do not believe that our ultimate liability, if any, resulting from this proceeding will have a material effect on our consolidated financial condition, results of operations or cash flows. We do not believe that we have breached the license agreement and intend to defend ourselves vigorously against this claim.

Brazil Administrative Proceeding

In July 2023, we received notice of an administrative proceeding initiated against us in Brazil. Specifically, the Federal Court of Accounts ("TCU") is seeking from us, Samsung Heavy Industries ("SHI") and others, on a joint and several basis, a total of approximately BRL 601.0 million (approximately $124.0 million at the current quarter-end exchange rates) in damages that TCU asserts arose from the overbilling to Petrobras in 2015 in relation to the drilling services agreement with Petrobras for VALARIS DS-5 (the "DSA"). As fully disclosed in our prior periodic reports, the DSA was previously the subject of (1) investigations by the SEC and the U.S Department of Justice, each of which closed their investigation of us in 2018 without any enforcement action, (2) an arbitration proceeding against SHI in which we prevailed resulting in SHI making a $200.0 million cash payment to us in December 2019, and (3) a settlement with Petrobras normalizing our business relations in August 2018. We plan to vigorously defend ourselves against the allegations made by the TCU. Because these proceedings are in their initial stages, we are unable to estimate our potential exposure, if any, at this time.

Other Matters

In addition to the foregoing, we are named defendants or parties in certain other lawsuits, claims or proceedings incidental to our business and are involved from time to time as parties to governmental investigations or proceedings, including matters related to taxation, arising in the ordinary course of business. Although the outcome of such lawsuits or other proceedings cannot be predicted with certainty and the amount of any liability that could arise with respect to such lawsuits or other proceedings cannot be predicted accurately, we do not expect these matters to have a material adverse effect on our financial position, operating results and cash flows.

14. LEASES

We have operating leases for office space, facilities, equipment, employee housing and certain rig berthing facilities. For all asset classes, except office space, we account for the lease component and the non-lease component as a single lease component. Short-term leases with a term of one year or less are not recorded on the Consolidated Balance Sheet. Our leases have remaining lease terms of less than one month to eight years, some of which include options to extend. The lease term used for calculating our right-of-use assets and lease liabilities is determined by considering the non-cancelable lease term, as well as any extension options that we are reasonably certain to exercise.

We evaluate the carrying value of our right-of-use assets on a periodic basis to identify events or changes in circumstances, such as lease abandonment, which indicate that the carrying value of such right-of-use assets may be impaired.

The components of lease expense are as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Long-term operating lease cost	$ 24.6	$ 13.4	$ 12.9	$ 9.1
Short-term operating lease cost	13.2	15.2	14.3	6.3
Variable lease cost [1]	11.3	1.0	1.0	0.7
Total operating lease cost	$ 49.1	$ 29.6	$ 28.2	$ 16.1

[1] Variable lease costs are excluded from the measurement of right-of-use assets and lease liabilities and consist primarily of variable fees related to offshore equipment rentals.

Supplemental balance sheet information related to our operating leases is as follows (in millions, except lease term and discount rate):

	December 31, 2023		December 31, 2022	
Operating lease right-of-use assets	$	74.6	$	21.0
Current lease liability	$	27.2	$	9.4
Long-term lease liability		48.9		13.8
Total operating lease liabilities	$	76.1	$	23.2
Weighted-average remaining lease term (in years)		3.6		5.0
Weighted-average discount rate [1]		8.21 %		7.48 %

[1] Represents our estimated incremental borrowing cost on a secured basis for similar terms as the underlying leases.

Supplemental cash flow information related to our operating leases is as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
ROU assets obtained in exchange for operating lease liabilities	$ 80.3	$ 14.7	$ 0.9	$ 5.5
Cash paid for amounts included in the measurement of our operating lease liabilities	$ 26.2	$ 14.0	$ 11.7	$ 7.1

Maturities of lease liabilities as of December 31, 2023 were as follows (in millions):

2024	$	32.4
2025		20.5
2026		19.1
2027		10.0
2028		2.4
Thereafter		3.7
Total lease payments	$	88.1
Less imputed interest		(12.0)
Total	$	76.1

15. SEGMENT INFORMATION

Our business consists of four operating segments: (1) Floaters, which includes our drillships and semisubmersible rigs, (2) Jackups, (3) ARO and (4) Other, which consists of management services on rigs owned by third parties and the activities associated with our arrangements with ARO under the Lease Agreements. Floaters, Jackups and ARO are also reportable segments.

Our onshore support costs included within Contract drilling expenses are not allocated to our operating segments for purposes of measuring segment operating income (loss) and as such, those costs are included in "Reconciling Items." Further, General and administrative expense and Depreciation expense incurred by our corporate office are not allocated to our operating segments for purposes of measuring segment operating income (loss) and are included in "Reconciling Items". We measure segment assets as Property and equipment, net.

The full operating results included below for ARO are not included within our consolidated results and thus deducted under "Reconciling Items" and replaced with our equity in earnings of ARO. See "Note 5 - Equity Method Investment in ARO" for additional information on ARO and related arrangements.

Segment information for the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor) are presented below (in millions).

Year Ended December 31, 2023 (Successor)

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Revenues	$ 948.7	$ 659.6	$ 496.6	$ 175.9	$ (496.6)	$ 1,784.2
Operating expenses						
Contract drilling (exclusive of depreciation)	812.0	517.4	365.9	75.2	(226.9)	1,543.6
Depreciation	55.8	40.0	65.9	5.0	(65.6)	101.1
General and administrative	—	—	22.2	—	77.1	99.3
Equity in earnings of ARO	—	—	—	—	13.3	13.3
Operating income	$ 80.9	$ 102.2	$ 42.6	$ 95.7	$ (267.9)	$ 53.5
Property and equipment, net	$ 1,035.5	$ 480.8	$ 1,036.6	$ 52.1	$ (971.2)	$ 1,633.8
Capital expenditures	$ 562.0	$ 132.3	$ 300.8	$ —	$ (299.0)	$ 696.1

Year Ended December 31, 2022 (Successor)

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Revenues	$ 700.5	$ 744.2	$ 459.5	$ 157.8	$ (459.5)	$ 1,602.5
Operating expenses						
Contract drilling (exclusive of depreciation)	646.0	538.9	341.8	76.4	(219.9)	1,383.2
Loss on impairment	34.5	—	—	—	—	34.5
Depreciation	50.0	36.1	63.4	4.6	(62.9)	91.2
General and administrative	—	—	18.7	—	62.2	80.9
Equity in earnings of ARO	—	—	—	—	24.5	24.5
Operating income (loss)	$ (30.0)	$ 169.2	$ 35.6	$ 76.8	$ (214.4)	$ 37.2
Property and equipment, net	$ 487.5	$ 391.7	$ 775.6	$ 56.8	$ (734.4)	$ 977.2
Capital expenditures	$ 152.9	$ 53.5	$ 103.7	$ —	$ (103.1)	$ 207.0

Eight Months Ended December 31, 2021 (Successor)

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Revenues	$ 254.5	$ 487.1	$ 307.1	$ 93.4	$ (307.1)	$ 835.0
Operating expenses						
Contract drilling (exclusive of depreciation)	250.7	365.2	246.2	38.9	(176.9)	724.1
Depreciation	31.0	32.0	44.2	2.8	(43.9)	66.1
General and administrative	—	—	13.6	—	44.6	58.2
Equity in earnings of ARO	—	—	—	—	6.1	6.1
Operating income (loss)	$ (27.2)	$ 89.9	$ 3.1	$ 51.7	$ (124.8)	$ (7.3)
Property and equipment, net	$ 408.2	$ 401.9	$ 730.6	$ 46.0	$ (695.8)	$ 890.9
Capital expenditures	$ 26.0	$ 23.7	$ 41.8	$ —	$ (41.3)	$ 50.2

Four Months Ended April 30, 2021 (Predecessor)

	Floaters	Jackups	ARO	Other	Reconciling Items	Consolidated Total
Revenues	$ 115.7	$ 232.4	$ 163.5	$ 49.3	$ (163.5)	$ 397.4
Operating expenses						
Contract drilling (exclusive of depreciation)	106.5	175.0	116.1	19.9	(73.7)	343.8
Loss on impairment	756.5	—	—	—	—	756.5
Depreciation	72.1	69.7	21.0	14.8	(18.0)	159.6
General and administrative	—	—	4.2	—	26.5	30.7
Equity in earnings of ARO	—	—	—	—	3.1	3.1
Operating income (loss)	$ (819.4)	$ (12.3)	$ 22.2	$ 14.6	$ (95.2)	$ (890.1)
Property and equipment, net	$ 419.3	$ 401.4	$ 730.7	$ 50.5	$ (692.8)	$ 909.1
Capital expenditures	$ 3.3	$ 5.4	$ 14.9	$ —	$ (14.9)	$ 8.7

Information about Geographic Areas

As of December 31, 2023, our Floaters segment consisted of 13 drillships, four dynamically positioned semisubmersible rigs and one moored semisubmersible rig deployed in various locations. Our Jackups segment consisted of 27 jackup rigs which were deployed in various locations and our Other segment consisted of eight jackup rigs which are leased to our 50/50 unconsolidated joint venture with Saudi Aramco.

As of December 31, 2023, the geographic distribution of our and ARO's drilling rigs was as follows:

	Floaters	Jackups	Other	Total Valaris	ARO
Middle East & Africa	3	5	8	16	8
North & South America	9	7	—	16	—
Europe	4	12	—	16	—
Asia & Pacific Rim	2	3	—	5	—
Total	18	27	8	53	8

We provide management services in the U.S. Gulf of Mexico on two rigs owned by a third party not included in the table above.

ARO has ordered one newbuild jackup which is under construction in the Middle East and expected to be delivered in first half of 2024. This rig is not included in the table above.

Information by country for those countries that account for more than 10% of our long-lived assets, was as follows (in millions):

| | Long-lived Assets | |
	December 31, 2023	December 31, 2022
Spain	$ 438.9	$ 117.7
Brazil	374.5	102.0
United Kingdom	277.8	185.2
United States	206.5	166.3
Other countries[1]	410.7	427.0
Total	$ 1,708.4	$ 998.2

[1] Other countries includes countries where individually we had long-lived assets representing less than 10% of total long-lived assets.

For purposes of our geographic disclosures above, we attribute assets to the geographic location of the drilling rig or operating lease, in the case of our right-of-use assets, as of the end of the applicable year. Any rigs in transit as of the end of the year are included in the location to which they are mobilizing.

16. SUPPLEMENTAL FINANCIAL INFORMATION

Consolidated Balance Sheet Information

Accounts receivable, net, consisted of the following (in millions):

	December 31, 2023	December 31, 2022
Trade	$ 375.2	$ 345.7
Income tax receivables	83.2	93.6
Other	16.2	24.6
	474.6	463.9
Allowance for doubtful accounts	(15.3)	(14.8)
	$ 459.3	$ 449.1

Other current assets consisted of the following (in millions):

	December 31, 2023	December 31, 2022
Deferred costs	$ 75.3	$ 59.1
Prepaid taxes	49.1	44.6
Prepaid expenses	23.6	17.5
Other	29.2	27.4
	$ 177.2	$ 148.6

Accrued liabilities and other consisted of the following (in millions):

	December 31, 2023		December 31, 2022
Current contract liabilities (deferred revenues)	$	116.2	$ 78.0
Personnel costs		76.6	55.8
Income and other taxes payable		52.9	41.4
Lease liabilities		27.2	9.4
Accrued claims		20.4	27.2
Accrued interest		15.4	7.6
Other		35.5	28.5
	$	344.2	$ 247.9

Other liabilities consisted of the following (in millions):

	December 31, 2023		December 31, 2022
Unrecognized tax benefits (inclusive of interest and penalties)	$	224.0	$ 275.0
Pension and other post-retirement benefits		141.6	159.8
Lease liabilities		48.9	13.8
Noncurrent contract liabilities (deferred revenues)		37.6	41.0
Other		19.6	9.9
	$	471.7	$ 499.5

Consolidated Statements of Operations Information

Repair and maintenance expense related to continuing operations was as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Repair and maintenance expense	$ 203.3	$ 175.2	$ 76.3	$ 48.4

Other, net, consisted of the following (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Eight Months Ended December 31, 2021	Four Months Ended April 30, 2021
Loss on extinguishment of debt	$ (29.2)	$ —	$ —	$ —
Net gain on sale of property	28.6	141.2	21.2	6.0
Net foreign currency exchange gains (losses)	(3.5)	12.2	8.1	13.4
Net periodic pension and retiree medical income	0.9	16.4	8.7	5.4
Other income	1.4	0.1	0.1	1.1
	$ (1.8)	$ 169.9	$ 38.1	$ 25.9

Consolidated Statements of Cash Flows Information

Our restricted cash consists primarily of $12.6 million and $24.4 million of collateral on letters of credit as of December 31, 2023 and 2022, respectively. See "Note 13 - Commitments and Contingencies" for more information regarding our letters of credit.

Net cash used in operating activities attributable to the net change in operating assets and liabilities was as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	**Year Ended December 31, 2022**	**Eight Months Ended December 31, 2021**	**Four Months Ended April 30, 2021**
(Increase) decrease in accounts receivable	$ 44.9	$ (6.9)	$ (18.3)	$ 23.2
(Increase) decrease in other assets	(5.9)	0.5	9.0	15.7
Increase (decrease) in liabilities	82.8	(0.2)	29.3	38.2
	$ 121.8	$ (6.6)	$ 20.0	$ 77.1

Additional cash flow information was as follows (in millions):

	Successor			Predecessor
	Year Ended December 31, 2023	**Year Ended December 31, 2022**	**Eight Months Ended December 31, 2021**	**Four Months Ended April 30, 2021**
Cash paid for interest and taxes				
Interest paid, net of amounts capitalized	$ 32.3	$ 44.2	$ 22.8	$ —
Income taxes paid (refunded), net	$ (8.3)	$ 5.6	$ 23.5	$ (16.9)
Non-cash investing activities				
Accruals for capital expenditures as of period end [1]	$ 71.5	$ 22.1	$ 9.3	$ 6.5

[1] Accruals for capital expenditures were excluded from investing activities in our Consolidated Statements of Cash Flows.

We received an income tax refund of $45.9 million during the first quarter of 2023 related to the U.S. Coronavirus Aid, Relief, and Economic Security Act.

Capitalized interest totaled $5.6 million and $1.2 million during the year ended December 31, 2023 and 2022 (Successor), respectively. During the eight months ended December 31, 2021 (Successor) and during the four months ended April 30, 2021 (Predecessor), there was no capitalized interest.

Concentration of Risk

Credit Risk - We are exposed to credit risk relating to our cash and cash equivalents and receivables from customers. Our cash and cash equivalents are primarily held by various well-capitalized and credit-worthy financial institutions. We monitor the credit ratings of these institutions and limit the amount of exposure to any one institution and therefore, do not believe a significant credit risk exists for these balances. We mitigate our credit risk relating to receivables from customers, which consist primarily of major international, government-owned and independent oil and gas companies, by performing ongoing credit evaluations. We also maintain reserves for potential credit losses, which generally have been within our expectations.

Customer Concentration - Consolidated revenues with customers that individually contributed 10% or more of revenue in the years ended December 31, 2023 and 2022, eight months ended December 31, 2021 (Successor), and four months ended April 30, 2021 (Predecessor) were as follows:

| | Successor | | | | | | | |
| | Year Ended December 31, 2023 | | | | Year Ended December 31, 2022 | | | |
	Floaters	Jackups	Other	Total	Floaters	Jackups	Other	Total
BP plc ("BP")	— %	5 %	6 %	11 %	6 %	3 %	6 %	15 %
Other customers	53 %	32 %	4 %	89 %	38 %	43 %	4 %	85 %
	53 %	37 %	10 %	100 %	44 %	46 %	10 %	100 %

| | Successor | | | | Predecessor | | | |
| | Eight Months Ended December 31, 2021 | | | | Four Months Ended April 30, 2021 | | | |
	Floaters	Jackups	Other	Total	Floaters	Jackups	Other	Total
BP	2 %	2 %	7 %	11 %	5 %	2 %	7 %	14 %
Other customers	29 %	56 %	4 %	89 %	24 %	57 %	5 %	86 %
	31 %	58 %	11 %	100 %	29 %	59 %	12 %	100 %

Geographic Concentration - For purposes of our geographic disclosure, we attribute revenues to the geographic location where such revenues are earned. Consolidated revenues for locations that individually had 10% or more of revenue were as follows (in millions):

	Successor							
	Year Ended December 31, 2023				Year Ended December 31, 2022			
	Floaters	Jackups	Other	Total	Floaters	Jackups	Other	Total
U.S. Gulf of Mexico	$ 220.9	$ 27.2	$ 104.7	$ 352.8	$ 230.9	$ 21.3	$ 99.0	$ 351.2
United Kingdom	—	267.2	—	267.2	—	264.5	—	264.5
Angola	210.9	—	—	210.9	78.5	—	—	78.5
Brazil	195.0	—	—	195.0	111.5	—	—	111.5
Australia	157.0	29.9	—	186.9	113.0	30.0	—	143.0
Saudi Arabia	—	41.2	71.2	112.4	—	78.3	58.8	137.1
Mexico	65.9	38.7	—	104.6	13.9	58.1	—	72.0
Norway	—	2.4	—	2.4	—	114.6	—	114.6
Other countries	99.0	253.0	—	352.0	152.7	177.4	—	330.1
	$ 948.7	$ 659.6	$ 175.9	$1,784.2	$ 700.5	$ 744.2	$ 157.8	$1,602.5

	Successor				Predecessor			
	Eight Months Ended December 31, 2021				Four Months Ended April 30, 2021			
	Floaters	Jackups	Other	Total	Floaters	Jackups	Other	Total
U.S. Gulf of Mexico	$ 52.8	$ 0.7	$ 56.4	$ 109.9	$ 47.9	$ 0.2	$ 26.3	$ 74.4
United Kingdom	—	185.2	—	185.2	—	75.7	—	75.7
Angola	19.4	—	—	19.4	20.5	—	—	20.5
Brazil	38.6	—	—	38.6	—	—	—	—
Australia	46.2	29.3	—	75.5	0.8	0.2	—	1.0
Saudi Arabia	—	55.3	37.0	92.3	—	30.5	23.0	53.5
Mexico	37.0	40.8	—	77.8	21.6	22.7	—	44.3
Norway	—	123.9	—	123.9	—	73.3	—	73.3
Other countries	60.5	51.9	—	112.4	24.9	29.8	—	54.7
	$ 254.5	$ 487.1	$ 93.4	$ 835.0	$ 115.7	$ 232.4	$ 49.3	$ 397.4

[1] Other countries includes locations that individually contributed to less than 10% of total revenues.

Board of Directors

Executive Management

Anton Dibowitz (5)
President and Chief Executive Officer of
Valaris Limited

Dick Fagerstal (1) (3)
Former Executive Chairman of the Global Marine
Group

Joseph Goldschmid (2) (4) (5)
Managing Director at Oak Hill
Advisors L.P.

Catherine J. Hughes (2) (3)
Former Executive Vice President International at
Nexen Inc.

Kristian Johansen (5)
Chief Executive Officer of TGS ASA

Elizabeth D. Leykum (1) (2) (4) (5)
Founder of Serenade Capital LLC

Deepak Munganahalli (3) (5)
Founder of Sencirc

James W. Swent, III (1) (2) (3) (4)
Former Chief Executive Officer &
Chairman of the Board of Southcross
Energy Partners, L.P.

(1) Audit Committee
(2) Compensation Committee
(3) Safety and Sustainability Committee
(4) Nominating and Governance Committee
(5) Strategy Committee

Anton Dibowitz
President and Chief Executive Officer

Gilles Luca
Senior Vice President and Chief Operating Officer

Matthew Lyne
Senior Vice President and Chief Commercial Officer

Davor Vukadin
Senior Vice President and General Counsel

Christopher Weber
Senior Vice President and Chief Financial Officer

Colleen Grable
Vice President and Chief Human Resources Officer

Duke Bajenting
Vice President, Strategy and Sustainability

Olivier Lhommet
Vice President, Operational Integrity

valaris.com

Clarendon House 2
Church Street Hamilton,
Bermuda HM11
Phone: (713) 789-1400